SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

PREDATOR EXPLORATION LTD.
(Name of Subject Company)

____
(Translation of Subject Company's Name into English (if applicable))

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

SIGNALENERGY INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

____
(CUSIP Number of Class of Securities (if applicable))

Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 90101
206-903-8804

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 26, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

1. Offer Circular dated November 26, 2004

2. Directors' Circular Recommending Acceptance of the Offer, dated November 26, 2004

3. Form of Letter of Transmittal to accompany certificates for common shares of Predator Exploration Ltd. to be deposited pursuant to the Offer dated November 26, 2004

4. Form of Notice of Guaranteed Delivery for common shares of Predator Exploration Ltd. to be deposited pursuant to the Offer dated November 26, 2004

Part I - 1. Offer Circular, dated November 26, 2004

This document is important and requires your immediate attention. If you have any questions regarding this Offer, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise.

November 26, 2004

OFFER TO PURCHASE
by
SIGNALENERGY INC.
of all of the outstanding Common Shares of
PREDATOR EXPLORATION LTD.
at a price per share of
0.3846 of a SignalEnergy Inc. Common Share

The offer (the "Offer") by SignalEnergy Inc. (the "Offeror" or "SignalEnergy") to purchase all of the outstanding common shares (the "Predator Shares") of Predator Exploration Ltd. ("Predator") will be open for acceptance until 5:00 p.m. (Calgary time) on Thursday, December 31, 2004, unless withdrawn or extended (the "Expiry Time"). The Offer is conditional upon, among other things, there being validly deposited under the Offer and not properly withdrawn prior to the Expiry Time (and at the time SignalEnergy first takes up and pays for Predator Shares under the Offer) not less than 66 2/3% (calculated on a diluted basis) of the Predator Shares (the "Minimum Condition"). This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

The Board of Directors of Predator has determined unanimously that the Offer is fair to the Shareholders and has unanimously recommended acceptance of the Offer by Shareholders. For further information refer to the accompanying Directors' Circular of the Board of Directors of Predator.

The Dealer Manager for the Offer is Tristone Capital Inc.

Holders of Predator Shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Predator Shares, at the office of Olympia Trust Company (the "Depositary") shown below and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Predator Shares who desires to deposit such Predator Shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance – Letter or Transmittal".

The SignalEnergy Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX"). On Monday, November 1, 2004, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the SignalEnergy Shares on the TSX was $1.30. On November 24, 2004, the closing trading price of the SignalEnergy Shares on the TSX was $1.26. The Predator Shares are listed and posted on the TSX Venture Exchange ("TSXV"). On Monday, November 1, 2004, the last trading day prior to the public announcement by the Offeror of the Offer, the closing price of the Predator Shares on the TSXV was $0.39. On November 24, 2004 the trading price of the Predator Shares was $0.42.

Questions and requests for assistance in completing the Letter of Transmittal or Notice of Guaranteed of Delivery may be directed to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary at its office shown in the Letter of Transmittal and on the last page of this document. Persons whose Predator Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Predator Shares.

Investors should be aware that SignalEnergy or its affiliates, directly or indirectly, may bid for or make purchases of Predator's securities subject to the Offer, or of the issuer's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document or the Letters of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized by SignalEnergy, the Depositary or the Dealer Manager.

This transaction has not been approved or disapproved by any securities regulatory authority in Canada or the United States nor has any securities regulatory authority in Canada or the United States passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful. Shareholders of Predator should be aware that the tender of the securities described herein may have tax consequences both in the United States and in Canada. See "Certain Canadian Federal Income Tax Considerations" in the Circular.

Investing in SignalEnergy Shares involves certain risks, including those that are described in or referred to in "SignalEnergy - Risk Factors" in Appendix "A" hereof.

Questions and requests for assistance may be directed to Tristone Capital Inc. (the "Dealer Manager") or the Depositary. Additional copies of this document, the Letters of Transmittal and the Notices of Guaranteed Delivery may be obtained without charge on request from the Dealer Manager or the Depositary at their respective offices shown on the last page of the Offer to Purchase and Circular.

NOTICE TO SHAREHOLDERS WHO ARE U.S. PERSONS

This Offer is made for the securities of a Canadian company. While the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. Financial statements included in this document have been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial statements of United States companies.

It may be difficult for U.S. persons to enforce his, her or its rights or to bring any claim arising under the U.S. federal securities laws, since SignalEnergy is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. A U.S. person may not be able to sue a foreign company or its officers and directors in a foreign country for violations of U.S. federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. Court's judgment.

U.S. persons should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated transactions.

The securities offered in connection with the Offer have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the issuance of the securities, or determined if this document is accurate or complete.

The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d 1(c) under the Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. The Offer is not being made directly or indirectly in any jurisdiction where prohibited by applicable law.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying circular under "Purpose of the Offer and Plans for Predator", "Information Concerning SignalEnergy Inc.", "Information Concerning Predator", "Appendix "A" - SignalEnergy Inc.", in addition to certain statements contained elsewhere in this document, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. See "Special Note Regarding Forward-Looking Statements" in the accompanying Circular.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Deposits will not be accepted from or on behalf of holders of Predator Shares in any jurisdiction in which the acceptance of deposits would not be in compliance with the laws of such jurisdiction. However, SignalEnergy may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Predator Shares in any such jurisdiction.

TABLE OF CONTENTS

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**AEUB**" means the Alberta Energy and Utilities Board;

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Break Fee**" has the meaning ascribed thereto under "Break Fee" in the Circular;

"**Business Day**" means any day other than a Saturday, Sunday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close;

"**Canadian GAAP**" or "**GAAP**" means Canadian generally accepted accounting principles;

"**CBM**" means coal bed methane;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part of this document;

"**Compulsory Acquisition**" has the meaning ascribed thereto under "Acquisition of Predator Shares Not Deposited - Compulsory Acquisition" in the Circular;

"**Dealer Manager**" means Tristone Capital Inc.;

"**Depositary**" means Olympia Trust Company at the office specified in the Letter of Transmittal and on the last page of this document;

"**Depositing Shareholder**" means a Shareholder tendering Predator Shares in acceptance of the Offer;

"**diluted basis**" means, with respect to the number of Predator Shares at any time, such number of outstanding Predator Shares actually issued and outstanding, together with all Predator Shares that may be issued on the exercise of all outstanding Predator Options and other rights to purchase or acquire Predator Shares;

"**Dissenting Offeree**" has the meaning ascribed thereto under "Acquisition of Predator Shares Not Deposited - Compulsory Acquisition" in the Circular;

"**Directors' Circular**" means the circular to be prepared by the Board of Directors of Predator and to be sent to all Shareholders in connection with the Offer;

"**Effective Date**" has the meaning ascribed thereto in Section 3 of the Offer;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion

Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Expiry Date**" means December 31, 2004 or such other date or dates as may be fixed by SignalEnergy from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**Expiry Time**" means 5:00 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by SignalEnergy from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants;

"**GLJ Report**" means the independent engineering evaluation of SignalEnergy's oil and natural gas assets, based on the escalated and constant price assumptions contained in such report by GLJ dated November 22, 2004 with an effective date of September 30, 2004;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and the Circular;

"**Lock-up Agreements**" means the agreements entered into by the directors, officers and certain major shareholders of Predator, as described in the Circular under "Lock-Up Agreements";

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Predator or SignalEnergy, as applicable, that is, or could reasonably be, expected to have a Material Adverse Effect;

"**Material Adverse Effect**" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations (including production and sales of oil, gas and natural gas liquids), assets, liabilities, or business of Predator or SignalEnergy, as applicable, provided that a Material Adverse Effect shall not include an adverse effect (or any condition, event or development involving a prospective effect) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Predator or SignalEnergy that arises or results from or is in any way connected with, either directly or indirectly: (i) any matter or prospective matter, either alone or in combination with other matters or prospective matters that relate to, or arise out of, a matter that has been publicly disclosed as of the date of the Pre-Acquisition Agreement; (ii) the announcement of the transactions contemplated by the Offer or the Pre-Acquisition Agreement; (iii) conditions affecting the oil and gas industry generally; (iv) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (v) any change in the market price of crude oil, natural gas or related by hydrocarbons; or (vi) any adverse drilling or completion results which occur or arise as a result of any capital program undertaken by either SignalEnergy or Predator that is agreed to between the parties in writing;

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"**Offer**" means the offer to purchase all of the issued and outstanding Predator Shares made by SignalEnergy to the Shareholders;

"**Offer Period**" means the period commencing on November 26, 2004 and ending at the Expiry Time;

"**Offeror's Notice**" has the meaning ascribed thereto under "Acquisition of Predator Shares Not Deposited - Compulsory Acquisition" in the Circular;

"**Officer Obligations**" means the obligations of Predator to its officers, directors, employees and consultants for severance or termination payments in connection with a termination of employment or change of control of Predator or bonuses payable pursuant to any written agreements, plan or otherwise;

"**Other Shares**" has the meaning ascribed thereto in Section 3 of the Offer;

"**person**" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"**Pre-Acquisition Agreement**" means the agreement dated as of October 29, 2004, between SignalEnergy and Predator pursuant to which, among other things, SignalEnergy agreed to make the Offer;

"**Predator**" means Predator Exploration Ltd., a corporation continued under the ABCA;

"**Predator Options**" means the outstanding 1,770,000 stock options granted to directors, officers and employees of Predator, each of which represents the right to acquire, on payment of the exercise price, one (1) Predator Share;

"**Predator Shares**" means the common shares in the share capital of Predator as constituted on the date hereof;

"**Privateco**" means a private Alberta corporation which SignalEnergy has agreed to acquire pursuant to an agreement dated October 31, 2004;

"**Purchased Shares**" has the meaning ascribed thereto in Section 3 of the Offer;

"**Second Stage Transaction**" means any amalgamation, statutory arrangement or other transaction involving SignalEnergy and/or an affiliate of SignalEnergy and Predator and/or the holders of Predator Shares for the purposes of Predator becoming, directly or indirectly, a wholly-owned subsidiary of SignalEnergy or affecting an amalgamation or merger of Predator's business and assets with or into SignalEnergy and/or an affiliate of SignalEnergy;

"**Securities Laws**" means any applicable Canadian provincial securities laws and any other applicable securities laws;

"**Shareholder**" means a holder of Predator Shares;

"**SignalEnergy**" or the "**Company**" means SignalEnergy Inc., a corporation incorporated under the *Companies Act* (Quebec);

"**SignalEnergy Shares**" means the common shares in the share capital of SignalEnergy, as constituted on the date hereof;

"**Soliciting Dealer**" has the meaning ascribed thereto in Section 15 of the Offer;

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Superior Proposal**" means a bona fide written Take-over Proposal by a third party that, if consummated in accordance with its terms, would result in a transaction that is financially more favourable to the Shareholders than the Offer (as determined in good faith by Predator's Board of Directors after receiving the advice of its financial and legal advisors);

"**Take-Up Date**" means the date that SignalEnergy first takes up Predator Shares pursuant to the Offer;

"**Take-over Proposal**" means a proposal or offer (verbal or written) by a third person (i.e., other than by SignalEnergy or an affiliate of SignalEnergy), whether or not subject to a due diligence condition, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Predator or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Predator Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares, sale of assets, tender offer or exchange offer or similar transaction involving Predator, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Predator or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Predator Shares (in all cases other than the transactions contemplated by the Pre-Acquisition Agreement);

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Tendering Shareholders**" means the directors, officers and certain major shareholders of Predator who have entered into the Lock-up Agreements;

"**TSX**" means the Toronto Stock Exchange;

"**TSXV**" means the TSX Venture Exchange;

"**U.S.**" or "**United States**" means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

ABBREVIATIONS

In this document, the abbreviations set forth below have the following meanings:

"ARTC"	Alberta Royalty Tax Credit	**"mbbls"**	one thousand barrels
"bbls/d"	barrels per day	**"mboe"**	one thousand barrels of oil equivalent
"bbls"	Barrels	**"mcf/d"**	thousand cubic feet per day
"bcf/d"	billion cubic feet per day	**"mcf"**	thousand cubic feet
"bcf"	billion cubic feet	**"mmcf/d"**	million cubic feet per day
"boe/d"	barrels of oil equivalent per day	**"mmcf"**	million cubic feet
"boe"	barrels of oil equivalent	**"NGL"**	natural gas liquids
"bopd"	barrels of oil per day	**"STB"**	Stock Tank Barrel
"10^3m^3"	thousand cubic meters	**"tcf"**	trillion cubic feet
"LNG"	liquefied natural gas	**"US dollars"**	United States dollars

Note: For the purposes of this document, 6 mcf of natural gas and 1 bbl of NGL each equal 1 bbl of oil.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	Thousand cubic metres ("10^3m^3")	0.0282
Thousand cubic metres	Mcf	35.494
bbls	Cubic metres ("m^3")	0.159
Cubic metres	Bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

(C013

SUMMARY

The following is a summary of certain information contained elsewhere in the attached Offer and Circular (including appendices), the Letter of Transmittal and the Notice of Guaranteed Delivery, and is qualified in its entirety by reference to those documents. Shareholders are urged to read the Offer and the Circular in their entirety. Certain terms used in this Summary are defined under "Definitions" in this Offer and Circular.

The Offer

The Offer is made by SignalEnergy, upon the terms of the Offer, for all of the outstanding Predator Shares, including Predator Shares which may become outstanding on the exercise of Predator Options or any other rights to acquire Predator Shares, on the basis of, 0.3846 of a SignalEnergy Share for each Predator Share; See Section 1 of the Offer, "The Offer". The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by SignalEnergy.

The Offer is made only for Predator Shares, including Predator Shares which may become outstanding on the exercise of Predator Options or other rights to purchase Predator Shares. Any holder of Predator Options who wishes to accept the Offer should make the necessary arrangements to exercise such options prior to the Expiry Time in order to obtain a certificate representing Predator Shares and deposit such Predator Shares in accordance with the Offer. Any unexercised Predator Options remaining prior to closing will be cancelled.

All Predator Options that are validly tendered to Predator for exercise and duly paid for, conditional on SignalEnergy taking up Predator Shares under the Offer ("Conditional Option Exercise"), shall be deemed to have been exercised concurrently with the take-up of Predator Shares by SignalEnergy. Furthermore, SignalEnergy shall accept as validly tendered under the Offer as of the Take-up Date, all Predator Shares that are to be issued pursuant to the Conditional Option Exercise; provided that the holders of such options indicate that such shares are tendered pursuant to the Offer.

The obligation of SignalEnergy to take up and pay for Predator Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. SignalEnergy may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdictions. Pursuant to the terms of the Pre-Acquisition Agreement, and subject to the foregoing, SignalEnergy has agreed to extend the Offer to Shareholders resident in the U.S. and will complete such filings in the U.S. as may be necessary to do so, provided that such U.S. Shareholders hold less than 10% in aggregate of the issued and outstanding Predator Shares.

The securities offered in connection with the Offer have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the issuance of the securities, or determined if this document is accurate or complete. The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d 1(c) under the Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Recommendation of the Board of Directors of Predator

The Board of Directors of Predator has determined unanimously that the Offer is fair to Shareholders and has unanimously recommended acceptance of the Offer by the Shareholders. For further information, refer to the accompanying Directors' Circular.

SignalEnergy Inc.

SignalEnergy Inc. is a Calgary-based, junior resource company engaged in the exploration, development and production of natural gas and oil. Incorporated in 1996 as SignalGene Inc. a new management team was put in place in December, 2003, the name was changed in March 2004 to SignalEnergy Inc. and SignalEnergy began to focus on generating drilling prospects and building a land base in west-central Alberta. In March 2004 the share capital was restructured with a one for 10 share consolidation. The SignalEnergy Shares are listed on the TSX under the symbol "SGI".

Predator

The business of Predator is the acquisition of, the exploration for, and the development and production of petroleum and natural gas in Alberta and British Columbia. Disclosure documents of Predator are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. See "Information Concerning Predator" in the Circular.

Purpose of the Offer and Plans for Predator

The purpose of the Offer is to enable SignalEnergy to acquire, directly or indirectly, all of the outstanding Predator Shares.

If SignalEnergy takes up and pays for Predator Shares deposited pursuant to the Offer, SignalEnergy intends to seek to acquire, directly or indirectly, all of the remaining Predator Shares not deposited under the Offer by a Compulsory Acquisition pursuant to the procedures contained in Part 16 of the ABCA or by a Second Stage Transaction. SignalEnergy will cause the Predator Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Predator Shares Not Deposited" in the Circular.

If the Offer is successful, changes will be made to the composition of the Board of Directors of Predator and its subsidiaries to allow nominees of SignalEnergy to become members of such boards. If Predator becomes a wholly-owned subsidiary of SignalEnergy, SignalEnergy may continue to operate Predator as a wholly-owned subsidiary or Predator may be amalgamated with or wound-up into SignalEnergy or an affiliate of SignalEnergy.

Reasons for the Offer

SignalEnergy believes Predator's higher risk, higher reward prospects are complementary with SignalEnergy's lower risk shallow gas properties based on its Cheap-Deep development strategy focussed in central Alberta. The Predator assets add geographic and play diversity which compliment SignalEnergy's conventional asset base in west central Alberta. The synergies to be achieved through the combination of SignalEnergy and Predator should unlock value which is not reflected in either company on a stand-alone basis. SignalEnergy has a strong tax pool balance which will allow Predator to extend the tax profile of its assets. SignalEnergy has cash on hand in excess of $6,000,000 as at September 30, 2004. As a result, the combined company will have a solid balance sheet capable of supporting accelerated development of SignalEnergy's assets.

Selected Pro Forma Financial Information

The following table sets out certain financial information for SignalEnergy and pro forma consolidated financial information for SignalEnergy after giving effect to the proposed acquisition of all of the issued and outstanding Predator Shares pursuant to the Offer and certain other adjustments. The following information should be read in conjunction with the unaudited pro forma consolidated financial statements of SignalEnergy and the consolidated financial statements of SignalEnergy including the notes thereto set forth herein. The information presented below assumes that all of the Predator Shares are acquired under the Offer. Any reference to notes in the following are to the notes to the unaudited pro forma consolidated financial statements of SignalEnergy attached hereto as Appendix "B" and reference is made thereto.

Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2003

($000s of CDN dollars, except per share amounts)	**SignalEnergy**	**Carrot Creek Properties note 2(a)**	**Pro forma adjustments**	**Blairmore Energy Ltd.**	**Predator[(1)]**	**Pro forma adjustments**	**Pro Forma**
Revenue							
Petroleum and natural gas sales	-	3,623		-	1,010		**4,633**
Royalties, net of ARTC	-	(802)		-	(194)		**(996)**
	-	2,821		-	816		**3,637**
Interest and other income	164	-		8	18		**190**
	164	2,821		8	834		**3,827**
Expenses							
Operating	-	317		-	391		**708**
General and administration	1,635	-		90	532		**2,257**
Stock-based compensation	5	-		-	277		**282**
Foreign exchange loss	186	-		-	-		**186**
Interest	-	-		-	28		**28**
Depletion, depreciation and amortization	-	-	510	-	314	353	**1,177**
Accretion expense	-	-	60	-	-	-	**60**
	1,826	317	570	90	1,542	353	**4,698**
Net income (loss) for the period before income taxes and results from discontinued operations	(1,662)	2,504	(570)	(82)	(708)	(353)	**(871)**
Income tax expense (recovery) - current	22	-		-	13	29	**64**
Income tax expense (recovery) - future	-	-		-	(254)		**(254)**
Net income (loss) from continuing operations	(1,684)	2,504	(570)	(82)	(467)	(382)	**(681)**
Gain (loss) from discontinued operations	(25)	-		-	-		**(25)**
Net income (loss) for the year	(1,709)	2,504	(570)	(82)	(467)	(382)	**(706)**
Earnings (loss) per share - basic and diluted	(0.13)	Nil			(0.06)		**(0.02)**

Note:

(1) The 2003 Statement of Operations for Predator is for the eleven month period ended December 31, 2003 and has not been adjusted for the period from January 1 to January 31, 2003, inclusive, as the amounts are not considered to be material.

Pro Forma Consolidated Statements of Operations for the Nine Months Ended September 30, 2004 (unaudited)

(000's of Canadian dollars)	**SignalEnergy**	**Predator**	**Pro forma adjustments**	**Pro forma**
Revenues				
Petroleum and natural gas sales	4,211	5,701		9,912
Royalties, net of ARTC	(1,064)	(976)		(2,040)
	3,147	4,725	-	7,872
Interest and other income (loss)	153	(8)		145

(000's of Canadian dollars)	**SignalEnergy**	**Predator**	**Pro forma adjustments**	**Pro forma**
	3,300	4,717	-	8,017
Expenses				
Operating	549	1,284		1,833
General and administrative	1,176	980		2,156
Stock-based compensation	-	229		229
Interest	-	252		252
Foreign exchange (gain) loss	(4)	-		(4)
Depletion and depreciation	2,051	1,863	206	4,120
Accretion expense	107	38		145
	3,879	4,646	206	8,731
Income (loss) before income taxes	(579)	71	(206)	(714)
Income tax expense (recovery)-current	(59)	640		581
Income tax expense (recovery)-future		(338)	338	-
Net income (loss) for the period	(520)	(231)	(544)	(1,295)
Earnings (loss) per share	-	-	-	(0.03)

The following table sets out certain operating information for SignalEnergy and Predator as well as pro-forma operating information for SignalEnergy after giving effect to the acquisition by SignalEnergy of all of the outstanding Predator Shares pursuant to the Offer.

	SignalEnergy	**Predator**	**Pro-Forma Combined**
Production(1)			
Crude oil and NGLs (bbls/d)	123.0	65.0	188.0
Natural Gas (mcf/d)	1,762.0	2,800.0	4,562.0
Total (boe/d)	417.0	531.0	948.0
Proven Reserves(2) (3)			
Crude oil and NGLs (mbbls)	211.9	145.0	356.9
Natural Gas (mmcf)	4,432.0	6,475.0	10,907.0
Total (mboe)	950.6	1,224.0	2,174.6
Proven plus Probable(2) (3)			
Crude oil and NGLs (mbbls)	405.1	175.0	580.1
Natural Gas (mmcf)	6,965.0	7,606.0	14,571.0
Total (mboe)	1,566.0	1,442.0	3,008.0
Net Undeveloped Land(4)			
Total Acres	33,576	10,214	43,790

Notes:

(1) Averages for the three month period ended September 30, 2004.

(2) SignalEnergy reserves before deduction of royalties as represented in the GLJ Report.

(3) Predator (and its wholly-owned subsidiary, Primal Energy) reserves before deduction of royalties as represented in the GLJ Total Properties Look-Ahead Analysis Report dated October 30, 2004 with an effective date of September 30, 2004.

(4) Net undeveloped lands as of September 30, 2004. Does not include optioned or unearned lands.

Pre-Acquisition Agreement

Effective October 29, 2004, SignalEnergy and Predator entered into the Pre-Acquisition Agreement. The Pre-Acquisition Agreement contains, among other things, covenants of SignalEnergy relating to the making of the Offer, covenants of Predator relating to its support of the Offer and Predator's conduct pending completion of the Offer, covenants of Predator not to solicit any offers, representations and warranties of SignalEnergy and Predator, and provisions relating to the payment of Break Fees by one party to the other in certain circumstances. See "Pre-Acquisition Agreement" in the Circular.

Lock-up Agreements

SignalEnergy has entered into Lock-up Agreements with the Tendering Shareholders which hold, in aggregate, 3,354,451 Predator Shares (approximately 12.4% of the issued and outstanding Predator

Shares) and 1,445,000 Predator Options (approximately 81.6% of the outstanding Predator Options) pursuant to which such persons have agreed to unconditionally and irrevocably tender such Predator Shares (together with any Predator Shares issued prior to the Expiry Time) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. See "Pre-Acquisition Agreement - Lock-up Agreements" in the Circular.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless extended or withdrawn by SignalEnergy. The Offer may be otherwise extended at SignalEnergy's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their Predator Shares, together with a properly completed and executed Letter of Transmittal or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. **Shareholders whose Predator Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party, for assistance in depositing their Predator Shares.**

If the certificate or certificates representing Predator Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer, "Manner of Acceptance".

Conditions of the Offer

SignalEnergy reserves the right to withdraw the Offer and not take up and pay for any Predator Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by SignalEnergy prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not properly withdrawn prior to the Expiry Time and at the time SignalEnergy first takes up Predator Shares under the Offer, at least 66 2/3% of the outstanding Predator Shares (calculated on a diluted basis).

The conditions of the Offer are for the exclusive benefit of SignalEnergy and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time both before and after the Expiry Time without prejudice to any of the rights that SignalEnergy may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Predator Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by SignalEnergy, SignalEnergy will take up and pay for Predator Shares validly deposited under the Offer and not properly withdrawn within three (3) Business Days following the Expiry Time. In accordance with applicable law, any Predator Shares deposited under the Offer after the first date on which Predator Shares have been taken up by SignalEnergy are required to be taken up and paid for within ten (10) days of such deposit. See Section 6 of the Offer, "Payment for Deposited Predator Shares".

Acquisition of Predator Shares Not Deposited

If SignalEnergy takes up and pays for Predator Shares deposited pursuant to the Offer, SignalEnergy intends to seek to acquire, directly or indirectly, all of the remaining Predator Shares not deposited under the Offer by Compulsory Acquisition or a Second Stage Transaction. SignalEnergy will cause the Predator Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. See Section 12 of the Offer, "Acquisition of Predator Shares Not Deposited".

Market for Predator Shares

The Predator Shares are listed and posted for trading on the TSXV under the symbol "PXL". On November 1, 2004, the last trading day prior to the public announcement by the Offeror of the Offering, the closing trading price of the Predator Shares on the TSXV was $0.39. On November 24, 2004, the closing trading price of the Predator Shares was $0.42.

Stock Exchange Listing

The SignalEnergy Shares are listed and posted for trading on the TSX under the symbol "SGI". On November 1, 2004, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the SignalEnergy Shares on the TSX was $1.30. On November 24, 2004, the closing trading price of the SignalEnergy Shares on the TSX was $1.26.

The TSX has conditionally approved the listing of the SignalEnergy Shares to be issued pursuant to the Offer. Listing is subject to SignalEnergy fulfilling all of the requirements of the TSX on or before the fifth Business Day following the Take-Up Date.

Certain Canadian Federal Income Tax Considerations

Predator Shares that are disposed of for SignalEnergy Shares will generally qualify for a tax deferred "rollover" under the Tax Act unless the Shareholder included any portion of the capital gain or loss otherwise determined in respect of such Predator Shares in computing the Shareholder's income for the taxation year in which the disposition occurs.

Shareholders that are not resident in Canada for income tax purposes and tender their Predator Shares to the Offer will generally be subject to tax in Canada in respect of the sale of their Predator Shares in the same manner as residents of Canada subject to the terms of any applicable income tax treaty and certain withholding provisions of the Tax Act.

Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Offer. See "Certain Canadian Federal Income Tax Considerations" in the Circular.

Depositary

Olympia Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Predator Shares and accompanying Letters of Transmittal under the Offer at its office in Calgary. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Calgary. The duties of the Depositary also include assisting in making settlement under the Offer and the giving of certain notices, if required. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits Predator Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Predator Shares with the Depositary. See "Depositary" in the Circular.

Plans for Predator

If the Offer is successful, changes will be made to the composition of the Board of Directors of Predator to allow nominees of SignalEnergy, to become members of such board. If Predator becomes a wholly-owned subsidiary of SignalEnergy, SignalEnergy may continue to operate Predator as a wholly-owned subsidiary or Predator may be amalgamated with or wound-up into SignalEnergy or an affiliate of SignalEnergy.

Risk Factors

The SignalEnergy Shares should be considered highly speculative due to the nature of SignalEnergy's involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and gas operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by SignalEnergy. See "Risk Factors" in Appendix "A" hereof.

OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF PREDATOR EXPLORATION LTD.

1. The Offer

SignalEnergy hereby offers to purchase, upon and subject to the terms and conditions set out herein, all of the outstanding Predator Shares, including Predator Shares which have been issued through the exercise of Predator Options prior to closing, on the basis of 0.3846 of a SignalEnergy Share per Predator Share. Any unexercised Predator Options will be cancelled. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by SignalEnergy.

Fractional SignalEnergy Shares will not be issued. Any Shareholder who would otherwise be entitled to receive a fractional SignalEnergy Share will be entitled to receive that number of SignalEnergy Shares after the fraction of a SignalEnergy Shares is rounded up to the nearest whole number of SignalEnergy Shares, provided that only one rounding will be made for each holder of Predator Shares.

The Offer is made only for Predator Shares, including Predator Shares which may become outstanding on the exercise of Predator Options or other rights to purchase Predator Shares. Any holder of Predator Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, make the necessary arrangements to exercise such options prior to the Expiry Time in order to obtain a certificate representing Predator Shares and deposit such Predator Shares in accordance with the Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. SignalEnergy may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdictions.

The SignalEnergy Shares offered in connection with the Offer have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state or district of the United States, and will be made pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The SignalEnergy Shares to be issued pursuant to the Offer will be unregistered restricted securities within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, Predator Shareholders exchanging unrestricted Predator Shares for SignalEnergy Shares in connection with the Offer will receive SignalEnergy Shares that are freely transferable under United States federal securities laws, except for such shares held by persons who are deemed to be "affiliates" (as such term is defined under Rule 144(a)(1) of the Securities Act) of SignalEnergy after the Offer. SignalEnergy Shares held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, including pursuant to exemptions from registration available under Regulation S promulgated under the U.S. Securities Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

A more detailed description of the SignalEnergy Shares is provided in the accompanying Circular under "Description of Share Capital".

The Board of Directors of Predator has unanimously recommended acceptance of the Offer by the Shareholders. For further information, refer to the Directors' Circular.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Predator Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

Predator Options

Subject to the receipt of any necessary regulatory approvals, all persons holding options to acquire Predator Shares (including, without limitation, Predator Options) who may do so under Securities Laws and in accordance with the terms thereof, shall be entitled to exercise all such options and tender all Predator Shares issued in connection therewith under the Offer. The board of directors of Predator shall not, prior to completion of the Offer, grant additional options to purchase Predator Shares. It is agreed by SignalEnergy that all Predator Options that are validly tendered to Predator for exercise and duly paid for, conditional on SignalEnergy taking up Predator Shares under the Offer ("Conditional Option Exercise"), shall be deemed to have been exercised concurrently with the take-up of Predator Shares by SignalEnergy. Furthermore, SignalEnergy shall accept as validly tendered under the Offer as of the Take-up Date, all Predator Shares that are to be issued pursuant to the Conditional Option Exercise; provided that the holders of such options indicate that such shares are tendered pursuant to the Offer.

To the extent that holders of Predator Options do not exercise and tender the Predator Shares as provided herein, such Predator Options shall be cancelled on the Effective Date.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time unless withdrawn by SignalEnergy. SignalEnergy may also extend or vary the Offer, at its sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance - Letter of Transmittal

Shareholders may accept the Offer by delivering to the Depositary at the office of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the Predator Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Predator Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on the Letter of Transmittal and on certificates representing Predator Shares and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Predator Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must be medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Predator Shares pursuant to the Offer and: (i) the certificate or certificates representing such Predator Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate or certificates representing such Predator Shares and all other required documents to the Depositary prior to the Expiry Time, such Predator Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at its office in Calgary, as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Predator Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the Predator Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary as set forth in the Letter of Transmittal on or before 5:00 p.m. (Calgary time) on the third Business Day after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at its office in Calgary prior to the Expiry Time and must include a medallion guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Predator Shares deposited and taken up by SignalEnergy pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Predator Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Predator Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, certificates representing the Predator Shares and all other required documents is at the option and risk of the person depositing the same. SignalEnergy recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, SignalEnergy recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Predator Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Predator Shares.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Predator Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of SignalEnergy, and each of them, and any other person designated by SignalEnergy in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Predator Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after November 26, 2004 (collectively, the "Other Shares"), effective on and after the date that SignalEnergy takes up and pays for the Purchased Shares (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and Other Shares on the appropriate register of holders maintained by Predator; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and such Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Predator, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares. Furthermore, a holder of Purchased Shares or Other Shares who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Predator and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to SignalEnergy any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by SignalEnergy as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to SignalEnergy and acknowledges that all authority therein conferred or agreed to be conferred by the holder may be exercised during any subsequent legal incapacity of the Shareholder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Predator Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and SignalEnergy upon the terms and subject to the conditions of the Offer, including the Depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Predator Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Predator Shares (and Other Shares) to any other person; (ii) such Shareholder owns the Predator Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Predator Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such Predator Shares (and any Other Shares) are taken up and paid for by SignalEnergy, SignalEnergy will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever, other than as may be created by SignalEnergy or any of its affiliates.

In the case of Shareholders who are residents of Canada or residents of any country other than Canada in which certificates may be lawfully delivered, such shareholder directs SignalEnergy and the Depositary, upon SignalEnergy taking up the Purchased Shares: (a) to issue or cause to be issued certificates in the name of the Shareholder and to send such certificates by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated in the Letter of Transmittal; and (b) return any certificates for Predator Shares not purchased to the address indicated by the Shareholder in the Letter of Transmittal (and if no name, address or delivery instructions are indicated, to the Predator Shareholder at the address of the Predator Shareholder as shown on the register maintained by Predator).

A Depositing Shareholder agrees that if Predator declares or pays any cash dividend, stock dividend or makes any other distribution on or issues any rights with respect to any of the Predator Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of SignalEnergy or its nominees or transferees on the registers maintained by Predator of such Predator Shares following acceptance thereto for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of SignalEnergy and shall be promptly remitted and transferred by the Shareholder to the Depositary for the account of SignalEnergy, accompanied by appropriate documentation of transfer. Pending such remittance, SignalEnergy will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by SignalEnergy pursuant to the Offer or deduct from the consideration payable by SignalEnergy pursuant to the Offer the amount or value thereof, as determined by SignalEnergy in its sole discretion.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Predator Shares deposited pursuant to the Offer will be determined by SignalEnergy in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. SignalEnergy reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. SignalEnergy reserves the absolute right to waive any defect or irregularity in the deposit of any Predator Shares. There shall be no duty or obligation on SignalEnergy, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. SignalEnergy's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

SignalEnergy reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, SignalEnergy reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Predator Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by SignalEnergy:

(a) at the Expiry Time, and at the time SignalEnergy first takes up Predator Shares under the Offer, there shall have been validly deposited under the Offer and not properly withdrawn at least 66 2/3% of the outstanding Predator Shares (calculated on a diluted basis), (the "Minimum Condition");

(b) all requisite governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to SignalEnergy, acting reasonably;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Predator carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the judgment of SignalEnergy, acting reasonably:

(i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, SignalEnergy of the Predator Shares or the right of SignalEnergy to own or exercise full rights of ownership of the Predator Shares;

(ii) has had, or if the Offer was consummated would result in, a Material Adverse Effect on Predator or, in the case of (i) above, would have a Material Adverse Effect on SignalEnergy's ability to complete the Offer, as determined by SignalEnergy, acting reasonably; or

(iii) has a Material Adverse Effect on the completion of any Compulsory Acquisition or a Second Stage Transaction;

(d) there shall not exist any prohibition at law against SignalEnergy making the Offer or taking up and paying for all of the Predator Shares under the Offer or completing any Compulsory Acquisition or Second Stage Transaction in respect of any Predator Shares not acquired under the Offer;

(e) SignalEnergy shall have determined, acting reasonably, that (i) Predator shall not have breached, or failed to comply with, in any material respect, any of its material covenants or other material obligations under the Pre-Acquisition Agreement, and (ii) all representations and warranties of Predator contained in the Pre-Acquisition Agreement shall have been true and correct in all material respects as of the date of the Pre-Acquisition Agreement and shall not have ceased to be true and correct in any material respect thereafter, provided that Predator has been given notice of and three (3) Business Days to cure any misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance;

(f) SignalEnergy shall have determined, acting reasonably that since October 29, 2004, no Material Adverse Change shall have occurred in respect of Predator; and

(g) the Pre-Acquisition Agreement shall not have been terminated pursuant to its terms.

The foregoing conditions are for the exclusive benefit of SignalEnergy. SignalEnergy may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of SignalEnergy). SignalEnergy may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Pre-Acquisition Agreement) without prejudice to any other rights which SignalEnergy may have. The failure by SignalEnergy at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by SignalEnergy concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by SignalEnergy to that effect to the Depositary at its office in Calgary, Alberta. SignalEnergy, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal and shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice and Delivery". If the Offer is withdrawn, SignalEnergy shall not be obligated to take up and pay for any Predator Shares deposited under such Offer and all certificates for deposited Predator Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at SignalEnergy's expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in SignalEnergy's sole discretion, subject to the terms of the Pre-Acquisition Agreement.

SignalEnergy reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its office in Calgary, Alberta. SignalEnergy, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation and shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice and Delivery", to all Shareholders whose Predator Shares have not been taken up prior to the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by SignalEnergy if all of the terms and conditions of the Offer, excluding those waived by SignalEnergy, have been fulfilled or complied with unless SignalEnergy first takes up and pays for all of the Predator Shares deposited under the Offer and not properly withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before ten (10) days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Predator Shares previously deposited and not taken up or properly withdrawn will remain subject to the Offer and may be accepted for purchase by SignalEnergy in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Predator Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by SignalEnergy of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Predator Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose Predator Shares are taken up under the Offer.

6. Payment for Deposited Predator Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by SignalEnergy, SignalEnergy will take up and pay for Predator Shares, validly deposited under the Offer and not properly withdrawn, within three (3) Business Days following the Expiry Time. In accordance with applicable law, any Predator Shares deposited under the Offer after the first date on which Predator Shares have been taken up by SignalEnergy are required to be taken up and paid for within ten (10) days of such deposit.

Subject to applicable law, SignalEnergy expressly reserves the right in its sole discretion to delay taking up or paying for any Predator Shares or to terminate the Offer and not take up or pay for any Predator Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by SignalEnergy, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its office in Calgary, Alberta. SignalEnergy also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Predator Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, for such period of time as may be necessary to obtain any necessary regulatory approval. SignalEnergy will not, however, take up and pay for any Predator Shares deposited under the Offer unless it simultaneously takes up and pays for all Predator Shares then validly deposited under the Offer. SignalEnergy will be deemed to have taken up and accepted for payment Predator Shares validly deposited and not properly withdrawn pursuant to the Offer if, as and when SignalEnergy gives written notice or other communication confirmed in writing to the Depositary at its office in Calgary, Alberta of its acceptance for payment of such Predator Shares pursuant to the Offer.

SignalEnergy will pay for Predator Shares validly deposited under the Offer and not properly withdrawn by issuing SignalEnergy Shares to or on behalf of the holders of deposited Predator Shares who are entitled to SignalEnergy Shares and providing the Depositary with certificates representing such SignalEnergy Shares for delivery to holders of such Predator Shares who have tendered and not properly withdrawn their Predator Shares under the Offer.

No fractional SignalEnergy Share will be issued. Any Shareholder who would otherwise be entitled to receive a fractional SignalEnergy Share will be entitled to receive that number of SignalEnergy Shares after the fraction of a SignalEnergy Share is rounded up to the nearest whole number of SignalEnergy Shares.

Under no circumstances will interest accrue or be paid by SignalEnergy or the Depositary to persons depositing Predator Shares on the purchase price of Predator Shares purchased by SignalEnergy, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Predator Shares in acceptance of the Offer for the purposes of receiving payment from SignalEnergy and transmitting payment to such persons. Receipt of payment by the Depositary, together with irrevocable instruction from SignalEnergy to effect payment to Depositing Shareholders, will be deemed to constitute receipt of payment by Shareholders who have deposited and not properly withdrawn their Predator Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding a certificate representing the SignalEnergy Shares to which that person is entitled; provided that the person is a resident of a province of Canada or other jurisdiction where the SignalEnergy Shares may be lawfully delivered without further action by SignalEnergy. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificate representing the SignalEnergy Shares will be issued in the name of the registered holder of the Predator Shares deposited. Unless the person depositing the Predator Shares instructs the Depositary to hold the certificate for pick-up by checking the appropriate box in the Letter of Transmittal, certificates will be forwarded by first class insured mail to such persons at the address specified in the Letter of

Transmittal. If no address is specified, certificates will be forwarded to the address of the Shareholder as shown on the registers maintained by Predator.

If any deposited Predator Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Predator Shares than the Shareholder desires to deposit, a certificate for Predator Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer. Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Predator Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

The SignalEnergy Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any foreign jurisdiction, including under the U.S. Securities Act or any securities laws of any state of the United States. Accordingly, all SignalEnergy Shares delivered pursuant to the Offer to any person who is a U.S. Person will be offered and sold pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities law. Shareholders will be required to certify in the Letter of Transmittal whether or not they are U.S. Persons and, if a U.S. Person, as to certain other matters in order to determine eligibility for exemptions from registration under the U.S. Securities Act and applicable state securities laws.

7. Withdrawal of Deposited Predator Shares

All deposits of Predator Shares pursuant to the Offer are irrevocable, provided that any Predator Share deposited in acceptance of the Offer (other than such Predator Shares as are deposited pursuant to the Lock-up Agreements) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Predator Shares are taken up by SignalEnergy.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Predator Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law: (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than ten (10) days after the notice of variation has been delivered; or (ii) a variation consisting solely of the waiver of a condition of the Offer; or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of SignalEnergy or of any affiliate of SignalEnergy,

any Predator Shares deposited under the Offer and not taken up and paid for by SignalEnergy at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of ten (10) days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Predator Shares are not paid for within three (3) Business Days of being taken up, any Predator Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a facsimile communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Predator Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Predator Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Predator Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Predator Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Predator Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by SignalEnergy, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on SignalEnergy, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If SignalEnergy extends the Offer, is delayed in taking up or paying for Predator Shares or is unable to take up or pay for Predator Shares for any reason, then, without prejudice to SignalEnergy's other rights, Predator Shares deposited under the Offer may be retained by the Depositary, on behalf of SignalEnergy subject to the Depositing Shareholders' right of withdrawal as set forth under this Section 7 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any Predator Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

8. Return of Deposited Predator Shares

If any deposited Predator Shares are not taken up and paid for by SignalEnergy under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Predator Shares than are deposited, certificates for Predator Shares not taken up and paid for or not deposited will be returned at the expense of SignalEnergy by either sending new certificates representing Predator Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Predator as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after October 29, 2004, Predator should subdivide, consolidate or otherwise change any of the Predator Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, SignalEnergy may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Predator Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by SignalEnergy free and clear of all liens, restrictions, charges, encumbrances, claims and equities (except as may be created by SignalEnergy or any of its affiliates) and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Predator Shares on or after October 29, 2004. If Predator should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Predator Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of SignalEnergy or its nominees or transferees on the registers maintained by Predator of such Predator Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of SignalEnergy and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of SignalEnergy, accompanied by appropriate documentation of transfer. Pending such remittance, SignalEnergy will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by SignalEnergy pursuant to the Offer or deduct from the consideration payable by SignalEnergy pursuant to the Offer the amount or value thereof, as determined by SignalEnergy in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, certificates in payment for Predator Shares purchased under the Offer and certificates representing Predator Shares to be returned will not be mailed if SignalEnergy determines that delivery thereof by mail may be delayed.

Persons entitled to certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Predator Shares in respect of which certificates are being issued were deposited upon application to the Depositary, until such time as SignalEnergy has determined that delivery by mail will no longer be delayed. SignalEnergy shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice and Delivery". Notwithstanding Section 6 of the Offer, "Payment for Deposited Predator Shares", the deposit of certificates, with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Predator Shares shall be deemed to have been paid for immediately upon such deposit.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by SignalEnergy or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Predator and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, SignalEnergy intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which SignalEnergy or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Predator Shares if: (i) it is published once in the National Edition of *The Globe and Mail* and in daily newspapers of general circulation, provided that if the National Edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation published in the cities of Toronto and Calgary; and (ii) it is provided to Canada NewsWire for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Predator Shares Not Deposited

If SignalEnergy takes up and pays for Predator Shares deposited under the Offer, SignalEnergy currently intends to seek to acquire, directly or indirectly, all of the remaining Predator Shares not deposited under the Offer by Compulsory Acquisition or a Second Stage Transaction. SignalEnergy will cause the Predator Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, SignalEnergy will own sufficient Predator Shares to effect such a transaction. See "Acquisition of Predator Shares Not Deposited" in the Circular.

13. Market Purchases and Sales of Predator Shares

SignalEnergy may make purchases of Predator Shares commencing on the third Business Day following the date of the Offer and prior to the Expiry Time provided that:

(a) the total number of Predator Shares acquired does not constitute in total more than 5% of the outstanding Predator Shares at the date of the Offer; and

(b) SignalEnergy issues and files a news release in accordance with Securities Laws.

Although SignalEnergy has no present intention to sell Predator Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Predator Shares after the Expiry Time.

14. Tax Withholding

SignalEnergy shall be entitled to withhold all amounts it is entitled to withhold pursuant to the Tax Act or other applicable legislation.

15. Dealer Manager

Tristone Capital Inc. has been engaged by SignalEnergy to act as the Dealer Manager in connection with the Offer and in that capacity will receive reasonable and customary compensation from SignalEnergy for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under Securities Laws and expenses in connection therewith.

The Dealer Manager will contact members of the Investment Dealers Association of Canada and members of Canadian stock exchanges (each such member being herein referred to as a "Soliciting Dealer") to solicit acceptances of the Offer. SignalEnergy has agreed to pay each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal a fee of $0.005 for each Predator Share deposited and taken up by SignalEnergy under the Offer, subject to a minimum of 5,000 Predator Shares per Depositing Shareholder. The aggregate amount payable to a Soliciting Dealer with respect to any single Depositing Shareholder will be not less than $75 nor more than $1,500. Where Predator Shares deposited and registered in a single name are beneficially owned by more than one person, the $75 minimum and $1,500 maximum amount will be applied separately in respect of each such beneficial owner. SignalEnergy may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to SignalEnergy at the time of deposit. Except as set forth above, SignalEnergy will not pay any fees or commissions to any broker, dealer or other person for soliciting acceptances of the Offer.

16. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No person has been authorized to give any information or make any representation other than those contained in the Offer to Purchase and Circular and the Letters of Transmittal, and if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

SignalEnergy shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Predator Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Predator Shares or notice of withdrawal of Predator Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. SignalEnergy reserves the right to waive any defect in acceptance with respect to any particular Predator Share or any particular Shareholder. There shall be no obligation on SignalEnergy or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Predator Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, SignalEnergy may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Predator Shares in any such jurisdiction. The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta, this 26th day of November, 2004.

SIGNALENERGY INC.

By: (signed) *"J. Cameron Bailey"*
J. Cameron Bailey
President and Chief Executive Officer

CIRCULAR

This Circular is provided in connection with the Offer made by SignalEnergy to purchase all of the outstanding Predator Shares (including Predator Shares which may become outstanding on the exercise of Predator Options and any other rights to acquire Predator Shares prior to closing).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations used in this Circular have the meanings ascribed thereto under the heading "Abbreviations".

Unless otherwise indicated in this Circular, the information concerning Predator contained in the Offer and this Circular has been taken from or is based primarily upon documents and records of Predator provided to SignalEnergy by Predator or otherwise publicly available on SEDAR. Although SignalEnergy has no knowledge that would indicate that any statements relating to Predator contained herein based on information contained in such documents and records are inaccurate or incomplete, neither SignalEnergy nor its directors or officers assume any responsibility for the accuracy or completeness of such information nor for any failure by Predator to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to SignalEnergy.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Predator must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Predator subsequent to the date of the most recent published financial statements of Predator. See accompanying Directors' Circular.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

SignalEnergy is hereby providing cautionary statements identifying important factors that could cause their actual results to differ materially from those projected in forward-looking statements made in this Offer. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "intends", "plans", "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Offer. Among the key factors that have a direct bearing on SignalEnergy's results of operations are the nature of its involvement in the business of exploration, development and production of oil and natural gas reserves, fluctuation in product prices, and the fluctuation in the exchange rate between the Canadian dollar and the United States dollar.

Actual results, performance or achievement could differ materially from those expressed in, or implied by, any forward-looking statements of SignalEnergy made by or on behalf of it and, accordingly, investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and SignalEnergy undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on SignalEnergy's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PURPOSE OF THE OFFER AND PLANS FOR PREDATOR

Purpose of the Offer

The purpose of the Offer is to enable SignalEnergy to acquire, directly or indirectly, all of the outstanding Predator Shares (including Predator Shares which have become outstanding on the exercise of Predator Options and any other rights to acquire Predator Shares).

If SignalEnergy takes up and pays for Predator Shares deposited pursuant to the Offer, SignalEnergy intends to seek to acquire, directly or indirectly, all of the remaining Predator Shares not deposited under the Offer by a Compulsory Acquisition pursuant to the procedures contained in Part 16 of the ABCA or a Second Stage Transaction. SignalEnergy will cause the Predator Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Predator Shares Not Deposited".

Plans for Predator

If the Offer is successful, changes will be made to the composition of the Boards of Directors of Predator and its subsidiaries to allow nominees of SignalEnergy to become members of such boards. If Predator becomes a wholly-owned subsidiary of SignalEnergy SignalEnergy may continue to operate Predator as a wholly-owned subsidiary or Predator may be amalgamated with or wound-up into SignalEnergy or an affiliate of SignalEnergy.

Reasons For The Offer

SignalEnergy believes Predator's higher risk, higher reward prospects are complementary with SignalEnergy's lower risk shallow gas properties based on its Cheap-Deep development strategy focussed in central Alberta. The Predator assets add geographic and play diversity which compliment SignalEnergy's conventional asset base in west central Alberta. The synergies to be achieved through the combination of SignalEnergy and Predator should unlock value which is not reflected in either company on a stand-alone basis. SignalEnergy has a strong tax pool balance which will allow Predator to extend the tax profile of its assets. SignalEnergy has cash on hand in excess of $6,000,000 as at September 30, 2004. As a result, the combined company will have a solid balance sheet capable of supporting accelerated development of SignalEnergy's assets.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

Effective October 29, 2004, SignalEnergy and Predator entered into the Pre-Acquisition Agreement pursuant to which SignalEnergy agreed to make the Offer to purchase all of the Predator Shares at a price of 0.3846 of a SignalEnergy Share for each Predator Share. The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 66 2/3% of the Predator Shares (calculated on a diluted basis), shall be tendered and not properly withdrawn under the Offer. See Section 4 of the Offer, "Conditions of the Offer".

The Pre-Acquisition Agreement contains the material conditions to the Offer that were negotiated between SignalEnergy and Predator. SignalEnergy is not permitted to amend any term or condition of the Offer (which for greater certainty, does not include waiving, in whole or in part, a condition of the Offer) in a manner that is adverse to Shareholders without the prior written consent of Predator, other than to: (i) extend the Offer for at least two extensions of not less than ten (10) days if any required shareholder or regulatory approval has not been received prior to the time the Offer is scheduled to terminate; (ii) extend the Offer, if, at any extended date on which the Offer is scheduled to expire, any of the conditions of the Offer shall not be satisfied or waived by SignalEnergy, until such time as such conditions are satisfied or waived by SignalEnergy; (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of a securities authority applicable to the Offer or any period required by applicable law; or (iv) comply with the legal obligations of SignalEnergy with respect to an amendment, modification or change of the Offer.

Approval by the Board of Directors of Predator

Pursuant to the Pre-Acquisition Agreement, Predator consented to the Offer and confirmed that the Board of Directors of Predator has resolved to unanimously recommend that Shareholders accept the Offer, has approved the entering into of the Pre-Acquisition Agreement and has determined that the consideration payable pursuant to the Offer is fair, from a financial point of view, to Shareholders and has unanimously resolved to recommend acceptance of the Offer by Shareholders, provided that Predator may accept, recommend, approve or implement a Superior Proposal from a third party in the circumstances described under the heading "No Solicitation" below.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, Predator agreed to immediately cease and cause to be terminated any existing solicitations, initiations, encouragements, activity, discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by Predator, any of its officers, directors, employees, financial advisors, representatives and agents with respect to all Take-over Proposals. In connection therewith, Predator further agreed that it shall not release any third party from any confidentiality or standstill agreement to which Predator and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding Predator.

Predator also agreed that after the date of the Pre-Acquisition Agreement, Predator will not, and will not authorize or permit any of its representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal, provided, however, that Predator may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, from Predator or any of their representatives after October 29, 2004) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Predator and its business, properties and assets which has previously been provided to SignalEnergy if, and only to the extent that:

(a) the third party has first made a Superior Proposal and the Board of Directors of Predator has concluded in good faith, after considering applicable law and receiving the advice of outside counsel, that such action is required by the Board of Directors of Predator to comply with fiduciary duties under applicable law;

(b) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Predator provides immediate notice orally and in writing to SignalEnergy specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by SignalEnergy, other than exclusivity provisions contained therein, and immediately provides SignalEnergy with a copy of such Superior Proposal and any amendments thereto and confirming in writing the determination of the Board of Directors of Predator that the Take-over Proposal, if completed, would constitute a Superior Proposal;

(c) Predator provides immediate notice to SignalEnergy at such time as it or such person or entity terminates any such discussions or negotiations; and

(d) Predator immediately provides or makes available to SignalEnergy any information provided to any such person or entity whether or not previously made available to SignalEnergy.

In addition, Predator must comply with applicable laws relating to the provision of Directors' Circulars and make appropriate disclosure with respect thereto to Shareholders.

Predator may accept, recommend, approve or implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Board of Directors of Predator has concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer which may be offered by SignalEnergy during the forty-eight (48) hours notice period described under the heading "Right to Match" below and after receiving the advice of counsel, that such action is required by the Board of Directors of Predator to comply with fiduciary duties under applicable law.

Right to Match

Predator will give SignalEnergy orally and in writing at least forty-eight (48) hours advance notice of any decision by the Board of Directors of Predator to accept, recommend, approve or implement a Superior Proposal, which notice shall identify the party making the Superior Proposal, and shall provide a true and complete copy of the Superior Proposal and any amendments to such proposal. In addition, Predator shall, and shall cause its financial and legal advisors to, negotiate in good faith with SignalEnergy to make such adjustments to the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable Predator to proceed with the Offer as amended rather than the Superior Proposal. In the event SignalEnergy proposes to amend the Pre-Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal within the forty-eight (48) hours time period specified above, then Predator will not enter into any agreement regarding the Superior Proposal.

Break Fee

If at any time after October 29, 2004:

(a) Predator enters into any agreement (other than as contemplated in the Pre-Acquisition Agreement) with any person in respect of a Take-over Proposal (excluding a confidentiality agreement entered into in compliance with the Pre-Acquisition Agreement) or with respect to any liquidation, dissolution, recapitalization, merger, amalgamation, reorganization or similar transaction or business combination or the sale of assets material to Predator;

(b) the Board of Directors of Predator fails to unanimously recommend, or changes, withdraws or modifies its recommendation to securityholders to tender their Predator

Shares, except where such action is as a result of a breach of a condition in favour of Predator, or otherwise vote in favour of the Offer or otherwise fails to mail a directors' circular within the time limits prescribed by Securities Laws to securityholders unanimously recommending that securityholders tender their Predator shares to the Offer;

(c) there is a material breach or non-performance by Predator of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement, which breach or performance results in a Material Adverse Change (except where such breach is itself the result of a material breach or non-performance by SignalEnergy of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement) that has not been cured by Predator to the satisfaction of SignalEnergy within three (3) Business Days of notice being provided of any such breach or non-performance;

(d) any bona fide Take-over Proposal involving Predator is publicly announced or commenced by another party, and the Board of Directors of Predator fails to publicly reaffirm and maintain its recommendation of the Offer to Shareholders within ten (10) days after the commencement of any such Take-over Proposal;

(e) the Board of Directors of Predator recommends that Predator securityholders deposit their Predator Shares under, vote in favour of, or otherwise accept, a Take-over Proposal; or

(f) a bona fide Take-over Proposal (or bona fide intention to make one) in respect of Predator has been announced by any third party and not been withdrawn prior to the Expiry Date (or any extension thereof) and the Offer is not accepted by at least 66 2/3% of the Shareholders;

Predator shall, upon the occurrence of any such event and in any event within three (3) Business Days thereof, pay as liquidated damages to SignalEnergy a break fee in the amount of $600,000 (the "Break Fee"). On the date of the earliest event describe above, Predator shall be deemed to hold such sum in trust for SignalEnergy.

If at any time after October 29, 2004:

(a) there is a material breach or non-performance by SignalEnergy of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement, which breach or performance results in a Material Adverse Change (except where such breach is itself the result of a material breach or non-performance by Predator of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement) that has not been cured by SignalEnergy to the satisfaction of Predator within three (3) Business Days of notice being provided by either party of any such breach or non-performance; or

(b) if SignalEnergy fails to fund the Offer or the Board of Directors of SignalEnergy withdraws its Offer (except where such failure to fund or withdrawal of Offer is a result of, or arises from a bona fide Take-over Proposal or a material breach or non-performance by Predator of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement);

SignalEnergy shall, upon the occurrence of any such event and in any event within three (3) Business Days, pay as liquidated damages to Predator, the Break Fee. On the date of the earliest event described above SignalEnergy shall be deemed to hold such sum in trust for Predator.

Termination

The Pre-Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the time the Predator Shares are first taken up and paid for:

(a) by mutual agreement between SignalEnergy and Predator; or

(b) by either SignalEnergy or Predator if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action becomes final; or

(c) by SignalEnergy if the conditions to the Offer have not been satisfied or waived by SignalEnergy on or before the Expiry Time; or

(d) by either SignalEnergy or Predator, if SignalEnergy has not taken-up and paid for the Predator Shares deposited under the Offer within 90 days from October 29, 2004, or if a Take-over Proposal is publicly announced, proposed, offered or made to Shareholders on or before 120 days following the making of this Offer; or

(e) by either SignalEnergy or Predator, if the Offer terminates or expires at the Expiry Time without SignalEnergy taking up and paying for any of the Predator Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition is due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement; or

(f) by either SignalEnergy or Predator, if the Break Fee becomes payable pursuant to the terms of the Pre-Acquisition Agreement; or

(g) by either SignalEnergy or Predator, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a Material Adverse Effect on the party seeking to terminate, provided the breaching party has been given notice of and three (3) Business Days to cure any such misrepresentation, breach or non-performance.

Lock-up Agreements

SignalEnergy has entered into Lock-up Agreements with Tendering Shareholders holding in the aggregate 3,354,451 Predator Shares (approximately 12.4% of the issued and outstanding Predator Shares) and 1,445,000 Predator Options (approximately 81.6% of the outstanding Predator Options), pursuant to which such persons have agreed to: (i) unconditionally and irrevocably tender all of their Predator Shares (together with any Predator Shares issued prior to the Expiry Time) to the Offer; and (ii) not withdraw such shares from the Offer except in certain circumstances. The Lock-up Agreements will be terminated in the event that:

(a) SignalEnergy does not take up and pay for the Predator Shares under the Offer on or before 90 days from October 29, 2004;

(b) if, prior to the expiry of the Offer, another bona fide Take-over Proposal is announced, proposed, offered or made to the holders of Predator Shares and the Board of Directors of Predator determines, in accordance with the terms of the Pre-Acquisition Agreement, to withdraw, modify or change any recommendation regarding the Offer and to terminate the Pre-Acquisition Agreement as a consequence thereof;

(c) if SignalEnergy decreases the consideration offered pursuant to the Offer or otherwise modifies or amends the Offer in a manner materially adverse to holders of Predator Shares; provided that an extension of the Offer shall not constitute an adverse modification or amendment to the Offer; or

(d) the Pre-Acquisition Agreement is terminated pursuant to the terms thereof.

Predator Options

Subject to the receipt of any necessary regulatory approvals, all persons holding options to acquire Predator Shares (including, without limitation, Predator Options) who may do so under Securities Laws and in accordance with the terms thereof, shall be entitled to exercise all such options and tender all Predator Shares issued in connection therewith under this Offer. The board of directors of Predator shall not, prior to completion of the Offer, grant additional options to purchase Predator Shares. It is agreed by SignalEnergy that all Predator Options that are validly tendered to Predator for exercise and duly paid for, conditional on SignalEnergy taking up Predator Shares under the Offer ("Conditional Option Exercise"), shall be deemed to have been exercised concurrently with the take-up of Predator Shares by SignalEnergy. Furthermore, SignalEnergy shall accept as validly tendered under the Offer as of the Take-up Date, all Predator Shares that are to be issued pursuant to the Conditional Option Exercise; provided that the holders of such options indicate that such shares are tendered pursuant to this Offer.

To the extent that holders of Predator Options do not exercise and tender the Predator Shares as provided herein, such Predator Options shall be cancelled at the Expiry Time.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS

The board of directors of Predator has determined unanimously that the Offer is fair to the Shareholders and unanimously recommends that Shareholders accept the Offer.

INFORMATION CONCERNING SIGNALENERGY

For information on SignalEnergy, please refer to Appendix "A" attached. Predator Shareholders should read Appendix "A" in its entirety.

INFORMATION CONCERNING PREDATOR

General

Predator was incorporated on January 6, 2000 pursuant to the provisions of the *Company Act* (British Columbia) as Predator Capital Inc. Effective June 27, 2003, Predator continued under the ABCA and was renamed as Predator Exploration Ltd. The registered and principal office of Predator is 1720, 633 – 6th Avenue S.W., Calgary, Alberta T2P 2Y5.

Predator is in the business of the acquisition of, the exploration for, and the development and production of petroleum and natural gas, primarily in Alberta and British Columbia. Disclosure documents of Predator are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Description of Share Capital

Predator's share capital consists of an unlimited number of common shares. As of the date hereof, 27,103,697 Predator Shares and 1,770,000 Predator Options are outstanding.

Dividend Record and Policy

Based on information provided by Predator, no dividends have been paid by Predator since the date of its incorporation.

Market for Predator Shares

The Predator Shares are listed and posted on the TSXV. On November 1, 2004 the last trading day prior to the public announcement by the Offeror of the Offer, the closing price of the Predator Shares on the TSXV was $0.39. On November 24, 2004 the trading price of the Predator Shares was $0.42.

SELECTED PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

The following table sets out certain financial information for SignalEnergy and pro forma consolidated financial information for SignalEnergy after giving effect to the proposed acquisition of all of the issued and outstanding Predator Shares pursuant to the Offer and certain other adjustments. The following information should be read in conjunction with the unaudited pro forma consolidated financial statements of SignalEnergy and the financial statements of SignalEnergy including the notes thereto set forth herein. The information presented below assumes that all of the Predator Shares are acquired under the Offer.

Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2003

($000s of CDN dollars, except per share amounts)	**SignalEnergy**	**Carrot Creek Properties note 2(a)**	**Pro forma adjustments**	**Blairmore Energy Ltd.**	**Predator[1]**	**Pro forma adjustments**	**Pro Forma**
Revenue							
Petroleum and natural gas sales	-	3,623		-	1,010		**4,633**
Royalties, net of ARTC	-	(802)		-	(194)		**(996)**
	-	2,821		-	816		**3,637**
Interest and other income	164	-		8	18		**190**
	164	2,821		8	834		**3,827**
Expenses							
Operating	-	317		-	391		**708**
General and administration	1,635	-		90	532		**2,257**
Stock-based compensation	5	-		-	277		**282**
Foreign exchange loss	186	-		-	-		**186**
Interest	-	-		-	28		**28**

(C041

($000s of CDN dollars, except per share amounts)	SignalEnergy	Carrot Creek Properties note 2(a)	Pro forma adjustments	Blairmore Energy Ltd.	Predator[1]	Pro forma adjustments	Pro Forma
Depletion, depreciation and amortization	-	-	510	-	314	353	**1,177**
Accretion expense	-	-	60	-	-	-	**60**
	1,826	317	570	90	1,542	353	**4,698**
Net income (loss) for the period before income taxes and results from discontinued operations	(1,662)	2,504	(570)	(82)	(708)	(353)	**(871)**
Income tax expense (recovery) - current	22	-		-	13	29	**64**
Income tax expense (recovery) - future	-	-		-	(254)		**(254)**
Net income (loss) from continuing operations	(1,684)	2,504	(570)	(82)	(467)	(382)	**(681)**
Gain (loss) from discontinued operations	(25)	-		-	-		**(25)**
Net income (loss) for the year	(1,709)	2,504	(570)	(82)	(467)	(382)	**(706)**
Earnings (loss) per share - basic and diluted	(0.13)	Nil			(0.06)		**(0.02)**

Note:

(1) The 2003 Statement of Operations for Predator is for the eleven month period ended December 31, 2003 and has not been adjusted for the period from January 1 to January 31, 2003, inclusive, as the amounts are not considered to be material.

Pro Forma Consolidated Statement of Operations for the Nine Months ended September 30, 2004 (unaudited)

(000's of Canadian dollars)	**SignalEnergy**	**Predator**	**Pro forma adjustments**	**Pro forma**
Revenues				
Petroleum and natural gas sales	4,211	5,701		9,912
Royalties, net of ARTC	(1,064)	(976)		(2,040)
	3,147	4,725	-	7,872
Interest and other income (loss)	153	(8)		145
	3,300	4,717	-	8,017
Expenses				
Operating	549	1,284		1,833
General and administrative	1,176	980		2,156
Stock-based compensation	-	229		229
Interest	-	252		252
Foreign exchange (gain) loss	(4)	-		(4)
Depletion and depreciation	2,051	1,863	206	4,120
Accretion expense	107	38		145
	3,879	4,646	206	8,731
Income (loss) before income taxes	(579)	71	(206)	(714)
Income tax expense (recovery)-current	(59)	640		581
Income tax expense (recovery)-future		(338)	338	-
Net income (loss) for the period	(520)	(231)	(544)	(1,295)
Earnings (loss) per share	-	-	-	(0.03)

The following table sets out certain operating information for SignalEnergy and Predator as well as pro-forma operating information for SignalEnergy after giving effect to the acquisition by SignalEnergy of all of the outstanding Predator Shares pursuant to the Offer.

	SignalEnergy	Predator	Pro-Forma Combined
Production[1]			
Crude oil and NGLs (bbls/d)	123.0	65.0	188.0
Natural Gas (mcf/d)	1,762.0	2,800.0	4,562.0
Total (boe/d)	417.0	531.0	948.0
Proven Reserves[2] [3]			
Crude oil and NGLs (mbbls)	211.9	145.0	356.9
Natural Gas (mmcf)	4,432.0	6,475.0	10,907.0
Total (mboe)	950.6	1,224.0	2,174.6
Proven plus Probable[2] [3]			
Crude oil and NGLs (mbbls)	405.1	175.0	580.1
Natural Gas (mmcf)	6,965.0	7,606.0	14,571.0
Total (mboe)	1,566.0	1,442.0	3,008.0
Net Undeveloped Land[4]			
Total Acres	33,576	10,214	43,790

Notes:

(1) Averages for the three month period ended September 30, 2004.

(2) SignalEnergy reserves before deduction of royalties as represented in the GLJ Report.

(3) Predator (and its wholly-owned subsidiary, Primal Energy) reserves before deduction of royalties as represented in the GLJ Total Properties Look-Ahead Analysis Report dated October 30, 2004 with an effective date of September 30, 2004.

(4) Net undeveloped lands as of September 30, 2004. Does not include optioned or unearned lands.

EFFECT OF THE OFFER ON MARKET

The Predator Shares trade on the TSXV. See "Information Concerning Predator - Market for Predator Shares". The purchase of the Predator Shares by SignalEnergy pursuant to the Offer will reduce the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Predator Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Predator Shares held by Shareholders other than SignalEnergy. After the purchase of Predator Shares under the Offer, SignalEnergy may apply to cause Predator to cease to be subject to the financial reporting and proxy solicitation requirements of the ABCA and Securities Laws.

OWNERSHIP OF SHARES OF PREDATOR

Neither SignalEnergy, nor any director or officer of SignalEnergy, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Predator, except pursuant to the Lock-up Agreements. To the knowledge of the directors and senior officers of SignalEnergy, after reasonably inquiry, no securities of Predator are owned by, directly or indirectly, nor is control or direction over any securities of Predator exercised by, any associate or affiliate of SignalEnergy, by any associate of any director or officer of SignalEnergy, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of SignalEnergy or by any person or company acting jointly or in concert with SignalEnergy.

TRADING IN SECURITIES OF PREDATOR

During the six month period preceding the date of the Offer, no securities of Predator have been traded by SignalEnergy or any director or officer of SignalEnergy or, to the knowledge of the directors and senior officers of SignalEnergy, after reasonable inquiry, by any associate or affiliate of SignalEnergy, by any associate of any director or officer of SignalEnergy, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of SignalEnergy or by any person or company acting jointly or in concert with SignalEnergy.

SignalEnergy has no present intention to acquire beneficial ownership of Predator Shares while the Offer is outstanding, other than pursuant to the Offer. However, SignalEnergy reserves the right to, and may acquire (or cause an affiliate to acquire) Predator Shares in accordance with Securities Laws (see Section 13 of the Offer – "Market Purchases and Sales of Predator Shares"), at any time and from time to time prior to the Expiry Time.

Although SignalEnergy has no present intention to sell Predator Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry time to sell Predator Shares after the Expiry Time.

COMMITMENTS TO ACQUIRE SHARES OF PREDATOR

No securities of Predator are the subject of any commitments made by SignalEnergy or its directors or officers and, to the knowledge of the directors and senior officers of SignalEnergy, after reasonable inquiry, no securities of Predator are the subject of any commitments made by any associate or affiliate of SignalEnergy, by any associate of any director or officer of SignalEnergy, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of SignalEnergy or by any person or company acting jointly or in concert with SignalEnergy, to acquire any equity securities of Predator, except for the commitment to acquire the Predator Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Lock-up Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no contracts, arrangements or agreements made or proposed to be made between SignalEnergy and any of the directors or senior officers of Predator and no payments or other benefits are proposed to be made or given by SignalEnergy by way of compensation for loss of office or to such directors or senior officers remaining in or retiring from office if the Offer is successful, other than as provided in the Pre-Acquisition Agreement and the Lock-up Agreements and as disclosed below.

Pursuant to the Pre-Acquisition Agreement, if the Offer is successful, SignalEnergy will honour all of Predator's present employment agreements (unless such employees are formally terminated, in which case the employee will be entitled to severance payments as set out in the Pre-Acquisition Agreement), consulting agreements and Officer Obligations.

There are no contracts, arrangements or understandings, formal or informal, between SignalEnergy and any Shareholder with respect to the Offer or between SignalEnergy and any person or company with respect to any securities of Predator in relation to the Offer except for the Pre-Acquisition Agreement, the Lock-up Agreements and as described therein.

There are no existing business relationships between SignalEnergy, its associates or affiliates and Predator that are material to any of them with the exception of the Pre-Acquisition Agreement, the Lock-up Agreements and certain agreements entered into in the ordinary course of business.

ACQUISITION OF PREDATOR SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable SignalEnergy to acquire all of the outstanding Predator Shares. If SignalEnergy takes up and pays for Predator Shares under the Offer, SignalEnergy intends to utilize the Compulsory Acquisition provisions of the ABCA, if available, to acquire the remaining Predator Shares or, if necessary, to acquire such remaining Predator Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, by the Expiry Time or within one hundred and twenty (120) days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Predator Shares (calculated on a diluted basis) other than Predator Shares held at the date of the Offer by or on behalf of SignalEnergy or its affiliates and associates, and SignalEnergy acquires such deposited Predator Shares, then SignalEnergy is entitled to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the Predator Shares held by each Shareholder who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Predator Shares that were acquired under the Offer (a "Compulsory Acquisition").

To exercise this statutory right, SignalEnergy must give notice (the "Offeror's Notice") to the Dissenting Offerees of such proposed acquisition on or before the earlier of sixty (60) days from the Expiry Time and one hundred and eighty (180) days from the date of the Offer. Within twenty (20) days of the giving of the Offeror's Notice, SignalEnergy must pay or transfer to Predator the amount of money or other consideration SignalEnergy would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within twenty (20) days after the receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Predator Shares to which the Offer relates held by such dissenting Offeree to Predator , and may elect either to transfer such shares to SignalEnergy on the terms on which SignalEnergy acquired Predator Shares under the Offer or to demand payment of the fair value of such shares by so notifying SignalEnergy and by applying to the Court of Queen's Bench of Alberta to fix that value, within sixty (60) days after the date of the sending of the Offeror's Notice. If a Dissenting Offeree fails to notify SignalEnergy and apply to the Court of Queen's Bench of Alberta within the applicable sixty (60) day period, the Dissenting Offeree will be deemed to have elected to transfer his or her Predator Shares to SignalEnergy on the same terms (including price) as SignalEnergy acquired the Predator Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Predator Shares, SignalEnergy also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the Predator Shares of such Dissenting Offeree.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to SignalEnergy. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Holders of Predator Shares should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If a compulsory acquisition is not available or if SignalEnergy elects not to proceed by way of a Compulsory Acquisition, Predator intends to seek to acquire, directly or indirectly, all of the Predator Shares not deposited under the Offer by causing a special meeting of the Shareholders to be called to consider a Second Stage Transaction involving SignalEnergy and Predator and/or the Shareholders for the purpose of Predator becoming, directly or indirectly, a wholly-owned subsidiary of SignalEnergy. At any meeting of Shareholders called to consider a Second Stage Transaction, SignalEnergy will cause the Predator Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted by law, to be counted as part of any minority or independent Shareholder approval that may be required in connection with such a transaction. Any Predator Shares acquired by SignalEnergy pursuant to any market purchases cannot be counted as part of any minority approval.

The timing and details of any Second Stage Transaction would necessarily depend upon a variety of factors, including the number of Predator Shares acquired pursuant to the Offer. In any Second Stage Transaction, the holders (other than SignalEnergy) of Predator Shares or other securities of Predator could receive shares, cash, preferred shares, warrants, other equity shares or debt or any combination thereof. Any such preferred shares could be immediately redeemed by the issuer for cash. Such cash payments, subject to prevailing conditions, including general economic conditions and the business of Predator, may be equal to, higher or lower than the value of the consideration offered under the Offer.

The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See "Certain Canadian Federal Income Tax Considerations" in the Circular.

The methods described above of acquiring the Predator Shares not acquired by SignalEnergy pursuant to the Offer, other than the statutory Compulsory Acquisition under the ABCA, may include a "going private transaction" within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the "Regulations") and OSC Rule 61-501. Under the Regulations, any Second Stage Transaction would be a "going private transaction" if it would result in the interest of the holder of Predator Shares or securities convertible into or exchangeable for Predator Shares (the "Convertible Securities") being terminated without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security of Predator, a successor to the business of Predator, another issuer that controls Predator or an issuer that controls a successor to the business of Predator. OSC Rule 61-501 states that, subject to certain exceptions, a Second Stage Transaction may constitute a "going private transaction" if it would result in the interest of a beneficial owner of Predator Shares being terminated without the beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefor. SignalEnergy expects that any Second Stage Transaction will be a going private transaction under the Regulations and OSC Rule 61-501. Under OSC Rule 61-501, any Second Stage Transaction may constitute a related party transaction, however, the provisions regulating a related party transaction are not applicable if the transaction is a going private transaction carried out in accordance with the rule.

OSC Rule 61-501 requires that, in any Second Stage Transaction constituting a going private transaction, a formal valuation be prepared of: (i) the Predator Shares and, subject to certain limited exceptions, any non-cash consideration being offered for the Predator Shares; and (ii) that a summary of such valuation be provided to the holders of the Predator Shares.

Under OSC Rule 61-501, a Second Stage Transaction constituting a going private transaction is exempt from the valuation requirements contained in OSC Rule 61-501 provided such transaction is completed not later than 120 days after the Expiry Time, the intent to effect the transaction is disclosed in the Take-over Bid Circular, the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take-over bid and the take-over bid and the Take-over Bid Circular contains certain required disclosure respecting the transaction. SignalEnergy currently intends that the consideration offered under any Second Stage Transaction prepared by it would be identical to the consideration offered under the Offer and, accordingly SignalEnergy expects to be able to rely on such exemption in respect of the valuation requirements contained in OSC Rule 61-501.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the ABCA may require approval of the Second Stage Transaction by at least two-thirds of the votes cast by holders of Predator Shares. The necessary level of securityholder approval required with respect to a going private transaction is a simple majority of the "minority vote".

In relation to the Offer and any subsequent related party or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC, all holders of Predator Shares, other than SignalEnergy, any "interested party" or any person or company who is a "related party" of SignalEnergy for the purposes of OSC Rule 61-501 including any directors, officers or other insiders of SignalEnergy, any person or company who is a "related party" of the "interested party" for the purposes of OSC Rule 61-501 or any person or company acting jointly or in concert with the foregoing or any affiliate of the foregoing.

Under OSC Rule 61-501, SignalEnergy may treat all Predator Shares acquired pursuant to the Offer, excluding the Predator Shares currently owned by directors, officers and insiders of SignalEnergy as "minority" shares and vote them, or consider them voted, in favour of a going private transaction, provided that the Second Stage Transaction is completed not later than 120 days after the Expiry Time, the consideration per security in the going private transaction is at least equal in value to the consideration paid under the Offer and certain other requirements are met. SignalEnergy currently intends that the consideration offered under any Second Stage Transaction proposed would be identical to the consideration offered under the Offer and, accordingly, expect to treat Predator Shares acquired pursuant to the Offer, except for the Predator Shares, if any, specified as aforesaid, as "minority" shares and to vote them in favour of any Second Stage Transaction. Under OSC Rule 61-501, if, following the Offer, SignalEnergy is the registered holder of 90% or more of the Predator Shares at the time the Second Stage Transaction is proposed, the requirement for minority approval would not apply to the transaction if a statutory appraisal remedy is available to the minority shareholders or if a substantially equivalent enforceable right is made available to the minority shareholders.

In the event a Second Stage Transaction were to be consummated, holders of Predator Shares may have the right under the ABCA to dissent and demand payment of the fair value of such Predator Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Predator Shares. The fair value of Predator Shares so determined could be more or less than the amount paid per Predator Share pursuant to the Second Stage Transaction or the Offer. Any such judicial determination of fair value of the Predator Shares could be based upon considerations other than, or in addition to, the market price of the Predator Shares.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction or a related party transaction.

Other Alternatives

If SignalEnergy proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, SignalEnergy will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Predator Shares on a published market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Predator Shares. Any additional purchase of Predator Shares could be at a price greater than, equal to or less than the price to be paid for the Predator Shares under the Offer and could be for cash or other consideration. Alternatively, SignalEnergy may sell or otherwise dispose of any or all Predator Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by SignalEnergy, which may vary from the price paid for Predator Shares under the Offer.

Judicial Developments

Prior to the adoption of OSC Rule 61-501, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed, subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

DEPOSITARY

SignalEnergy has engaged Olympia Trust Company as the Depositary for the receipt of certificates in respect of Predator Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from SignalEnergy for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits Predator Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Predator Shares with the Depositary.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Carscallen Lockwood LLP, counsel to the Offeror, the following is, as of the date hereof, a summary of the principal income tax considerations under the Tax Act generally applicable to certain Predator Shareholders who dispose of their Predator Shares pursuant to the Offer or pursuant to transactions described in this Circular under the heading "Acquisition of Predator Shares Not Deposited".

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current published administrative policies of the Canada Revenue Agency (the "CRA"). This summary takes into account all proposed amendments to the Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and assumes that the Proposed Amendments will be enacted in their present form. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein.

This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult with their own tax advisors for advice with respect to the tax consequences to them of disposing of their Predator Shares having regard to their own particular circumstances.

This summary generally is applicable to Shareholders that dispose of their Predator Shares pursuant to the Offer or pursuant to certain transactions described under "Acquisition of Predator Shares Not Deposited" in this Circular and, for purposes of the Tax Act and at all relevant times: (i) deal at arm's length with and are not affiliated with Predator or SignalEnergy, (ii) hold their Predator Shares as capital property; (iii) following the completion of the Offer will not, either alone or together with other persons with whom they do not deal at arm's length, either control SignalEnergy or beneficially own shares of SignalEnergy, which have a fair market value in excess of 50% of the fair market value of all outstanding shares of SignalEnergy; and (iv) are not "specified financial institutions" or "financial institutions" (each as defined in the Tax Act) subject to the "mark-to-market" rules contained in the Tax Act.

Predator Shares generally will constitute capital property of a Shareholder unless the Predator Shares are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities, or were acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders that are resident in Canada for the purposes of the Tax Act whose Predator Shares might not otherwise be considered to be capital property may be eligible to make an irrevocable election under the Tax Act to have their Predator Shares and every "Canadian security" (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election and all subsequent years deemed to be capital property. Shareholders should consult their own tax advisors as to whether they hold their Predator Shares as capital property for purposes of the Tax Act.

Shareholders Resident in Canada

The following portion of this summary is applicable only to Shareholders that are, at all relevant times, resident or deemed to be resident in Canada for purposes of the Tax Act (a "Resident Shareholder").

Sale Pursuant to the Offer

A Resident Shareholder who receives SignalEnergy Shares pursuant to the Offer for Predator Shares will, unless the Resident Shareholder chooses to treat the transaction as a "taxable transaction" in such Shareholder's return of income for the taxation year in which the exchange occurs, be deemed to have disposed of such Predator Shares for proceeds of disposition equal to the Resident Shareholder's adjusted cost base thereof. Such Resident Shareholder will therefore neither recognize a capital gain nor a capital loss in respect of the exchange and would be deemed to acquire their SignalEnergy Shares at a cost which is equal to the adjusted cost base of their Predator Shares for the purposes of computing the adjusted cost base of all SignalEnergy Shares owned by them for the purposes of the Tax Act. The cost of such SignalEnergy Shares must be averaged with the adjusted cost base of all other SignalEnergy Shares then owned by such Shareholder.

Resident Shareholders who receive SignalEnergy Shares in exchange for their Predator Shares may, if they so choose, recognize a capital gain or a capital loss in respect of such disposition by reporting the same in their income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the SignalEnergy Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of their Predator Shares and any reasonable costs of disposition. In such circumstances, the cost of the SignalEnergy Shares acquired will be the fair market value thereof to the Resident Shareholder. One-half of any such capital gain (a "taxable capital gain") must be included in computing the Resident Shareholder's income and one-half of any such capital loss (an "allowable capital loss") is deductible by the Resident Shareholder from taxable capital gains arising in the year of disposition. To the extent that a Resident Shareholder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for the current taxation year and may generally be carried back to any of the three preceding taxation years or carried forward for any future taxation year, subject to the detailed rules in the Tax Act in that regard. The amount of any capital loss realized by a Resident Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to have been received on the Predator Shares to the extent and under the circumstances described in the Tax Act.

Acquisition of Predator Shares Not Deposited

As described under "Acquisition of Predator Shares Not Deposited" in this Circular, the Offeror may acquire Predator Shares not deposited under the Offer pursuant to the statutory right of Compulsory Acquisition under Part 16 of the ABCA. A Shareholder whose Predator Shares are acquired pursuant to a Compulsory Acquisition generally will be subject to the tax consequences as described above under the heading "Sale Pursuant to the Offer".

A Resident Shareholder who dissents in a Compulsory Acquisition and elects to receive the fair value of the Shareholder's Predator Shares will be considered to have disposed of the Predator Shares for proceeds of disposition equal to the amount received by the Resident Shareholder less the amount of interest awarded by the court and will realize a capital gain (or capital loss) to the extent that the aggregate cash proceeds of disposition of such Predator Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Shareholder of such Predator Shares immediately before the disposition.

As further described under "Acquisition of Predator Shares Not Deposited" in this Circular, it is SignalEnergy's current intention to consider other means of acquiring, directly or indirectly, all of the equity in Predator in accordance with applicable law, including a Second Stage Transaction. In the event the Offeror undertakes a Second Stage Transaction involving Predator, the tax consequences to the Shareholders who do not tender their Predator Shares to the Offer would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above, depending upon the exact manner in which the transaction is carried out.

Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Predator Shares acquired pursuant to a Second Stage Transaction.

Shareholders Not Resident in Canada

The following portion of this summary is applicable only to Shareholders that are neither resident nor deemed to be resident, in Canada for the purposes of the Tax Act or any applicable income tax treaty ("Non-Resident Shareholders"). Non-Resident Shareholders that do not use or hold, and are not deemed to use or hold, their Predator Shares in carrying on a business in Canada, or in the case of Non-Resident Shareholders that carry on an insurance business in Canada and elsewhere, establish that such property is not effectively connected with such insurance business carried on in Canada.

Sale Pursuant to the Offer

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Predator Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" and the Non-Resident Shareholder is not afforded any relief under the applicable tax treaty. Generally, Predator Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSXV) unless:

(a) at any time during the five year period immediately preceding the disposition of the Predator Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or any combination thereof who own not less than 25% of the issued shares of any class or series of the capital stock of Predator; or

(b) the Non-Resident Shareholder's Predator Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Even if the Predator Shares are taxable Canadian property to a Non-Resident Shareholder and the disposition would give rise to a capital gain, an exemption from tax may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-Resident Shareholder. Under the provisions of the Canada-United States Income Tax Convention (the "Treaty"), the gain, if any, arising on the disposition of Predator Shares which are taxable Canadian property to a Non-Resident Shareholder will not be subject to tax in Canada unless the Predator Shares derive their value principally from real property situated in Canada.

Non-Resident Shareholders whose Predator Shares constitute taxable Canadian property should consult their own tax advisors.

Acquisition of Predator Shares Not Deposited

As described in "Acquisition of Predator Shares Not Deposited" in this Circular, SignalEnergy may, in certain circumstances, acquire Predator Shares pursuant to a Compulsory Acquisition under Part 16 of the ABCA. A Non-Resident Shareholder who dissents in a Compulsory Acquisition and elects to receive the fair value for their Predator Shares will be considered to have disposed of the Predator Shares for proceeds of disposition equal to the amount received by the Non-Resident Shareholder less the amount of interest awarded by the court. In such circumstances, the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the Non-Resident Shareholder's Predator Shares are taxable Canadian property, as described above, and the Non-Resident Shareholder is not afforded any relief under any applicable tax treaty. Interest awarded to a dissenting Non-Resident Shareholder by a court will be subject to a non-resident withholding tax at the rate of 25% unless reduced under the provisions of an applicable tax treaty. Under the Treaty, the rate of withholding tax in respect of interest received by a person who is a resident of the United States for the purposes of the Treaty is reduced to 10%.

The tax treatment of a Non-Resident Shareholder under a Second Stage Transaction will depend upon the exact manner in which the Second Stage Transaction is carried out. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced under the provisions of the applicable income tax treaty and is generally reduced to 15% under the Treaty.

A Non-Resident Shareholder should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Predator Shares acquired pursuant to a Compulsory Acquisition or Second Stage Transaction.

MATERIAL CHANGES IN THE AFFAIRS OF PREDATOR

SignalEnergy has no information which indicates any material change in the affairs of Predator and Predator has represented to SignalEnergy that there has not been any material change in the affairs of Predator since the date of the last financial statements of Predator, being the unaudited financial statements as at and for the nine months ended September 30, 2004 prepared by management of Predator, other than the entering into of the Pre-Acquisition Agreement and the Lock-up Agreements.

SignalEnergy has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Pursuant to the Lock-Up Agreements, the Tendering Shareholders intend to deposit to the Offer all Predator Shares which are owned or over which control or direction is exercised by such persons. Other than the foregoing, SignalEnergy has no knowledge regarding whether any Shareholders will accept the Offer. See "Pre-Acquisition Agreement - Lock-Up Agreements".

BENEFITS FROM THE OFFER

To the knowledge of SignalEnergy, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of SignalEnergy, any associate of any such director or senior officer, any person or company holding more than 10% of any class of equity securities of Second Stage Transaction or any person acting jointly or in concert with SignalEnergy, other than those that will accrue to a holder of Predator Shares generally.

LEGAL PROCEEDINGS

SignalEnergy is not a party to any legal proceedings, nor is it aware of any legal proceedings being contemplated, which could reasonably be considered to be material to SignalEnergy.

INTEREST OF EXPERTS

Certain legal matters on behalf of SignalEnergy will be passed upon by Carscallen Lockwood LLP, counsel to SignalEnergy, including the opinions contained under "Certain Canadian Federal Income Tax Considerations". No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of SignalEnergy or of any associate or affiliate of SignalEnergy. As at the date hereof, the partners and associates of Carscallen Lockwood LLP as a group beneficially own, directly or indirectly, 17,000 SignalEnergy Shares and no Predator Shares. Donald R. Leitch, the corporate secretary of SignalEnergy, is a partner in Carscallen Lockwood LLP.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENT OF COUNSEL

TO: The Board of Directors of SignalEnergy

We hereby consent to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts" in the Circular accompanying the Offer dated November 26, 2004 made by SignalEnergy Inc. to purchase all of the common shares of Predator Exploration Ltd.

Calgary, Alberta

(signed) "*Carscallen Lockwood LLP*"
Barristers & Solicitors

November 26, 2004

CONSENT OF AUDITOR

TO: The Board of Directors of SignalEnergy Inc.

We have read the offer to purchase and circular of SignalEnergy Inc. (the "Company") dated November 26, 2004 relating to the offer to purchase all of the outstanding common shares of Predator Exploration Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned offer to purchase and circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated April 19, 2004.

We also consent to the use in the above-mentioned offer to purchase and circular of our report to the shareholders of Blairmore Energy Ltd. ("Blairmore") on the balance sheet of Blairmore as at December 31, 2003 and the statements of operations and deficit and cash flows for the period from incorporation on September 25, 2003 to December 31, 2003. Our report is dated November 24, 2004.

Calgary, Alberta
November 26, 2004

(signed) "*Ernst & Young LLP*"
Chartered Accountants

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the Board of Directors of SignalEnergy.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta, the 26th day of November, 2004.

(signed) "*J. Cameron Bailey*"
J. Cameron Bailey
President and Chief Executive Officer

(signed) "*Michael Wuetherick*"
Michael Wuetherick
Vice President, Corporate Development and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) "*David Richards*"
David Richards
Director

(signed) "*Barry Giovanetto*"
Barry Giovanetto
Director

Office of the Depositary

By Mail, Hand or Courier

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta
T2G 0P6
Attention: Corporate and Shareholder Services

Telephone:	(403) 261-0900
Facsimile:	(403) 265-1455
Email:	cssinquiries@olympiatrust.com

Office of the Soliciting Dealer

By Mail, Hand or Courier

Tristone Capital Inc.
Suite 1800, 335 – 8th Avenue S.W.
Calgary, Alberta
T2P 1C9

Telephone:	(403) 294-9541
Facsimile:	(403) 294-9543
Email:	info@tristonecapital.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Soliciting Dealer at the telephone numbers and locations set out above.

APPENDIX "A"

SIGNALENERGY INC.

THE COMPANY

History

Prior to 2002, SignalEnergy was involved in the biotechnology business including research and development for therapeutic drugs.

On July 10, 2002, SignalEnergy announced that it would evaluate various alternatives to enhance value for shareholders, including merger and acquisition opportunities. SignalEnergy engaged for such purpose BMO Nesbitt Burns Inc. to act as financial advisor on mergers and acquisitions. At such time, the focus of SignalEnergy's growth strategy was on advancing its key product programs toward investigational new drug filings. As part of that strategy, SignalEnergy continued to pursue business development initiatives, proactively seeking partnerships with large, international pharmaceutical and biotechnology companies both to drive SignalEnergy's international programs and to foster external collaborations that would maximize the potential of SignalEnergy's drug design engine.

On September 5, 2002, SignalEnergy announced the proposed disposition of all of the assets of its functional genomics division to a new company, Alethia Bio Therapeutics Inc. in order to focus its financial and operational resources solely on its core business of drug discovery and development. The transaction closed on October 23, 2002 and marked SignalEnergy's transition to a company solely focussed on drug discovery and development.

During the course of the following months, additional announcements were made by SignalEnergy in order to update shareholders on SignalEnergy's strategic plan and continued effort in evaluating potential transactions and business combinations that would optimize return to shareholders.

On March 12, 2003, SignalEnergy announced that its Board of Directors had approved a plan under which SignalEnergy would cease all of its operations and commence an orderly process to dispose of its assets and seek to optimize return to shareholders. The Board of Directors believed that despite promising drug discovery programs and leading-edge technology, SignalEnergy's ability to create value for shareholders over the long term was limited by SignalEnergy's cash resources and the uncertain prospect of raising additional capital. In the following months, SignalEnergy pursued the selling process of its assets and continued its efforts in evaluating potential transactions and business combinations that would optimize return to shareholders.

On November 20, 2003, SignalEnergy completed a private placement with Network Capital Inc. ("Network") a Calgary-based investment management company specializing in the oil and gas sector whereby Network and its nominees subscribed for a total consideration of $8.68 million, to 100,732,500 common shares and 21,192,500 Preferred Shares, Series 1. At such time, Network declared its intention to convert the company into an oil and gas enterprise.

In conjunction with the private placement the then current officers and directors resigned from SignalEnergy and Messrs. J. Cameron Bailey, David V. Richards, George Watson and Barry R. Giovanetto were elected as directors of SignalEnergy. J. Cameron Bailey was appointed Chief Executive Officer of SignalEnergy.

Recent Developments

Subsequent to year-end, on January 9, 2004, SignalEnergy completed the acquisition of oil and gas assets in the greater Carrot Creek area located in west central Alberta (the "Carrot Creek Properties"). At the time of the acquisition, production was approximately 229 boe/d net, consisting of 778 mcf/d of natural gas, 48 bbl/d of natural gas liquids and 51 bbl/d of light oil. The reserve life index on a proven plus half-probable basis is 8.6 years. The assets included approximately 32,735 gross (22,012 net) acres of undeveloped land. The assets were purchased for $7.8 million in cash and the issue of 3,000,000 common shares of SignalEnergy.

Operating results of the Carrot Creek Properties for the three twelve month periods prior to the acquisition of this property by SignalEnergy are set forth below. These operating statements were prepared by SignalEnergy based on information provided to it by the vendor of the Carrot Creek Properties. The operating statements are presented on an unaudited basis as the vendor did not, due to the relative value of the Carrot Creek Properties in comparison to the vendor's overall oil and gas properties, perform audits on the Carrot Creek Properties, and would not, as part of SignalEnergy's acquisition of the same, provide audited operating statements therefor.

(000's)	2003	2002	2001
Revenues	3,623	2,206	2,901
Royalties	(802)	(427)	(740)
Net revenue	2,821	1,779	2,161
Operating expenses	(317)	(250)	(334)
Operating income	**2,504**	**1,529**	**1,827**

Note:

(1) These operating results are based on unaudited operating statements provided by the vendor of the Carrot Creek Properties. While the vendor believes the information in the operating statements it provided to SignalEnergy are accurate, the vendor does not make any representations or warranties as to its accuracy or completeness. Accordingly, the results presented in these operating statements may have been materially different if such statements had been audited.

On January 28, 2004, SignalEnergy completed the acquisition of Blairmore Energy Ltd. ("Blairmore"), a private oil and gas company. The transaction resulted in SignalEnergy issuing 31,215,041 Preferred Shares Series 2, 20,000,000 common shares and $543,028 cash.

Blairmore was a private oil and gas company which had an interest in 5,760 gross (4,416 net) acres of undeveloped land and approximately $2.7 million of working capital. Certain members of management of Blairmore became part of the management team of SignalEnergy.

On March 5, 2004, SignalEnergy's ten-for-one share consolidation became effective and SignalEnergy began trading on a consolidated basis on the TSX on March 11, 2004 with the share trading symbol of "SGI". Shareholders of record were mailed a Letter of Transmittal reflecting the consolidation on March 9, 2004. The name change from SignalGene Inc. to SignalEnergy Inc. became effective March 8, 2004.

On August 27, 2004, SignalEnergy amended its articles to create a new class of non-voting Class "A" Shares and to convert the existing Series 1 and Series 2 Preferred Shares to the new Class "A" Shares on a ten-for-one basis. An aggregate of 5,240,754 consolidated Class "A" Shares were issued on the conversion.

Pursuant to a Purchase and Sale Agreement dated November 12, 2004, SignalEnergy agreed to acquire all of the issued and outstanding common shares of Privateco for $5,400,000. Such consideration consists of $4,400,000 in cash, to be financed by SignalEnergy's current working capital surplus and available credit facilities and the issuance of 1,000,000 SignalEnergy Shares. An additional 1,000,000 SignalEnergy Shares are issuable if certain additional lands are made available to SignalEnergy within three years from closing of the purchase and sale.

Privateco's main assets are producing natural gas properties in the Chigwell area of central Alberta. Current Privateco production is approximately 180 boe/d (95% natural gas) with three well operations ongoing in Chigwell which are anticipated to add an additional 100 boe/d by year-end. The Chigwell assets are consistent with SignalEnergy's business plan as it is an area with significant shallow gas development regionally for both conventional shallow gas sands plus a rapidly developing CBM play in the region. In addition, the Privateco acquisition adds several lower risk projects targeting natural gas in the lower Mannville section.

Closing of the transaction is not scheduled until January 14, 2005 and is subject to a number of conditions, including the completion of due diligence. There can be no assurance that the transaction will close.

During the year, SignalEnergy has continued with its land and property acquisitions in its three focus areas of Twining, Ferrier and Carrot Creek. SignalEnergy accomplished the following in its first nine months operating in the oil and gas industry:

(a) drilled 21 wells with 81% success rate;

(b) acquired 35,000 net acres of undeveloped land;

(c) completed an evaluation drill program in Twining, quantifying a substantial CBM resource;

(d) established economic production rates from its CBM and sands wells in Twining;

(e) received provisional consent to allow commingling of CBM and Edmonton sands zones from the Alberta Energy Utility Board (the "AEUB");

(f) installed production facilities to accommodate further development in Twining;

(g) defined a 60 well infill drill program on SignalEnergy lands; and

(h) identified six deeper drill locations on its owned and operated lands.

The third quarter continued with the development of SignalEnergy's shallow gas development program within its core areas of Twining, Ferrier and Carrot Creek. SignalEnergy has drilled a total of 21 wells (21 net) with an 81% success rate. Phase One of the drill program consisted of 13 wells completed, of which 12 wells have been placed on-stream and six wells are standing waiting to be completed.

Of the wells drilled, 16 were drilled in the Twining area and 11 have been completed and placed on-stream. One of the wells drilled tested a deeper horizon, which was successful and placed on-stream late in the quarter. Approximately 20% of the capital expenditures (excluding capital expenditures on acquisitions) were incurred constructing and installing production facilities to allow for future development.

Late in the third quarter, SignalEnergy was granted provisional approval from the AEUB to allow five Twining wells to produce from multiple zones of CBM and Edmonton sands. The conditions of the provisional approval included making a formal "Commingling Application" which required SignalEnergy to gather zone specific production and pressure data. SignalEnergy has completed its Commingling Applications and approval is expected to be received early in 2005.

Five wells were drilled during the quarter but could not be placed on-stream until provisional approval has been granted by the AEUB. Two wells were placed on-stream late in the third quarter, and as a consequence, SignalEnergy did not experience any appreciable production gains. Economic viability of further development plans will depend on well productivity, reserves and costs. Well productivity experienced to date indicates average well production in excess of 140 mcf/d.

Detailed laboratory measurements of drill cuttings from four wells indicate gas content from coal seams of 6.5 bcf per section of gas-in-place. These results confirm future plans to develop, adding significant shareholder value.

Since the start of the year, SignalEnergy has accumulated rights in 24 sections (15,360 acres) in Twining, with 15 sections evaluated by drilling and re-completions. Upon receipt of the Commingling Approval, SignalEnergy intends to commence its infill drilling program, starting with completing five standing wells.

Development activities related to the Carrot Creek acquisition has added significant production and shareholder value. SignalEnergy has identified six deeper targets that are being evaluated for future drilling operations. SignalEnergy was not successful in establishing shallow gas from the Edmonton sands in three wells drilled in the Carrot Creek area.

Corporate Structure

SignalEnergy is the entity resulting from the amalgamation, pursuant to a certificate of amalgamation dated May 1, 1996 issued under Part 1A of the *Companies Act* (Québec), of "Société d'exploitation Algène Biotechnologies Inc." and "Société d'investissement R&D Algène Inc.". The resulting company took the name of "Algène Biotechnologies Corporation". Société d'investissement R&D Algène Inc. had been incorporated on September 26, 1991 pursuant to Part 1A of the *Companies Act* (Québec) and Société d'exploitation Algène Biotechnologies Inc. had been incorporated on July 29, 1991, pursuant to Part 1A of the *Companies Act* (Québec). On December 31, 1995, Société d'exploitation Algène Biotechnologies Inc. had amalgamated with its wholly-owned subsidiary, "Société Imagène R&D Inc.".

On September 12, 1997, SignalEnergy amended its articles to change, among other things, certain definitions. On June 9, 1999, by certificate of amendment, SignalEnergy changed its corporate name to "SignalGene Inc.", cancelled the "Class A shares" and redesignated the "Class B subordinate shares" to "common shares".

SignalEnergy's wholly-owned subsidiary, "SignalGene R&D Inc.", was incorporated pursuant to the *Companies Act* (Quebec) on August 21, 1995 under the name "Société Algène Schizophrenia Inc.". On April 17, 1997, its corporate name was changed to "Algène R&D Corporation" and on June 10, 1999, it was changed to "SignalGene R&D Inc.". This subsidiary was liquidated on January 1, 2001 and all of its operations were incorporated into SignalEnergy's activities.

On March 10, 2000, SignalEnergy completed the acquisition of GeneScape Inc. "GeneScape", a privately owned company in the Functional Genomics sector, in consideration of 6.6 million common shares of SignalEnergy.

On June 20, 2000, SignalEnergy completed the acquisition of Nanodesign Inc. ("Nanodesign"). The deal involved the issue of 5.4 million common shares of SignalEnergy as well as warrants to Nanodesign's shareholders.

On April 11, 2001, the Board of Directors approved the division of SignalEnergy's activities and operations into two separate business units: Drug Discovery and Functional Genomics.

On October 23, 2002, SignalEnergy concluded the spin-off of its Functional Genomics Unit into a new Company, Alethia BioTherapeutics Inc.

On March 12, 2003, SignalEnergy announced that its Board of Directors had approved a plan under which SignalEnergy would cease all of its operations and commence an orderly process to dispose of its assets and seek to optimize return to shareholders.

On November 20, 2003, SignalEnergy completed a private placement with Network whereby Network and its nominees subscribed for a total consideration of $8.68 million, to 100,732,500 common shares and 21,192,500 Preferred Shares, Series 1. At such time, Network declared its intention to convert SignalGene into an oil and gas enterprise.

Effective January 9, 2004, SignalEnergy completed the acquisition of certain petroleum and natural gas rights for $7.8 million and the issue of 3 million common shares.

On January 28, 2004, SignalEnergy completed the acquisition of Blairmore in consideration of 20 million common shares, approximately 31 million Preferred Shares, Series 2 and $0.5 million cash.

On March 5, 2004, SignalEnergy consolidated its common shares on a ten-for-one basis.

On March 8, 2004, by certificate of amendment, SignalEnergy changed its name to "SignalEnergy Inc.".

On August 27, 2004, by certificate of amendment, SignalEnergy created a new class of non-voting Class "A" Shares and converted its existing Series 1 and Series 2 Preferred Shares into Class "A" Shares on a ten-for-one basis.

SignalEnergy's operations office is located at 1410, 630 -6th Avenue S.W., Calgary, Alberta, T2P 0S8, Canada. The office of SignalEnergy in Quebec is located at Fasken Martineau DuMoulin LLP, Suite 3400, 800 Place Victoria, Montreal, Quebec, H4Z 1E9, Canada.

Intercorporate Relationships

SignalEnergy has two subsidiaries. The following chart sets forth the names of the subsidiaries, the percentage interest and its jurisdiction of incorporation.

Company Name	% of the votes over which control or direction is exercised	Place of Incorporation
Blairmore Energy Ltd.[1]	100%	Alberta
Nanodesign Inc.[2]	100%	Ontario

Notes:

(1) The company was acquired on January 28, 2004.
(2) The company was acquired on June 20, 2000 and is inactive.

BUSINESS OF SIGNALENERGY

General

SignalEnergy is engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Province of Alberta.

Business Objectives

SignalEnergy's business plan is to focus on sustainable and profitable per share growth in the oil and natural gas industry in western Canada. To accomplish this, SignalEnergy will focus on enhancing its asset base through land acquisitions, seismic interpretation, exploratory and development drilling and strategic acquisitions within its core project areas in the Western Canadian Sedimentary Basin.

SignalEnergy expects to focus on exploration and development drilling of prospects in its core areas in Alberta. SignalEnergy also intends to pursue strategic acquisitions of oil and natural gas properties where it views further exploration, exploitation and development opportunities exist.

Trends

The oil and gas industry is facing a number of trends that could affect SignalEnergy's business, financial condition or operating results.

Over the past several years the energy industry has undergone a consolidation phase as it often has been considered more economical to acquire production and reserves through mergers rather than through drilling. Though this trend towards consolidation began primarily with senior oil and gas producers it has now moved towards intermediate and junior oil and gas companies. In addition, many of the intermediate and junior sized companies have been consolidated with or converted into royalty trusts. It is expected that this trend of increased merger and acquisition activity and trust conversion will continue.

The Canadian oil and gas industry has also experienced a renewed interest in oil and gas investments. One of the reasons for this trend likely stems from the recent consolidation phase in the industry with companies now obtaining a level of critical mass that provides the necessary liquidity and improved operating efficiencies that investors are seeking. Improved investor interest, a greater ability for companies to access public funds and high commodity prices have resulted in an increase in the recent number of entrants into the energy marketplace.

Commodity prices are expected to remain high for the remainder of 2004. It is believed that current political and social unrest of many oil producing nations has positively impacted the price of crude oil. In addition, natural gas prices are currently experiencing some of their best levels in more than a year due to a tightening of supply. These high commodity prices have influenced the industry with many companies expected to expand their capital expenditure budgets and increase their cash flow.

Description of Oil and Natural Gas Properties and Assets

The following is a description of the major oil and natural gas properties in which SignalEnergy has an interest. Production volumes represent SignalEnergy's working interest share before the deduction of royalties over the three month period ending September 30, 2004. Reserve amounts are stated, before deduction of royalties, at September 30, 2004, based on escalating cost and price assumptions, as evaluated in the GLJ Report.

The following are SignalEnergy's key properties:

Carrot Creek, Alberta

The Carrot Creek area is located in central Alberta, approximately 150 kilometres west of Edmonton. The area includes producing assets and undeveloped lands in the Carrot Creek, Cyn-Pem, Leaman, MacLeod, Niton and West Pembina fields located in Townships 51 to 56, Ranges 10 to 16 W5M.

SignalEnergy's Carrot Creek core area consists of 35,040 gross acres (26,206 net acres) of land including 27,840 gross acres (22,802 net acres) of undeveloped land at an average of 82% working interest. The Carrot Creek area is located within an established exploration and production area and includes multi-zone targets including the Belly River, Viking, Notikewin, Lower Mannville and Rock Creek formations at depths up to 2,700 metres.

SignalEnergy has an interest in 12 gross (5.9 net) producing gas wells, 1 gross (0.25 net) producing oil well and 1 gross (0.6 net) standing potential gas well. For the nine month period ended September 30,

2004, SignalEnergy drilled a total of 3 gross (3 net) wells targeting a shallow gas zone resulting in 3 gross (3 net) unsuccessful wells. In addition, SignalEnergy completed the equipping and tie-in of 3 gross (2.5 net) gas wells of previously suspended gas wells. SignalEnergy has identified six drilling locations on SignalEnergy's lands targeting Mannville and Rock Creek formations to a maximum depth of 2,700 metres.

For the three months ended September 30, 2004 average net production from the Carrot Creek area was 262 boe/d consisting of 920 mcf/d of natural gas and 107 bbl/d of NGLs and crude oil. The GLJ Report assigned total proven reserves of 542 mboe representing 57% of the total proven reserves of SignalEnergy. Total proven plus probable reserves assigned to the Carrot Creek properties were 902 mboe representing 57% of the corporate total.

Twining, Alberta

The Twining area is located in southern Alberta, approximately 60 kilometres north east of Calgary. The area includes producing assets and undeveloped lands in the Crossfield, Davey, Foster, Garrington, Lone Pine Creek and Workman fields located in Townships 32 to 34, Ranges 25 W4M to 2 W5M.

SignalEnergy's Twining core area consists of 10,160 gross acres (9,520 net acres) of total land including 5,680 gross acres (5,680 net acres) of undeveloped lands at an average working interest of 100%. In addition, SignalEnergy also has an additional 7,520 gross acres (7,520 net acres) under option in the Twining area to be earned as part of multiple farm-in agreements that are in various stages of earning. It is anticipated that SignalEnergy will complete the earning phase of these farm-ins by the end of the first quarter of 2005. The Twining area is located within an established exploration and production area and includes multi-zone targets, including the Scollard, Edmonton, Horseshoe Canyon, Belly River, Viking, Mannville and Pekisko formations at depths up to 1,700 metres.

SignalEnergy has an interest in 16 gross (15 net) producing gas wells and 5 gross (5 net) standing potential gas wells. The Twining area has been the primary focus for SignalEnergy in the first nine months of 2004 as it has been defining and evaluating a significant CBM resource prevalent throughout the area. For the nine month period ended September 30, 2004, SignalEnergy drilled a total of 16 gross (16 net) wells resulting in 12 gross (12 net) producing gas wells and 4 gross (4 net) standing potential gas wells. Based on the results to date, SignalEnergy has identified 60 drilling locations to be developed in 2005 pending approval of commingling and holding orders from the AEUB, such approvals are expected to be received in the first quarter of 2005.

For the three months ended September 30, 2004, average net production from the Twining area was 141 boe/d, consisting of 754 mcf/d of natural gas and 16 bbl/d of NGLs and crude oil. The GLJ Report assigned total proven reserves of 363 mboe representing 38% of the total proven reserves of SignalEnergy. Total proven plus probable reserves assigned to the Twining properties were 608 mboe, representing 39% of the corporate total.

Kaybob, Alberta

The Kaybob area is located in west central Alberta, approximately 30 kilometres north of Fox Creek, Alberta and includes producing assets and undeveloped lands in the Kaybob, Meekwap and Two Creeks field areas located in Townships 63 to 65, Ranges 16 to 18 W5M.

The Kaybob property consists of 12,840 gross acres (5,109 net acres) of land including 11,840 gross acres (4,709 net acres) of undeveloped land at an average of 40% working interest. The Kaybob area includes multi-zone targets including the Viking, Notikewin, Lower Mannville and Rock Creek formations at depths up to 1,800 metres. SignalEnergy has an interest in 1 gross (6.3 net) producing gas wells and 3 gross (0.7 net) standing potential gas wells. SignalEnergy intends to equip and tie-in 1 gross (0.15 net) gas wells in the Kaybob area before the end of the first quarter of 2005.

For the three months ended September 30, 2004, average net production from the Kaybob area was 2 boe/d, consisting of 3 mcf/d of natural gas and 1 bbl/d of NGLs. The GLJ Report assigned total proven reserves of 28 mboe representing 3% of the total proven reserves of SignalEnergy. Total proven plus probable reserves assigned to Kaybob were 35 mboe, representing 2.2% of the corporate total.

Ferrier, Alberta

The Ferrier area is located in central Alberta, approximately 60 kilometres west of Red Deer and includes producing assets and undeveloped lands in the Ferrier and Willesden Green field areas located in Township 38, Range 6 W5M.

As part of the Blairmore acquisition, SignalEnergy acquired 3,810 gross acres of land in the Ferrier area with an average working interest of 100%. SignalEnergy drilled 2 gross (2 net) wells in Ferrier, resulting in 1 gross (1 net) producing gas well and 1 gross (1 net) standing potential gas well. The primary focus in Ferrier is developing the Scollard, Edmonton and Horseshoe Canyon formations at depths ranging from 250 to 1,150 metres.

For the three months ended September 30, 2004, average production from the Ferrier area was 15 boe/d, consisting of 88 mcf/d of natural gas. The GLJ Report assigned total proven reserves of 16 mboe, representing 1.7% of the total proven reserves of SignalEnergy. Total proven plus probable reserves assigned to the Ferrier properties were 23 mboe, representing 1.5% of the corporate total.

Oil and Natural Gas Reserves

The GLJ Report has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The reserves definitions used in preparing this report (see Note 3 below) are those contained in the COGE Handbook and the Canadian Securities Administrators National Instrument 51-101 (NI 51-101).

The results of the evaluations of GLJ, contained in the GLJ Report, based on both forecast and constant cost and price assumptions, are summarized in the tables below. The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows as set forth in the following tables are stated both prior to and after provision for income taxes, prior to indirect costs, site restoration costs and future well abandonment, and after deduction of operating costs, royalties and estimated future capital expenditures.

Summary of Oil, Natural Gas and NGL Reserves Based on Forecast Price and Cost Assumptions Effective as of September 30, 2004

Reserve Category[3]	Oil		NGL		Natural Gas	
	Gross[1] mbbls	Net[2] mbbls	Gross[1] mbbls	Net[2] mbbls	Gross[1] mmcf	Net[2] mmcf
Proved						
Developed Producing	17.0	14.8	159.2	109.0	2,578	2,055
Developed Non-Producing	-	-	35.7	24.7	1,297	1,036
Undeveloped	-	-	-	-	551	449
Total Proved	17.0	14.8	194.8	133.7	4,426	3,539
Probable	87.7	77.0	105.5	72.6	2,555	2,023
Total Proved Plus Probable	104.7	91.8	300.3	206.3	6,981	5,562

Summary of Net Present Values of Future Net Revenue Based on Forecast Price and Cost Assumptions Effective as of September 30, 2004

Reserve Category[3]	Net Present Value of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)[12]				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	15,018	13,058	11,601	10,480	9,592	15,018	13,058	11,601	10,480	9,592
Developed Non-Producing	5,316	4,412	3,746	3,238	2,840	-	-	-	-	-
Undeveloped	(172)	(365)	(509)	(617)	(699)	-	-	-	-	-
Total Proved	20,162	17,105	14,838	13,101	11,733	20,162	17,105	14,838	13,101	11,733
Probable	12,663	9,319	7,178	5,729	4,703	-	-	-	-	-
Total Proved Plus Probable	32,825	26,424	22,016	18,830	16,436	32,825	26,424	22,016	18,830	16,436

Summary of Oil, Natural Gas and NGL Reserves Based on Constant Price and Cost Assumptions Effective as of September 30, 2004

Reserve Category[3]	Oil		NGL		Natural Gas	
	Gross[1] mbbls	Net[2] mbbls	Gross[1] mbbls	Net[2] mbbls	Gross[1] mmcf	Net[2] mmcf
Proved						
Developed Producing	17.0	14.7	159.3	108.6	2,581	2,056
Developed Non-Producing	-	-	35.7	24.6	1,300	1,038
Undeveloped	-	-	-	-	551	449
Total Proved	17.0	14.7	194.9	133.2	4,432	3,542
Probable	87.7	76.8	105.5	72.2	2,533	2,007
Total Proved Plus Probable	104.7	91.5	300.4	205.4	6,965	5,549

Summary of Net Present Values of Future Net Revenue Based on Constant Price and Cost Assumptions Effective as of September 30, 2004

Reserve Category[3]	Net Present Value of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)[12]				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	16,144	13,805	12,093	10,795	9,781	16,144	13,805	12,093	10,795	9,781
Developed Non-Producing	5,227	4,257	3,553	3,024	2,615	-	-	-	-	-
Undeveloped	(316)	(505)	(642)	(743)	(816)	-	-	-	-	-
Total Proved	21,055	17,557	15,004	13,077	11,579	21,055	17,557	15,004	13,077	11,579
Probable	15,749	11,539	8,862	7,062	5,794	-	-	-	-	-
Total Proved Plus Probable	36,804	29,095	23,866	20,139	17,374	36,804	29,095	23,866	20,139	17,374

Total Future Net Revenue (Undiscounted) effective as of September 30, 2004
Forecast Prices and Costs

Reserve Category[3]	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Taxes (M$)
Proved Reserves	36,119	5,910	6,225	3,170	652	20,162	-	20,162
Proved Plus Probable Reserves	58,934	9,434	10,414	5,470	790	32,825	-	32,825

Total Future Net Revenue (Undiscounted) effective as of September 30, 2004
Constant Prices and Costs

Reserve Category[3]	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Taxes (M$)
Proved Reserves	36,820	6,182	5,857	3,129	597	21,055	-	21,055
Proved Plus Probable Reserves	62,449	10,160	9,421	5,379	684	36,804	-	36,804

Future Net Revenue by Production Group effective as of September 30, 2004
Forecast Prices and Costs

Reserve Category[3]	Production Group	Future Net Revenues Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and medium crude oil	0
	Heavy oil	0
	Natural Gas and NGL	13,938
	Other Revenue and Costs	900
	Total Proved	14,838
Proved Plus Probable Reserves	Light and medium crude oil	0
	Heavy oil	0
	Natural Gas and NGL	20,559
	Other Revenue and Costs	1,457
	Total Proved Plus Probable	22,016

Future Net Revenue by Production Group effective as of September 30, 2004
Constant Prices and Costs

Reserve Category[(3)]	Production Group	Future Net Revenues Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and medium crude oil	0
	Heavy oil	0
	Natural Gas and NGL	13,975
	Other Revenue and Costs	1,029
	Total Proved	15,004
Proved Plus Probable Reserves	Light and medium crude oil	0
	Heavy oil	0
	Natural Gas and NGL	22,174
	Other Revenue and Costs	1,693
	Total Proved Plus Probable	23,866

Notes:

(1) Gross Reserves are defined as those reserves accruing to SignalEnergy's interest before deduction of interests and royalties owned by others, including Crown and freehold royalties.

(2) Net Reserves are defined as those reserves accruing to SignalEnergy's interest after deduction of all interests and royalties owned by others, including Crown and freehold royalties

(3) Definitions used for reserves categories in the GLJ Report are set out by the Canadian Securities Administrators in National Instrument 51-101 (NI51-101) and in the COGE Handbook. They are as follows:

"**Proved Reserves**" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
"**Probable Reserves**" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
"**Possible Reserves**" are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.
"**Developed Reserves**" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.
"**Developed Producing Reserves**" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
"Developed Non-producing Reserves" are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
"**Undeveloped Reserves**" are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in the definitions in Section 5.4.1 (GOGE Handbook) are applicable to individual Reserves Entities, which refers to the lowest level at which reserves calculations are performed, and to Reported Reserves, which refers to the highest level sum of individual entity estimates for which reserves estimates are presented. Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;

- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilities or deterministic methods.

Incorporation of these guidelines means that corporate total proved reserves reflects a conservative estimate and proved plus probable reserves reflects a "best estimate" of the oil and gas quantities which will be recovered.

Documented Reserves Categories

Production and revenue projections are prepared for each of the following main reserves categories:

Reserves Category

Proved

Probable and Proved Plus Probable

Proved Plus Probable Plus Possible*

Production and Development Status

Developed Producing **

Developed Non-producing

Undeveloped

Total (sum of developed producing, developed non-producing and undeveloped)

*Generally, GLJ only evaluates possible reserves when specifically requested by a client.

**As producing reserves are inherently developed, GLJ simply refers to "developed producing" reserves as "producing."

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved, proved plus probable and proved plus probable plus possible reserves in recognition of the existing level of development and the existing depletion strategy. Incremental non-producing (developed non-producing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

(4) GLJ has prepared its September 30, 2004, price and market forecasts as summarized below after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change.

Summary of Pricing and Inflation Rate Assumptions as of September 30, 2004
Forecast Prices and Cost

	Oil							
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40 degree API ($Cdn/bbl)	Hardisty Heavy 12 degree API ($Cdn/bbl)	Cromer Medium 29.3 degree API ($Cdn/bbl)	Natural Gas AECO Gas Price ($Cdn/MMBtu)	Edmonton Natural Gas Liquids Mix* ($Cdn/bbl)	Inflation Rates %/Year	Exchange Rate ($US/$Cdn)
2004	46.00	58.50	35.50	52.75	6.90	43.53	1.7	0.755
2005	39.50	50.25	34.00	45.25	7.00	37.69	1.5	0.770
2006	35.00	44.78	29.75	44.23	6.70	33.73	1.5	0.770
2007	31.50	40.50	26.50	36.00	6.35	30.41	1.5	0.770
2008	30.25	38.50	25.50	34.75	6.10	29.48	1.5	0.770
2009	28.75	36.75	24.25	33.00	5.90	28.38	1.5	0.770
2010	27.50	35.00	22.75	31.50	5.70	27.43	1.5	0.770
2011	27.00	34.50	22.50	31.00	5.70	27.40	1.5	0.770
2012	26.78	34.00	22.25	30.75	5.70	27.37	1.5	0.770
2013	26.75	34.00	22.25	30.50	5.85	27.66	1.5	0.770
2014	26.75	33.75	22.25	31.25	5.90	27.92	1.5	0.770
2015	26.75	33.75	22.25	30.25	5.90	28.33	1.5	0.770

*The NGL mix is the weighted average price of SignalEnergy's Propane, Butane and condensate production as forecasted in the GLJ Report, in the total proved plus probable reserves class.

Summary of Pricing and Inflation Rate Assumptions as of September 30, 2004
Constant Prices and Cost

Year	Oil: WTI Cushing Oklahoma ($US/bbl)	Oil: Edmonton Par Price 40 degree API ($Cdn/bbl)	Oil: Hardisty Heavy 12 degree API ($Cdn/bbl)	Oil: Cromer Medium 29.3 degree API ($Cdn/bbl)	Natural Gas AECO Gas Price ($Cdn/MMBtu)	Natural Gas Liquids FOB Field Gate ($Cdn/bbl)	Inflation Rate %/yr	Exchange Rate ($US/$Cdn)
2004	49.64	66.62	51.37	60.84	5.64	51.72	-	0.7912

(5) In the escalated pricing determination, operating and capital costs are assumed to increase at 1.5% per year. Pricing for 2004 is for the fourth quarter of 2004 and is not an average of prices during the year.

(6) Under the constant price scenario, prices and costs are held constant for the life of the reserves.

(7) In the course of the September 30, 2004 evaluation, SignalEnergy's provided GLJ personnel with basic information which included land data, well information, geological information, contract information, operating cost date, financial data and discussions of future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the GLJ Report are based, was obtained from public records, other operators, and from GLJ non-confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted as represented. The accuracy of any reserves and production estimate is a function of the quality and quantity of available data of engineering interpretation and judgement. While reserves and production estimates presented herein were considered reasonable at the time they were prepared, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward. Revenue projections presented in the GLJ Report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized in the GLJ Report. **Present values of revenues documented in the GLJ Report do not necessarily represent the fair market value of the reserves evaluated therein.**

(8) Columns may not add due to rounding.

(9) Within the total proved plus probable reserves, the GLJ Report includes certain capital expenditures over 2004, 2005 and 2006 in order to achieve the predicted present worth values in the forecast price and constant price cases. Total capital expenditures of $370,000, $4,018,000 and $1,082,000 are to be expended in 2004, 2005 and 2006, respectively, in the escalating price case and $370,000, $3,959,000 and $1,050,000 are to be expended in 2004, 2005 and 2006, respectively in the constant price case.

(10) Royalty credits under the Alberta Royalty Tax Credit plan have not been included in this analysis of the individual property cash flows, but are included in the corporate consolidation level, where provided by SignalEnergy and as applicable, and have been adjusted with the Alberta gas cost allowance adjustments.

(11) Columns may not add due to rounding.

(12) After tax values have been prepared for Proved Producing, Total Proved and Total Proved Plus Probable categories only.

Reconciliation of SignalEnergy's Net Reserves by Principal Product Type
Forecast Prices and Costs

SignalEnergy did not have any oil and gas assets as at year-end, December 31, 2003. The following table sets forth a reconciliation of the oil and natural gas reserves of attributable to SignalEnergy's oil and gas assets as at December 31, 2003 to the oil and natural gas reserves attributable to such assets as at September 30, 2004:

Factors	Light and Medium Oil: Net Proved (Mbbl)	Light and Medium Oil: Net Probable (Mbbl)	Light and Medium Oil: Net Proved Plus Probable (Mbbl)	Conventional Natural Gas: Net Proved (mmcf)	Conventional Natural Gas: Net Probable (mmcf)	Conventional Natural Gas: Net Proved Plus Probable (mmcf)	Natural Gas from Coal: Net Proved (mmcf)	Natural Gas from Coal: Net Probable (mmcf)	Natural Gas from Coal: Net Proved Plus Probable (mmcf)
Jan. 1, 2004	0	0	0	0	0	0	0	0	0
Extensions	0	0	0	0	0	0	0	0	0
Improved Recovery	0	0	0	0	0	0	0	0	0
Technical Revisions	0	0	0	0	0	0	0	0	0
Discoveries	0	0	0	90	35	125	1,293	1,109	2,402

Factors	Light and Medium Oil			Conventional Natural Gas			Natural Gas from Coal		
	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)
Acquisitions	29	77	106	2,559	879	3,438	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0
Production	(14)	0	(14)	(343)	0	(343)	(60)	0	(60)
Sept. 30, 2004	15	77	92	2,306	914	3,220	1,233	1,109	2,342

Note:
SignalEnergy has no unconventional reserves, such as bitumen, heavy oil or synthetic crude oil.

Production History - Daily Sales Volumes and Netback

The following table sets forth the daily sales volumes and netbacks attributable to SignalEnergy's oil and gas assets on a quarterly basis for the periods indicated:

Average Daily Production	2004					
	Three months ended March 30		Six months ended June 30		Nine months ended September 30	
	Oil & NGLs (bbls/d)	Natural Gas (mcf/d)	Oil & NGLs (bbls/d)	Natural Gas (mcf/d)	Oil & NGLs (bbls/d)	Natural Gas (mcf/d)
Alberta	108	976	132	1,667	123	1,762
Total boe/d	108	163	132	278	123	294

	2004		
	Three months ended March 30	Six months ended June 30	Nine months ended September 30
Avg. Daily Production			
Crude Oil & NGLs (bbls/d)	108	132	123
Natural Gas (mcf/d)	976	1,667	1,762
Combined (boe/d)	271	410	417
Avg. Prices			
Crude Oil & NGLs ($/bbls)	$38.10	$44.64	$46.58
Natural Gas ($/mcf)	6.52	7.46	6.50
Combined ($/boe)	38.70	44.73	41.30
Revenue ($/boe)	38.16	45.16	41.74
Royalties ($/boe)	9.80	10.27	11.55
Operating Expenses ($/boe)	3.68	4.84	7.32
Operating Netbacks ($/boe)	24.68	30.05	22.87

Note:

(1) SignalEnergy did not have any oil and gas assets as at year-end, December 31, 2003.

Production Estimates

The following table sets forth the estimated volume of production, on a proved plus probable basis, for the first year reflected in the estimate of future net revenue set out under Oil and Natural Gas Reserves.

Property	Oil (bbls/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbls/d)	Oil Equivalent (boe/d)
Carrot Creek	24	1,124	113	324
Ferrier	0	161	0	27
Kaybob	0	89	2	17
Twining	1	409	6	75
Twining CBM	0	463	0	77
Total	25	2,247	121	520

Production Information

The following table sets forth the production volume on a per field basis for the nine months ended September 30, 2004.

Property	Oil and Natural Gas Liquids (bbls)	Natural Gas (mcf)	Oil Equivalent (boe)
Carrot Creek	31,474	232,957	70,300
Ferrier	4	8,833	1,476
Kaybob	67	8,255	1,443
Twining	1,644	152,554	27,070
Total	33,189	402,599	100,289

Land Holdings

SignalEnergy's land holdings as at September 30, 2004 are as follows:

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	12,960	7,834.7	46,640	33,576.4	59,600	41,411

Notes:

(1) "**Gross**" refers to the total acres in which SignalEnergy has or may earn an interest.

(2) "**Net**" refers to the total acres in which SignalEnergy has or may earn an interest multiplied by the percentage therein owned by SignalEnergy.

For the period from October 1, 2004 through September 30, 2005, 21,280 gross acres (13,500 net acres) are due to expire unless otherwise developed or continued.

Oil and Natural Gas Wells

The following summarizes SignalEnergy's interest as at September 30, 2004 in wells which are producing or which are considered to be capable of production:

Alberta	Gross(1)		Net(2)	
	Producing	Shut-in(3)	Producing	Shut-in(3)
Oil	1.0	0.0	0.25	0
Gas	30.0	13.0	22.46	10.2
Total	31.0	13.0	22.71	10.2

Notes:

(1) "**Gross**" wells refers to the total number of wells in which SignalEnergy has an interest.

(2) "**Net**" wells refers the total number of wells in which SignalEnergy has an interest multiplied by SignalEnergy's percentage working interest therein.

(3) "**Shut-in**" wells are defined as wells which have encountered crude oil or natural gas and are capable of producing crude oil or natural gas but which are not producing due to the lack of transportation facilities, available markets or other reasons.

Drilling Activity

The following table summarizes drilling results with respect to SignalEnergy's oil and gas assets in Alberta for the periods indicated:

2004	Crude Oil		Natural Gas		Service		Dry		Total	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Three months ended Mar. 30										
Exploratory	0	0	5	5	0	0	0	0	5	5
Development	0	0	0	0	0	0	0	0	0	0

2004	Crude Oil		Natural Gas		Service		Dry		Total	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Six months ended June 30										
Exploratory	0	0	7	7	0	0	1	1	8	8
Development	0	0	0	0	0	0	0	0	0	0
Nine months ended Sept. 30										
Exploratory	0	0	6	6	0	0	2	2	8	8
Development	0	0	0	0	0	0	0	0	0	0

Notes:

(1) "**Gross**" wells refers to all wells in which SignalEnergy has an interest.

(2) "**Net**" wells refers to the total number of wells in which SignalEnergy has an interest multiplied by SignalEnergy's percentage working interest therein.

(3) SignalEnergy did not have any oil and gas assets as at year-end, December 31, 2003.

Future Development Costs

The following table sets forth the amount of development costs deducted in the estimation of future net revenues for the periods and reserves categories indicated.

Year	Constant Prices and Costs	Forecast Prices and Costs	
	Proved	Proved	Proved plus Probable
2004	370	370	370
2005	2,759	2,800	4,018
2006	0	0	1,082
2007	0	0	0
2008	0	0	0
Total	0	0	0
Undiscounted	3,129	3,170	5,470
Discounted at 10%/year	2,934	2,973	5,022

Future development costs will be funded by cash flow from operations.

Tax Horizon

SignalEnergy has approximately $79,500,000 of tax pools available to reduce future income taxes payable. Based on the GLJ Report, SignalEnergy does not expect to pay any income tax resulting from income derived from producing its reserves.

Costs Incurred

During the nine month period ended September 30, 2004, SignalEnergy incurred the following costs:

	$(000)
Property Acquisition	
Proved	8,359
Unproved	1,624
Exploration Costs	4,790
Development Costs	7,156

Abandonment and Reclamation Costs

Year	Total Abandonment and Reclamation Costs including Well Abandonment and Disconnect Costs all Net of Salvage Value ($)
2004	Nil
2005	$357,000
2006	311,000
2007	59,000

An estimate is completed for each well in order to determine the cost to abandon the well and reclaim the site. SignalEnergy's working interest is then applied to that cost to determine SignalEnergy's share.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SignalEnergy is a full cycle oil and natural gas exploration and production company with production and a land base in southern and central Alberta.

Due to a private placement and major change in business late in 2003, the Company discontinued operations as a drug discovery enterprise and entered the oil and gas industry. Year over year, and quarter to quarter comparisons of revenue, expenses and balance sheet items would provide limited insight into current operations. Therefore, the management's discussion and analysis ("MD&A") includes the highlights and discussion of oil and gas operations for SignalEnergy for nine months ended September 30, 2004.

Forward-Looking Statements

Statements made throughout this MD&A may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to:

(a) risks associated with the oil and gas industry and regulatory bodies (e.g. operational risks in exploration, development and production);

(b) delays or changes in plans with respect to exploration or development projects or capital expenditures;

(c) uncertainty of estimates and projections relating to production, costs and expenses;

(d) health safety and environmental risks; and

(e) commodity price and exchange rate fluctuations.

This management's discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of SignalEnergy as at and for the nine months ended September 30, 2004 and the audited consolidated financial statements for the year ended December 31, 2003 included in this Circular. This MD&A was prepared using information that is current as of November 24, 2004 unless otherwise noted.

Basis of Presentation – The consolidated financial statements have been prepared in accordance with GAAP for interim reporting. All tabular amounts in the following discussion are in thousands of Canadian dollars unless otherwise noted. The reporting and measurement currency is the Canadian dollar. Additional information respecting SignalEnergy, including its annual information form, is available on SEDAR at www.sedar.com.

The MD&A contains the term cash flow from operations, which should not be considered an alternative to, or more meaningful than cash flow from operating activities or net income as determined in accordance with GAAP as an indicator of the Company's performance. The Company's determination of cash flow from operations may not be comparable to that reported by other companies, especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found on page A-20.

This discussion includes information relating to operating netback. Operating netback is a non-GAAP measurement that represents profit margins realized by the production and sale of petroleum and natural gas.

BOE Presentation - All calculations converting natural gas to crude oil equivalent have been made using a ratio of six thousand cubic feet ("mcf") of natural gas to one barrel of crude oil equivalent. Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Highlights

(in thousands, except per share and production data) *(unaudited)*	**3Q 2004**	2Q 2004	*1Q 2004*	**Nine Months Ended September 30, 2004**
Sales volumes:				
Natural gas (mcf per day)	**1,762**	1,667	*976*	**1,469**
Oil and NGLs (barrels per day)	**123**	132	*108*	**121**
BOE - 6:1 (boe per day)	**417**	410	*271*	**366**
Financial:				
Petroleum and natural gas sales	**1,586**	1,671	*954*	**4,211**
Net income (loss)	**(500)**	93	*(113)*	**(520)**
per share - basic and diluted	**(0.02)**	—	—	**(0.02)**
Cash flow from operations	**526**	775	*298*	**1,599**
Capital expenditures				
(including property acquisitions)	**5,637**	5,980	*10,286*	**21,903**
Working capital				**4,970**
Total assets				**34,886**
Shareholder's equity				**31,028**
Common shares outstanding				
weighted – basi c and diluted	**32,660**	25,638	*24,056*	**27,470**
period ending – basic				**35,907**
period ending – diluted				**36,219**
Per unit information:				
Natural gas ($/mcf)	**6.50**	7.46	*6.52*	**6.87**
Oil and NGLs ($/bbl)	**46.58**	44.64	*38.10*	**43.38**
Barrel of oil equivalent ($/boe)	**41.30**	44.73	*38.70*	**41.99**
Operating netback ($/boe)	**22.87**	30.05	*24.68*	**25.98**

Results of Operations

Petroleum and natural gas revenue in the third quarter of 2004 ("3Q 2004") decreased five percent from the second quarter of 2004 ("2Q 2004") as a slight increase in production was more than offset by the 13% decline in average natural gas prices per mcf in the 3Q 2004. The Company's production is 67% gas, with 64% of this production from the Carrot Creek area.

For nine months ended September 30, 2004 the Company reported $4.2 million of petroleum and natural gas revenue of which $2.8 million was from natural gas. SignalEnergy does not hedge any of its production to protect against commodity price fluctuations.

Royalties for nine months of operations averaged 25% of petroleum and natural gas revenues. Royalty expense for 3Q 2004 is 16% higher from that reported in 2Q 2004. A nine month gross overriding royalty adjustment on two wells in Carrot Creek was recorded in 3Q 2004.

As of September 30, 2004, SignalEnergy has not made any allowance for ARTC. All documents have been filed with the Minister of Finance of Alberta and the Company is waiting on a review of wells that could qualify for this royalty credit.

Interest income increased by $41,000 in 3Q 2004 from 2Q 2004 as the excess cash from the June 2004 private placement was invested in a $13.0 million 30 day term deposit.

As at September 30, 2004, interest income of $153,000 was earned by investing excess cash in 30 day term deposits.

Operating costs increased to $7.32/boe in 3Q 2004 from $4.84/boe in 2Q 2004 due to additional compression costs and new gas gathering and processing contracts.

For the nine months ended September 30, 2004, operating expenses as a unit of production were $5.49/boe.

Operating netback represents the profit margin realized by the production and sale of petroleum and natural gas.

Netback ($/boe)	**3Q 2004**	2Q 2004	*1Q 2004*	**YTD**
Petroleum and natural gas sales	**41.74**	45.16	*38.16*	**42.11**
Less: royalties	**(11.55)**	(10.27)	*(9.80)*	**(10.64)**
operating costs	**(7.32)**	(4.84)	*(3.68)*	**(5.49)**
Operating netback	**22.87**	30.05	*24.68*	**25.98**

General and administrative expenses decreased by $0.77/boe to $9.74/boe or $370,000 from 2Q 2004. The expense of $32,000 calculated for stock compensation on the phantom stock plan was reversed as this plan expired effective June 30, 2004 and was replaced with a stock option plan. SignalEnergy capitalized $132,000 of general and administrative costs in 3Q 2004 (2Q 2004 - $106,000).

Of the $1.2 million general and administrative expenses incurred for the nine months ended September 30, 2004, approximately $390,000 was for employee costs and $321,000 was for professional services such as legal, reserve evaluations and audit reviews.

Depletion, depreciation and accretion for nine months of 2004 totalled $2.2 million or $21.58/boe. For 3Q 2004, depletion, depreciation and accretion was $27.84/boe or $1.1 million, an increase of $8.65/boe from 2Q 2004. The direct correlation between the $5.7 million of capital expenditures and wells drilled that were not yet assigned reserves resulted in an increase to the depletion and depreciation rate quarter over quarter.

Nine months of accretion expense totalled $107,000, of which $63,000 was booked in 3Q 2004 ($44,000 – 2Q 2004).

Income tax expense (recovery) for the nine months ended September 30, 2004 is the result of an over accrual of 2003 Federal income tax and Quebec corporation capital taxes. Cash taxes paid for the same nine month period is nil.

Net loss was $500,000 for 3Q 2004 compared to net income of $93,000 reported in 2Q 2004. While production was essentially flat, components of operating netback changed unfavourably, as reflected above. Increased depletion, depreciation and accretion in 3Q 2004 further contributed to the net loss for 3Q 2004.

The net loss for the nine months ended September 30, 2004 was primarily a result of the factors impacting 3Q 2004.

Net loss	**3Q 2004**	2Q 2004	*1Q 2004*	**YTD**
	$	$	*$*	**$**
Net income (loss)	**(500)**	93	*(113)*	**(520)**
per share - basic and diluted	**(0.02)**	—	—	**(0.02)**

Capital expenditures for the nine months ended September 30, 2004 were as follows:

	3Q 2004	2Q 2004	*1Q 2004*	**YTD**
	$	$	*$*	**$**
Land	**522**	450	*478*	**1,450**
Seismic	—	—	*174*	**174**
Drilling and completions	**3,941**	3,916	*997*	**8,854**
Equipment and tie-in, facility and gathering	**1,042**	1,508	*112*	**2,662**
Property acquisitions	—	—	*8,359*	**8,359**
Other	—	—	*52*	**52**
Capitalized overhead	**132**	106	*114*	**352**
	5,637	5,980	*10,286*	**21,903**

Liquidity and Capital Resources

The Company has $6.1 million in cash and cash equivalents as of September 30, 2004, and positive working capital of $4.9 million. Working capital consists of accounts receivable and accounts payable balances within 30-65 day collection and payment terms. Accounts receivable of $1.1 million were primarily for September 2004 production revenue and GST receivable for three months ended September 30, 2004. Accounts payable of $2.4 million were comprised of $1.2 million of trade payables that were paid in October 2004; $1.0 million consisted of September 2004 operating costs, royalties and capital costs. At September 30, 2004, the Company did not have any debt.

SignalEnergy plans to fund future operations and capital expenditures with a mix of cash flow and debt financing through bank operating lines. Effective October 27, 2004, a revolving operating demand loan of $3.5 million at prime plus 0.50% and a non-revolving acquisition demand loan of $1.5 million at prime plus 0.75% were made available to the Company by its main financial institution.

The reconciliation between net income and cash flow from operations is as follows:

	Q3 2004	Q2 2004	*Q1 2004*	**YTD**
Net income (loss)	**(500)**	93	*(113)*	**(520)**
Items not requiring cash:				
Stock-based compensation (recovery)	**(32)**	(28)	*60*	—
Non-cash general and administrative costs	—	—	*(39)*	**(39)**
Depletion, depreciation and accretion	**1,058**	710	*390*	**2,158**
Cash flow from operations	**526**	775	*298*	**1,599**

The decline in cash flow from operations from 2Q 2004 to 3Q 2004 is largely attributable to the increases in royalties and operating costs reported for the third quarter.

On August 27, 2004, the preferred shares, series 1 and 2 were converted on a ten-for-one basis into Class "A" non-voting common shares of 5,240,754, and are included in the issued and outstanding common share number of 35,906,526 for the purposes of this MD&A.

Subsequent to September 30, 2004, the board of directors approved a new stock option plan in which 2.1 million options were made available for distribution at a price of $1.40 per share. Of the options available for distribution, 2.1 million options have been distributed to directors, senior officers, employees and consultants.

Securities outstanding as of the date of November 24, 2004 consist of 30,665,772 issued and outstanding SignalEnergy Shares, 5,240,754 Class A Shares and 2,412,500 options.

The Company has no off-balance sheet arrangements.

The Company has no related party transactions.

The Company has no commodity price hedges, interest rate swaps or fixed price contracts in place as of September 30, 2004.

Critical Accounting Estimates

The MD&A is based on the Company's consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. SignalEnergy bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The following is a discussion of the critical accounting estimates that are inherent in the preparation of the Company's consolidated financial statements and notes thereto. SignalEnergy has not provided sensitivities regarding accounting estimates because of the Company's short history in the oil and gas business.

Accounting for Petroleum and Natural Gas Operations

The Company follows the full cost method of accounting whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single Canadian cost center. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical costs, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

The application of the full cost method of accounting requires management's judgment to determine the proper designation of well as either developmental or exploratory, which will ultimately determine the proper income tax treatment of the costs incurred.

Reserve Estimates

The Company did not have any independent reserve estimates prior to September 30, 2004.

Impairment of Petroleum and Natural Gas Properties

The Company reviews its full cost pool for impairment annually. An impairment provision is recorded whenever events or circumstances indicate that the carrying value of the Company's properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Company on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs may change, and there can be no assurance that impairment provisions will not be required in the future.

Management's assessment of, among other things, the results of exploration activities, commodity price outlooks, and planned future development and sales, impacts the amount and timing of impairment provisions.

Asset Retirement Obligation

The asset retirement obligation provision recorded in the consolidated financial statements is based on an estimate for total costs for future site restoration and abandonment of the Company's petroleum and natural gas properties. This estimate is based on management's analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology, political and regulatory environments.

Income Taxes

The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. The Company periodically assesses its ability to realize on its future tax assets. If SignalEnergy concluded that it is not more likely than not that some portion or all of the deferred tax assets will be realized under accounting standards, the tax asset will be reduced by a valuation allowance.

Risks and Uncertainties

Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. SignalEnergy's performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. SignalEnergy uses the spot markets in its natural gas pricing strategy.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by SignalEnergy for its oil.

The Company's access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. SignalEnergy intends to control as much of its marketing and transportation activities as possible in order to minimize the negative impact from these external factors.

The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. SignalEnergy has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulation and is able to respond to changes as they occur.

SignalEnergy's operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling operating wells. SignalEnergy attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Company recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. SignalEnergy has reviewed the environmental risks to which it is exposed and has determined that there is not a current material impact on the Company's operations; however, the cost of complying with environmental regulations is increasing. SignalEnergy intends to ensure continued compliance with environmental legislation.

DESCRIPTION OF SHARE CAPITAL

Common Shares

SignalEnergy is authorized to issue an unlimited number of common shares without nominal or par value, of which 30,665,772 were issued and outstanding as at November 24, 2004 hereof as fully paid and non-assessable.

The holders of the common shares are entitled to dividends as and when declared by the board of directors, to one vote per share at meetings of shareholders of SignalEnergy and, upon liquidation, to receive such assets of SignalEnergy as are distributable to the holders of the common shares.

Preferred Shares

SignalEnergy is authorized to issue an unlimited number of preferred shares without nominal or par value (the "Preferred Shares") issuable in series. As a class, the Preferred Shares may be issued in one or more series, each series to consist of such number of shares as determined by the directors. The directors may also fix by by-law the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each such series including, without limiting the generality of the foregoing, the issue price, the right to dividends, redemption rights, conversion rights and voting rights.

The Preferred Shares shall be entitled to preference over the common shares of SignalEnergy and over any other shares ranking junior to the Preferred Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of SignalEnergy.

There are currently no Preferred Shares issued and outstanding.

Class "A" Shares

Signal Energy is authorized to issue an unlimited number of Class "A" Shares without nominal or par value, of which, 5,240,754 were issued and outstanding as at November 24, 2004 as fully paid and non-assessable.

The holders of the Class "A" Shares are entitled to the same dividend declared on the common shares if and when declared by the board of directors, are not entitled to receive notice of or to attend any meeting of the shareholders of SignalEnergy or to vote at any such meeting, and upon liquidation to receive such assets of SignalEnergy as are distributable to the holders of the common shares.

PRINCIPAL SHAREHOLDERS

To the knowledge of the officers and directors of SignalEnergy, no shareholder owns of record or beneficially, directly or indirectly, more than 10% of the issued and outstanding SignalEnergy Shares, as at the date hereof.

MARKET FOR SECURITIES

The outstanding SignalEnergy Shares are listed for trading on the TSX under the symbol "SGI". The volume of trading and price ranges of the SignalEnergy Shares on the TSX are set forth in the following table for the periods indicated.

Period	High	Low	Volume
November 1, 2004	1.300	1.250	43,971
October 1, 2004 – October 31, 2004	1.360	1.180	514,094
September 1, 2004 – September 30, 2004	1.500	1.020	540,964
August 1, 2004 – August 31, 2004	1.350	1.050	429,197
July 1, 2004 – July 31, 2004	1.730	1.240	753,090
April 1, 2004 – June 30, 2004	2.230	1.550	2,999,539
January 1, 2004 – March 31, 2004	2.600	0.155	32,781,360
October 1, 2003 – December 31, 2003	0.200	0.100	30,693,673
July 1, 2003 – September 30, 2003	0.135	0.050	26,009,198
April 1, 2003 – June 30, 2003	0.080	0.025	30,766,674
January 1, 2003 – March 31, 2003	0.140	0.015	23,052,883
October 1, 2002 – December 31, 2002	0.145	0.085	3,950,839

The closing price of the SignalEnergy Shares on the TSX on November 1, 2004, being the last trading day prior to the public announcement of the Offer, was $1.30.

DIRECTORS AND OFFICERS

Name and Municipality of Residence	Position with SignalEnergy	Principal Occupation During the Last Five Years	SignalEnergy Shares Beneficially Owned	Percentage of SignalEnergy Shares[5]	Year First Appointed
J. Cameron Bailey Calgary, Alberta	President and Chief Executive Officer and Director	President and Chief Executive Officer of SignalEnergy Formerly Managing Director of Network Capital Inc., a private investment firm from December 1999	1,426,886	4.6%	2003
David V. Richards[1][2] Calgary, Alberta	Director	Managing Director, Network Capital Inc., a private investment firm	Nil	Nil	2003
George Watson[1] Calgary, Alberta	Director	Since January 2002, Chairman, ESPRIT Exploration Inc., a public oil and gas company Chief Executive Officer, CriticalControl Solutions Inc., a technology company, position held since January 2000 Prior thereto, President and Chief Executive Officer of TransCanada Pipelines Ltd.	72,254	>1.0%	2003
Barry R. Giovanetto[1][2] Calgary, Alberta	Director	President, RayQuest Holdings Ltd., a private investment and venture capital company since 1998 Prior thereto, President and Chief Executive Officer of Questar Resources Corporation, a public oil and gas company	397,077[3]	1.3%	2003
Norman F. McIntyre[2] Palm Springs, California	Director	Independent Businessman since February, 2004 Prior thereto, President, Petro-Canada, a public oil and gas company	1,053,815	3.4%	2004

(0079

Name and Municipality of Residence	Position with SignalEnergy	Principal Occupation During the Last Five Years	SignalEnergy Shares Beneficially Owned	Percentage of SignalEnergy Shares[5]	Year First Appointed
Michael Wuetherick Calgary, Alberta	Vice President Corporate Development and Chief Financial Officer	Formerly President and CEO, Capture Energy Ltd., a private oil and gas company Manager of Business Development, Rio Alto Exploration Inc., a public oil and gas company, from January 2000 to March 2000 Prior thereto, Team Leader, Rio Alto Exploration Inc., a public oil and gas company	351,272	1.1%	2003
David Meleshko Calgary, Alberta	Executive Vice President	Formerly President of Blairmore Energy Ltd., a private oil and gas company Prior thereto, Vice President of Argo Energy Ltd. from December 2002 to October 2003 From January 2002 to December 2002, President of Zoom Energy Ltd., a private oil and gas company From October 1981 to November 2000, Engineer with Pan Canadian Petroleum Ltd.	925,562[4]	3.0%	2004
Darcy Lamb Calgary, Alberta	Vice President Operations	Former Senior Drilling Engineer, Encana Corporation, from 2000 to 2003 Prior thereto, Senior Completion Engineer, Encana Corporation, from 1997 to 2000	19,753	>1.0%	2004
Donald R. Leitch Calgary, Alberta	Secretary	Partner, Carscallen Lockwood LLP, Barristers & Solicitors	Nil	Nil	2003

Note:

(1) Member of Audit Committee.
(2) Member of Corporate Governance, Nomination and Compensation Committee.
(3) In addition to the common shares owned by Mr. Giovanetto, Rayquest Holdings Ltd., a private company of which Mr. Giovanetto is the President and a director, holds 1,491,051 common shares. Mr. Giovanetto does not own nor exercise any control or direction over any of the shares of Rayquest Holdings Ltd.
(4) Included are the shares owned by Mr. Meleshko's spouse – 333,654 SignalEnergy Shares.
(5) Percentage based on the issued and outstanding SignalEnergy Shares as at the date hereof of 30,665,772 SignalEnergy Shares.

Directors are elected to hold office until the next annual meeting of the Shareholders.

As at the date hereof there were 30,665,772 SignalEnergy Shares issued and outstanding and a further 2,980,652 reserved for issuance pursuant to employee stock options, of which 2,100,000 were outstanding. The directors and officers of SignalEnergy beneficially own 4,246,622 SignalEnergy Shares, representing 13.8% of the total outstanding SignalEnergy Shares.

EXECUTIVE COMPENSATION

Compensation of Directors and Officers

The following table sets forth all annual and long term compensation for services in all capacities to SignalEnergy and its subsidiaries for the years ended December 31, 2003, December 31, 2002 and December 31, 2001 of the Chief Executive Officer and the other most highly compensated officers whose total salary and bonus exceeded $100,000 (the "Named Executive Officers").

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted[1] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation
J. Cameron Bailey[2]	2003	Nil	Nil	Nil	225,000	Nil	Nil	Nil
President and Chief	2002	-	-	-	-	-	-	-
Executive Officer	2001	-	-	-	-	-	-	-

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted[1] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Michael Wuetherick[3] Vice President Corporate Development and Chief Financial Officer	2003	Nil	Nil	Nil	225,000	Nil	Nil	Nil
	2002	-	-	-	-	-	-	-
	2001	-	-	-	-	-	-	-
Michael Dennis[4]	2003	-	-	-	-	-	-	-
	2002	110,971	70,226	-	-	-	-	250,000[7]
	2001	190,063	55,890	-	-	-	-	25,527
Claude Monette[5]	2003	-	-	-	-	-	-	-
	2002	108,232	107,349	-	-	-	-	292,137[8]
	2001	55,192	25,351	-	-	-	-	279,402
Pierre Chrétien[6]	2003	-	-	-	-	-	-	-
	2002	113,439	63,772	-	-	-	-	137,000[9]
	2001	120,617	25,875	-	-	-	-	-

Notes:

(1) Represents SARs granted under SignalEnergy's phantom option plan as adjusted for the consolidation. Effective June 9, 2004, the SARs expired. See "Phantom Option Plan".
(2) Mr. Bailey was appointed President and Chief Executive Officer in November, 2003.
(3) Mr. Wuetherick was appointed Vice President Corporate Development in November, 2003.
(4) Mr. Dennis, Senior Vice President and Chief Financial Officer, left SignalEnergy on May 30, 2002.
(5) Mr. Monette, President and Chief Executive Officer, left SignalEnergy on May 8, 2002.
(6) Mr. Chrétien, Vice President, Operations, Functional Genomics Unit, left SignalEnergy on October 4, 2002.
(7) Aggregate indemnity allocated by SignalEnergy to Mr. Dennis as severance pay in May 2002.
(8) Aggregate indemnity allocated by SignalEnergy to Mr. Monette as severance pay in May 2002.
(9) Aggregate indemnity allocated by SignalEnergy to Mr. Chrétien as severance pay in October 2002.
(10) Where no figures have been provided, the only other compensation was taxable benefits which did not exceed minimum threshold disclosure levels.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth SARs granted under the phantom option plan of SignalEnergy (the "Plan") during the year ended December 31, 2003 to each of the Named Executive Officers:

Name	Securities Under Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)[2]	Market Value of Securities Underlying Options SARs on Date of Grant ($/Security)	Expiration Date
J. Cameron Bailey	225,000	1.5%	$1.40	$1.40	June 9, 2004
Michael Wuetherick	225,000	1.5%	$1.40	$1.40	June 9, 2004

Notes:

(1) Represents SARs outstanding under the phantom option plan.
(2) The base price of SARs is the market price of the SignalEnergy Shares on the day prior to the date of grant adjusted for the consolidation.
(3) Effective June 9, 2004, the phantom options expired.

Effective October 1, 2004, the Named Executive Officers were granted options to acquire an aggregate of 725,000 SignalEnergy Shares exercisable for a term of five years at an exercise price of $1.40 per SignalEnergy Share.

The following table sets forth details of all exercises of options/SARs during the year ended December 31, 2003 by each of the Named Executive Officers and the financial year-end value of unexercised options/SARs on an aggregate basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options/SARs(1) at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-money Options/SARs at Fiscal Year-End ($)(2) Exercisable/Unexercisable
J. Cameron Bailey	Nil	Nil	225,000/-	$45,000/-
Michael Wuetherick	Nil	Nil	225,000/-	$45,000/-

Notes:

(1) Represents SARs outstanding under the phantom option plan adjusted for the consolidation. Effective June 9, 2004, the SARs expired.

(2) Based on the closing price of the common shares on the TSX as at year-end of $1.60 adjusted for the consolidation.

(3) Effective June 9, 2004, the phantom options expired.

Indebtedness of Directors and Executive Officers

No officer or director is indebted to the Company.

Compensation of Directors

The Company does not pay any fees to directors for their services as directors. Directors are, however, entitled to participate in the Option Plan.

While no stock options were granted to directors during the year ended December 31, 2003, an aggregate of 325,000 SARs were granted to directors during the year under the Phantom Option Plan. See "Phantom Option Plan". Effective June 9, 2004, the SARs expired.

Effective October 1, 2004, the directors (who are not also officers) were granted options to acquire an aggregate of 350,000 SignalEnergy Shares for a term of five years exercisable at a price of $1.40 per SignalEnergy Share.

Share Option Plan

The Plan is designed to advance the interests of the Company by encouraging officers, directors and employees of the Company to hold equity in the Company through the acquisition of SignalEnergy Shares.

The Plan provides that eligible persons thereunder include any director, senior officer, employee or consultant of SignalEnergy or any subsidiary thereof.

When recommending the grant of options, consideration is given to the exercise price and the aggregate number of SignalEnergy Shares which would be subject to options held by the individual after the grant under consideration, the evaluation of the former, current and potential contribution of the individual to the success of the Company and the relative position of the individual.

The Plan currently provides that the maximum number of SignalEnergy Shares that may be reserved for issue for purposes of the Plan is 2,980,652 SignalEnergy Shares. The maximum number of SignalEnergy Shares that may be reserved for issue to any one insider pursuant to the Plan may not exceed 5% of the SignalEnergy Shares outstanding at the time of grant (on a non diluted basis) less the aggregate number of SignalEnergy Shares reserved for issue to such person under any other proposed option to purchase SignalEnergy Shares granted as a compensation or incentive mechanism.

The directors of the Company have the authority under the Plan to establish the exercise price at the time each option is granted, which shall in all cases be not less than the closing price of the SignalEnergy

Shares on the TSX on the trading day immediately preceding the date of grant of the option. Options to purchase SignalEnergy Shares granted under the Plan shall vest at such times and for such amount as is determined by the directors at the time of grant and shall be exercisable for such period, not to exceed ten years following the date of grant as is determined by the directors. Options are not transferable other than by will or the laws of descent and distribution.

Options to Purchase Securities

There were 319,620 options granted by SignalEnergy which were outstanding as at December 31, 2003, none of which are held by the current officers, directors or employees but are held by former officers or employees. Effective October 1, 2004, SignalEnergy granted options to acquire an aggregate of 2,100,000 SignalEnergy Shares to officers, directors and employees of SignalEnergy. The options are for a term of five years and are exercisable at an exercise price of $1.40 per SignalEnergy Share. The market price of the SignalEnergy Shares at the date of grant was $1.28.

Phantom Option Plan

During December, 2003 SignalEnergy adopted a phantom option plan designed to link the compensation of certain employees and directors of the Company to increases in the share value of the Company. SignalEnergy has committed to provide compensation based on the increase in the value of 1,540,000 SignalEnergy Shares from the market price of the SignalEnergy Shares at the adoption date, as adjusted for the consolidation. The change in value between the share price at the date of grant and the date at which the individual grants are deemed to be exercised was to be settled in cash.

The following table sets forth the SARs granted by SignalEnergy under the Phantom Option Plan which were outstanding as at December 31, 2003:

Group	# of SARs(1)	Issue Price	Expiration Date	Market Price of SignalEnergy Shares at Date of Grant(1)	Value as at December 31, 2003(1)
Officers	1,125,000	$1.40	June 9, 2004	$1.40	$225,000
Directors(2)	325,000	$1.40	June 9, 2004	$1.40	$65,000
Employees	90,000	$1.40	June 9, 2004	$1.40	$18,000
Total	1,540,000				

Notes:

(1) Adjusted to reflect the consolidation of the common shares on a ten-for-one basis.
(2) Directors who are not also officers.
(3) Effective June 9, 2004, the phantom options expired.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Interest of Management and Others in Material Transactions

No director or executive officer of the Company has had any material interest, direct or indirect, in any transaction of the Company during the last year other than as follows:

(a) Certain officers and directors participated directly or indirectly in the private placement of SignalEnergy Shares completed on November 20, 2003 as follows:

  (i) J. Cameron Bailey as to 1,405,086 SignalEnergy Shares directly and indirectly through a family trust and a corporation;
  (ii) Norman McIntyre as to 1,053,815 SignalEnergy Shares;
  (iii) George Watson as to 70,254 SignalEnergy Shares; and
  (iv) Michael Wuetherick, indirectly through a limited partnership, as to 351,272 SignalEnergy Shares.

In addition, RayQuest Holdings Ltd., a corporation of which Mr. Barry Giovanetto is an officer and director, acquired 1,405,086 SignalEnergy Shares under the private placement.

(b) Certain officers and directors of the Company were officers, directors and/or shareholders of Blairmore and acquired common shares and Preferred Shares Series 2 of SignalEnergy in connection with the acquisition by SignalEnergy of all of the shares of Blairmore as follows:

(i) David Meleshko (together with his spouse) as to 818,262 SignalEnergy Shares and 12,002,138 Preferred Shares Series 2; and
(ii) Barry Giovanetto as to 100,960 SignalEnergy Shares and 2,901,780 Preferred Shares Series 2.

In addition, RayQuest Holdings Ltd. acquired 2,104,481 Preferred Shares Series 2 in the Blairmore transaction.

Please note that all of the Preferred Shares have since been converted into Class "A" Shares on a ten-for-one basis.

(c) Mr. David Richards is the managing director of Network.

PRIOR SALES

The following table sets forth information regarding sales of SignalEnergy Shares by SignalEnergy during the past twelve months:

Date of Issue	Number of SignalEnergy Shares Issued	Issue Price per SignalEnergy Share
November 30, 2003	1,007,325	$0.7117
January 12, 2004	300,000	$1.46
January 28, 2004	2,000,000	$1.28
June 16, 2004	6,100,000	$1.75 per share and $2.20 per share issued on a flow-through basis

Notes:
(1) Adjusted to reflect consolidation.

On November 20, 2003, SignalEnergy completed a private placement with Network whereby Network and its nominees subscribed for a total consideration of $8.68 million, to 100,732,500 (pre-consolidated) common shares and 21,192,500 Preferred Shares, Series 1. At such time, Network declared its intention to convert SignalGene into an oil and gas enterprise.

Effective January 9, 2004, SignalEnergy completed the acquisition of certain petroleum and natural gas rights for $7.8 million and the issue of 3 million (pre-consolidated) common shares.

On January 28, 2004, SignalEnergy completed the acquisition of Blairmore in consideration of 20 million (pre-consolidated) common shares, approximately 31 million Preferred Shares, Series 2 and $0.5 million cash.

On June 16, 2004, SignalEnergy completed a private placement for 4,485,000 SignalEnergy Shares at a price of $1.75 per common share and 1,615,000 SignalEnergy Shares issued on a flow-through basis at a price of $2.20 per common share for aggregate gross proceeds of $11,400,000.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of SignalEnergy as at December 31, 2003 and as at September 30, 2004. The table should be read in conjunction with the financial statements and notes of SignalEnergy included in this Circular.

	Authorized	As at December 31, 2003 (audited)	As at September 30, 2004 (unaudited)	As at September 30, 2004 after giving effect to the Offer (unaudited)(1)
Bank Debt		Nil	Nil	$6,100,000
Common Shares	Unlimited	$78,040,000 (22,265,772 shs)	$91,754,730 (30,665,772 shs)	$106,461,730 (41,829,909 shs)
Preferred Shares Series 1	21,952,500	$1,508 (21,952,500 shs)	Nil	Nil
Series 2	Unlimited	Nil	Nil	Nil
Class "A" Shares	Unlimited	Nil	$5,489,270 (5,240,754 shs)	$5,489,270 (5,240,754 shs)

Notes:

(1) Assumes the issue of 11,164,137 SignalEnergy Shares for all of the outstanding Predator Shares including Predator Shares issuable upon exercise of the Predator Options.

(2) At September 30, 2004, the Company had a contributed surplus of $132,000 and accumulated deficit of $67,068,000.

RISK FACTORS

An investment in SignalEnergy should be considered highly speculative due to the nature of SignalEnergy's involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by SignalEnergy.

The petroleum industry is competitive in all its phases. SignalEnergy competes with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. SignalEnergy's competitors include oil companies which have greater financial resources, staff and facilities than those of SignalEnergy. SignalEnergy's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods of reliability of delivery.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of SignalEnergy. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. SignalEnergy's oil and natural gas operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

Both oil and natural gas prices are unstable and are subject to fluctuations. Any material decline in prices could result in the reduction of SignalEnergy's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of SignalEnergy's reserves. SignalEnergy might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in SignalEnergy's net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings which might be made available to SignalEnergy are typically determined in part by the borrowing base of SignalEnergy. A sustained material decline in prices from historical average prices could reduce SignalEnergy's borrowing base, therefore reducing the bank credit available to SignalEnergy and could require that a portion of such bank debt be repaid.

SignalEnergy uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future net cash flows. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk free rate of interest. Both proved and a portion of probable reserves are used in estimating fair value. This impairment test is conducted as at each annual balance sheet date, or more frequently if conditions indicating impairment are present.

From time to time SignalEnergy may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline, however, if commodity prices increase beyond the levels set in such agreements, SignalEnergy will not benefit from such increases.

From time to time SignalEnergy may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar, however, if the Canadian dollar declines in value compared to the United States dollar, SignalEnergy will not benefit from the fluctuating exchange rate.

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities or other property and the environment or in personal injury. In accordance with industry practice, SignalEnergy is not fully insured against all of these risks, nor are all such risks insurable. Although SignalEnergy maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event SignalEnergy could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to SignalEnergy and may delay exploration and development activities. To the extent SignalEnergy is not the operator of its oil and gas properties, SignalEnergy is dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title review will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of SignalEnergy which could result in a reduction of the revenue received by SignalEnergy.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of SignalEnergy. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from SignalEnergy's oil and gas assets have been independently evaluated effective September 30,

2004 by GLJ. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of SignalEnergy. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

From time to time SignalEnergy may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase SignalEnergy's debt levels above industry standards. Depending on the future exploration and development plans, SignalEnergy may require additional equity and/or debt financing which may not be available or if available, may not be available on favourable terms.

Certain directors of SignalEnergy are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, are subject to the procedures and remedies of the *Quebec Companies Act.*

SignalEnergy's success depends in large measure on certain key executive personnel. The loss of the services of such key personnel could have a material adverse affect on SignalEnergy. SignalEnergy does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of SignalEnergy are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that SignalEnergy will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretions, integrity and good faith of the management of SignalEnergy.

LEGAL PROCEEDINGS

SignalEnergy is not involved in any material legal proceedings, nor is it aware of any such proceedings that are contemplated.

MATERIAL CONTRACTS

The material contracts of SignalEnergy which have been entered into within four years from the date hereof are:

AUDITORS, REGISTRAR AND TRANSFER AGENT

Ernst & Young LLP, Chartered Accountants are the auditors of SignalEnergy.

The registrar and transfer agent for the SignalEnergy Shares is Computershare Trust Company of Canada at its office in Calgary, Alberta.

APPENDIX “B”

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT ON
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of SignalEnergy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of SignalEnergy Inc. (the "Company") as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "SignalEnergy Inc." to the unaudited consolidated financial statements of the Company as at September 30, 2004 and for the nine months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Predator Exploration Ltd." ("Predator") to the unaudited consolidated financial statements of Predator as at September 30, 2004 and for the nine-month period then ended and the audited financial statements of Predator for the eleven-month period ended December 31, 2003, respectively, and found them to be in agreement.

3. Compared the figures in the columns captioned "Carrot Creek Properties" ("Carrot Creek") to the unaudited statement of operations of the Carrot Creek properties, owned by Mancal Energy Inc. until January 9, 2004 and acquired by the Company, for the year ended December 31, 2003, and found them to be in agreement.

4. Compared the figures in the columns captioned "Blairmore Energy Ltd." ("Blairmore") to the audited consolidated financial statements of Blairmore for the period from incorporation on September 25, 2003 to December 31, 2003, and found them to be in agreement.

5. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

6. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "SignalEnergy Inc.", "Predator Exploration Ltd.", "Carrot Creek Properties" and "Blairmore Energy Ltd." as at September 30, 2004 and for the nine months then ended, and for the year ended December 31, 2003, and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst + Young LLP

Calgary, Canada
November 26, 2004

Chartered Accountants

SignalEnergy Inc.

PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2004
(unaudited)

(000's of Canadian dollars)	SignalEnergy Inc.	Predator Exploration Ltd.	Pro forma adjustments	*notes*	Pro forma
ASSETS					
Current					
Cash and cash equivalents	6,141	422	-		**6,563**
Accounts receivable and prepaids	1,270	2,331	1,097	*2(c)*	**4,698**
	7,411	2,753	1,097		**11,261**
Goodwill	4,548	4,933	-2,016	*2(c)*	**7,465**
Property and equipment	22,927	18,274	621	*2(c)*	**41,822**
	34,886	25,960	-298		**60,548**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current					
Accounts payable and accrued liabilities	2,441	4,180	50	*2(c)*	7,377
			706	*2(c)*	
Due to related parties	-	50	-50	*2(c)*	-
Bank debt	-	6,100	-		**6,100**
	2,441	10,330	706		**13,477**
Asset retirement obligation	1,417	671	-		**2,088**
Future income tax liability	-	5,028	-5,028	*2(c), 3*	-
Shareholders' Equity					
Share capital	97,964	10,179	13,955	*2(c)*	**111,919**
			-10,179		
Contributed surplus	132	618	-618	*2(c)*	**132**
Deficit	-67,068	-866	866	*2(c)*	**-67,068**
	31,028	9,931	4,024		**44,983**
	34,886	25,960	-298		**60,548**

See accompanying notes

SignalEnergy Inc.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the nine month period ended September 30, 2004
(unaudited)

(000's of Canadian dollars)	**SignalEnergy Inc.**	**Predator Exploration Ltd.**	**Pro forma adjustments**	**notes**	**Pro forma**
Revenues					
Petroleum and natural gas sales	4,211	5,701			9,912
Royalties, net of ARTC	-1,064	-976			-2,040
	3,147	4,725	-		7,872
Interest and other income (loss)	153	-8			145
	3,300	4,717	-		8,017
Expenses					
Operating	549	1,284			1,833
General and administrative	1,176	980			2,156
Stock-based compensation	-	229			229
Interest	-	252			252
Foreign exchange (gain) loss	-4	-			-4
Depletion and depreciation	2,051	1,863	206	2(d)	4,120
Accretion expense	107	38			145
	3,879	4,646	206		8,731
Income (loss) before income taxes	-579	71	-206		-714
Income tax expense (recovery) - current	-59	640			581
Income tax expense (recovery) - future		-338	338	3	-
Net income (loss) for the period	-520	-231	-544		-1,295
Earnings (loss) per share					-0.03

See accompanying notes

1 0092

SignalEnergy Inc.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2003

(Unaudited)

($000s of CDN except, per share amounts)	SignalEnergy Inc. December 31, 2003	Carrot Creek Properties *[note 2(a)]*	Pro forma adjustments	Blairmore Energy Ltd Dec. 31/03	Predator Exploration Ltd. Dec. 31/03 *[note 1]*	Pro forma adjustments	Notes	Pro Forma
Revenue								
Petroleum and natural gas sales	-	3,623		-	1,010			**4,633**
Royalties, net of ARTC	-	-802		-	-194			**-996**
	-	2,821	0	-	816			**3,637**
Interest and other income	164	-		8	18			**190**
	164	2,821	0	8	834			**3,827**
Expenses								
Operating	-	317		-	391			**708**
General and administration	1,635	-		90	532			**2,257**
Stock-based compensation	5	-		-	277			**282**
Foreign exchange loss	186	-		-	-			**186**
Interest	-	-		-	28			**28**
Depletion, depreciation and amortization	-	-	510	-	314	353	2(d)	**1,177**
Accretion expense	-	-	60	-	-	-	2(e)	**60**
	1,826	317	570	90	1,542	353		**4,698**
Net income (loss) for the period before income taxes and results from discontinued operations	-1,662	2,504	-570	-82	-708	-353		**-871**
Income tax expense (recovery) - current	22	-		-	13	29	3	**64**
Income tax expense (recovery) - future	-	-		-	-254		3	**-254**
Net income (loss) from continuing operations	-1,684	2,504	-570	-82	-467	-382		**-681**
Gain (loss) from discontinued operations	-25	-		-	-			**-25**
Net income (loss) for the period	-1,709	2,504	-570	-82	-467	-382		**-706**
Earnings (loss) per share - basic and diluted	-0.13	nil			-0.06		4	**-0.02**

See accompanying notes

(0093)

SignalEnergy Inc.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2004 and for the year ended December 31, 2003
(unaudited)

(thousands of Canadian Dollars, except share and per share amounts)

1. BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been prepared by SignalEnergy management for inclusion in the Offer to Purchase all of the outstanding shares of Predator Exploration Ltd. ("Predator") by SignalEnergy Inc. ("SignalEnergy") pursuant to the Circular dated November 26, 2004 (the "Offer")and in the opinion of management contain all adjustments necessary for fair presentation. These unaudited pro forma consolidated financial statements are based on the historical financial statements of SignalEnergy, Blairmore Energy Ltd. ("Blairmore") and Predator and historical statements of revenues, royalties and operating expenses of the Carrot Creek Properties acquired from Mancal Energy Inc. ("Mancal"), together with other information available to Signal management.

The unaudited pro forma financial statements have been prepared to give effect to the following transactions:

(a) the operating revenues, royalties and expenses for the year ended December 31, 2003 for the 100% interest in certain oil and gas properties in Carrot Creek ("Carrot Creek Properties") acquired by SignalEnergy on January 9, 2004 from Mancal;

(b) the acquisition of Blairmore on January 23, 2004; and
(c) the proposed acquisition of Predator.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the results that actually would have occurred if the transactions reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with:
(a) the December 31, 2003 audited consolidated financial statements of SignalEnergy;
(b) the December 31, 2003 audited financial statements of Blairmore;
(c) the December 31, 2003 audited consolidated financial statements of Predator;
(d) the unaudited consolidated financial statements of SignalEnergy as at and for the nine months ended September 30, 2004;
(e) the unaudited consolidated financial statements of Predator as at and for the nine months ended September 30, 2004; and
(f) the unaudited statement of revenues, royalties and operating expenses of the Carrot Creek Properties acquired from Mancal for the year ended December 31, 2003.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated balance sheet gives effect to the transactions as if they occurred on September 30, 2004 and the pro forma consolidated statement of operations give effect to the transactions as if they occurred on January 1, 2003. The revenues and operating expenses of the Carrot Creek Properties for the period from the date of acquisition on January 9, 2004 to September 30, 2004 are included in the unaudited interim consolidated statement of operations of SignalEnergy for the nine months ended September 30, 2004. The revenues, royalties and operating expenses for the Carrot Creek Properties have not been adjusted for the period January 1 to January 9, 2004, inclusive, as the amounts are not considered to be material.

The accounting policies used in the preparation of the pro forma consolidated financial statements are in accordance with those disclosed in SignalEnergy's audited financial statements for the year ended December 31, 2003 and unaudited financial statements for the nine months ended September 30, 2004.

The 2003 statement of operations for Predator is for the eleven month period ended December 31, 2003 and has not been adjusted for the period from January 1 to January 31, 2003, inclusive, as the amounts are not considered to be material.

These pro forma consolidated financial statements give effect to the following transactions, assumptions and adjustments:

Acquisition of 100% interest in Carrot Creek Properties

(a) The acquisition of these assets was accounted for under the purchase method of accounting. Consideration of $7,800,000 and 300,000 common shares valued at $437,000 were paid to the vendor.

Acquisition of Blairmore

(b) The acquisition of Blairmore was accounted for under the purchase method of accounting. Consideration for this acquisition consisted of cash of $543,000, 2,000,000 voting common shares of SignalEnergy having a value of $2,551,000 and 3,121,504 non-voting preferred shares of SignalEnergy having a value of $3,981,000.

Acquisition of Predator

(c) The acquisition of Predator was accounted for under the purchase method of accounting and results in a preliminary allocation (which may be subject to additional adjustments) of the purchase price to the fair value of the assets and liabilities acquired, as follows:

	$
Consideration paid:	
Fair value of SignalEnergy common shares issued	13,955
Transaction costs	706
Less: cash to be received from exercise of Predator options	(1,097)
Net cost of acquisition	**13,564**
Book value of Predator at September 30, 2004	9,931
Cost in excess of book value	**3,633**

Allocated as follows:	**$**
Property and equipment	621
Future tax liability	5,028
Due to related parties	50
Accounts payable and accrued liabilities	(50)
Goodwill	(2,016)
Total	**3,633**

The purchase price allocation for Predator results in a $2,016,000 reduction in reported goodwill representing the elimination of $4,933,000 of goodwill on Predator's books and the establishment of $2,916,000 of goodwill related to the transaction. As a result of the acquisition the share capital ($10,179,000), contributed surplus ($618,000) and deficit ($866,000) of Predator are eliminated.

The Predator acquisition is expected to close on December 31, 2004.

Depletion and depreciation

(d) The provision for depletion and depreciation has been increased by $206,000 for the nine month period ending September 30, 2004 and $863,000 for the year ended December 31, 2003 as a result of higher net book values for property and equipment as a result of the Carrot Creek and Predator acquisitions.

	September 30, 2004	**December 31, 2003**
Carrot Creek Properties	--	510
Predator	206	353
Total	**206**	**863**

The provision for depletion and depreciation, in the pro forma financial statements for the year ending December 31, 2003, relating to the Blairmore acquisition in 2(b) is $nil, as Blairmore did not have any producing properties for the year ended December 31, 2003;

Accretion

(e) The provision for accretion of asset retirement obligations resulting from the oil and gas properties acquired in 2(a) in the amount of $60,000 is included for the year ended December 31, 2003;

There has been no pro forma adjustment for accretion for the year ended December 31, 2003 and the nine months ended September 30, 2004 for the acquisition in 2(c) as the amounts are appropriately recorded in the 2003 Statement of Operations.

3. INCOME TAXES

At September 30, 2004, SignalEnergy had large non-capital losses and unclaimed scientific research and experimental development expenditures which are deductible for income tax purposes, the benefit of which has not been recorded in the financial statements. These unrecorded future income tax assets exceeded the total future tax liabilities arising from pro forma adjustments, including differences between the financial reporting and tax bases of assets recorded in the Predator acquisition. Accordingly, it has been assumed that the benefit of these future tax assets would be recorded to offset any future income tax liabilities. The income tax expense recorded in the pro forma consolidated statement of operations reflects the incremental large corporations tax that would be incurred based on the acquisitions and the current income tax expense of Predator that cannot be otherwise sheltered.

4. EARNINGS (LOSS) PER SHARE

The pro forma earnings (loss) per share is based on the weighted average number of SignalEnergy common shares outstanding for the nine months ended September 30, 2004 (26,800,808 common shares and 669,439 class A non-voting shares) adjusted to account for the issue of 11,164,437 common shares on the proposed Predator acquisition.

The year ended December 31, 2003 pro forma earnings (loss) per share is based on the weighted average number of SignalEnergy common shares outstanding of 22,265,772 adjusted for the issue of 300,000 common shares related to the acquisition of Carrot Creek, 2,000,000 common shares and 31,215,041 non-voting preferred shares (3,121,504 common shares post conversion) related to the acquisition of Blairmore and 11,164,137 common shares on the proposed Predator acquisition.

The impact of options and warrants on earnings (loss) per share calculations is anti-dilutive.

5. SUBSEQUENT EVENT

On November 1, 2004, SignalEnergy entered into an acquisition agreement to acquire 100% of the outstanding shares of Privateco. Under the terms of the acquisition agreement, Privateco shareholders will receive consideration of $5.4 million consisting of $4.1 million in cash, to be financed by Signal's current working capital surplus and available credit facilities and the issuance of 1.0 million common shares of Signal.

The Privateco acquisition is expected to close on January 14, 2005, but has not been reflected in these pro forma financial statements as it is subject to a number of conditions, including the completion of due diligence and there can be no assurance that the transaction will close.

APPENDIX "C"

FINANCIAL STATEMENTS

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEETS
(unaudited)

As at *(in thousands)*	September 30 2004 $	December 31 2003 $
ASSETS		
Current		
Cash and cash equivalents *[note 3]*	**6,141**	13,424
Accounts receivable	**1,053**	50
Deposits	**–**	975
Prepaid expenses	**217**	2
	7,411	14,451
Goodwill *[note 4]*	**4,548**	–
Property and equipment *[note 5]*	**22,927**	106
	34,886	14,557
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**2,441**	683
Income taxes payable	**–**	22
	2,441	705
Asset retirement obligation *[note 6]*	**1,417**	–
Shareholders' Equity		
Share capital *[note 7]*	**97,964**	80,268
Contributed surplus	**132**	132
Deficit	**(67,068)**	(66,548)
	31,028	13,852
	34,886	14,557

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)

(in thousands, except per share amounts)	Three months ended September 30 2004 $	2003 $ [restated - note 9]	Nine months ended September 30 2004 $	2003 $ [restated - note 9]
Revenues				
Petroleum and natural gas sales	**1,586**	–	**4,211**	–
Royalties	**(439)**	–	**(1,064)**	–
	1,147	–	**3,147**	–
Interest income	**59**	45	**153**	141
	1,206	45	**3,300**	141
Expenses				
Operating	**278**	–	**549**	–
General and administrative	**402**	131	**1,176**	1,619
Stock-based compensation (recovery)	**(32)**	–	**–**	–
Foreign exchange (gain) loss	**–**	–	**(4)**	180
Depletion and depreciation	**995**	–	**2,051**	–
Accretion expense *[note 6]*	**63**	–	**107**	–
	1,706	131	**3,879**	1,799
Loss before income taxes and results from discontinued operations	**(500)**	(86)	**(579)**	(1,658)
Income taxexpense (recovery) *[note 10]*	**–**	–	**(59)**	–
Net loss from continuing operations	**(500)**	(86)	**(520)**	(1,658)
Gain (loss) from discontinued operations *[note 9]*	**–**	237	**–**	(26)
Net income (loss) for the period	**(500)**	151	**(520)**	(1,684)
Deficit, beginning of period	**(66,568)**	(66,674)	**(66,548)**	(64,839)
Deficit, end of period	**(67,068)**	(66,523)	**(67,068)**	(66,523)
Per share amounts *[note 7]*				
Basic and diluted from continuing operations	**(0.02)**	(0.01)	**(0.02)**	(0.14)
Basic and diluted from discontinued operations	**–**	0.02	**–**	–
Basic and diluted	**(0.02)**	0.01	**(0.02)**	(0.14)

See accompanying notes to the consolidated financial statements

(0099

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2004	2003	2004	2003
(in thousands)	$	$ *[restated – note 9]*	$	$ *[restated – note 9]*
Operating Activities				
Net loss from continuing operations	(500)	(86)	(520)	(1,658)
Items not affecting cash flows:				
Stock-based compensation (recovery)	(32)	–	–	–
Non-cash general and administrative costs	–	–	(39)	–
Depletion, depreciation and accretion	1,058	–	2,158	–
Cash flow from operations	526	(86)	1,599	(1,658)
Changes in non-cash working capital related to operating activities	415	(94)	422	443
Cash provided (used) by operating activities	941	(180)	2,021	(1,215)
Financing Activities				
Issue of common shares *[note 7]*	–	–	7,849	–
Issue of flow-through common shares *[note 7]*	–	–	3,553	–
Issue costs	(102)	–	(675)	–
Cash provided (used) by financing activities	(102)	–	10,727	–
Investing Activities				
Expenditures on property and equipment	(5,637)	–	(13,544)	–
Expenditures on property acquisitions	–	–	(8,359)	–
Net cash acquired upon acquisition *[note 4]*	–	–	1,776	–
Changes in non-cash working capital related to investing activities	(3,128)	–	96	–
Disposition of capital assets	–	–	–	258
Acquisition of temporary investments	–	–	–	(431)
Disposition of temporary investments	–	78	–	1,070
Cash flows from discontinued operations	–	178	–	(257)
Cash provided (used) by investing activities	(8,765)	256	(20,031)	640
Net change in cash position	(7,926)	76	(7,283)	(575)
Cash and cash equivalents **- beginning of period**	14,067	1,866	13,424	2,517
- end of period	6,141	1,942	6,141	1,942

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
[unaudited] *September 30, 2004 and 2003 [Tabular figures are in thousands of dollars unless otherwise indicated]*

Note 1 NATURE OF OPERATIONS

On August 22, 2003, the shareholders of SignalGene Inc. (now SignalEnergy Inc.) (the "Company" or "SignalEnergy") entered into a subscription agreement with Network Capital Inc. ("Network") to exit the business of a drug discovery enterprise and pursue oil and natural gas exploration and development opportunities in Western Canada. With a special general meeting of shareholders on November 6, 2003, the private placement was approved.

With the completion of one oil and gas producing property acquisition and the acquisition of a private oil and gas company early in January 2004, the Company became a full cycle oil and natural gas enterprise with activities involving land acquisition, geological assessment, drilling, completion and production.

On March 8, 2004, the Company amended its articles of incorporation to change its name to SignalEnergy Inc.

Note 2 SIGNIFICANT ACCOUNTING POLICIES

The unaudited consolidated financial statements of SignalEnergy have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in Note 2 to the audited consolidated financial statements for the year ended December 31, 2003. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003.

Note 3 CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes $3.7 million invested in a 30 day term deposit at a rate of 2.2%, expiring October 18, 2004.

Note 4 CORPORATE ACQUISITION

In December 2003, the Company entered into an agreement to acquire all of the issued and outstanding shares of Blairmore Energy Ltd., a private oil and gas corporation. The acquisition closed January 23, 2004 with the Company providing 2,000,000 voting common shares valued at $2,551,000; 31,215,041 non-voting preferred shares for a value of $3,981,000 and cash consideration of $543,000. The common and preferred shares have been valued at $1.28 per share and $0.128 per share, respectively, based on the Company's trading price for its common shares for the five day period prior to the announcement of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS [unaudited]

September 30, 2004 and 2003 [Tabular figures are in thousands of dollars unless otherwise indicated]

The acquisition was recorded using the purchase method as at the date of the closing of the transaction on January 23, 2004 as follows:

	$
Cash received	2,319
Property and equipment	1,049
Goodwill	4,548
Non-cash working capital assumed	(721)
Asset retirement obligation	(120)
Total	**7,075**

Note 5 PROPERTY AND EQUIPMENT

September 30, 2004	Cost $	Accumulated Depletion and Depreciation $	Net Book Value $
Oil and gas properties	**24,909**	**2,036**	**22,873**
Other	**69**	**15**	**54**
	24,978	**2,051**	**22,927**

December 31, 2003	Cost $	Accumulated Depletion and Depreciation $	Net Book Value $
Oil and gas properties	88	–	88
Other	18	–	18
	106	–	106

In the nine months ended September 30, 2004, the Company capitalized $51,369 related to overhead costs directly attributable to exploration and development activities. Included in the oil and gas properties value at September 30, 2004 was $1,821,000 for undeveloped land acreage, which has been excluded from the depletion calculation. As of September 30, 2004, the Company had acquired $8.4 million of oil and gas properties, the entire amount has been assigned to oil and gas properties.

Note 6 ASSET RETIREMENT OBLIGATION

The Company's asset retirement obligation results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
[unaudited]

September 30, 2004 and 2003 [Tabular figures are in thousands of dollars unless otherwise indicated]

to settle its asset retirement obligation is approximately $2.2 million. A credit-adjusted risk-free rate of 9.8 percent and an inflation rate of 3 percent were used to calculate the fair value of the asset retirement obligation on wells with an estimated average life to abandonment of 7.8 years.

The following table reconciles the Company's asset retirement obligation:

Asset Retirement Obligation	$
Balance, December 31, 2003	–
Increase in obligation during the period	1,310
Accretion expense	107
Balance, September 30, 2004	1,417

Note 7 SHARE CAPITAL

During the first quarter of 2004 the Company consolidated its common shares on the basis of one new common share for ten previously outstanding shares. The terms of outstanding stock options were also modified to reflect the share consolidation. All share related amounts within these financial statements, including earnings (loss) per share, number of shares, number of options and number of warrants outstanding, have been retroactively adjusted to reflect the share consolidation.

Share capital is comprised of

	September 30 2004 $	December 31 2003 $
Common shares	**97,244**	78,040
Preferred shares (iii)	**–**	1,508
Warrants	**–**	470
Additional paid-in capital	**720**	250
	97,964	80,268

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS [unaudited] September 30, 2004 and 2003 [Tabular figures are in thousands of dollars unless otherwise indicated]

Common Shares Issued

	Number of Class A Common Shares (iii)	Number of Common Shares	$
Balance, December 31, 2003		22,265,772	78,040
shares issued on asset acquisition (i)		300,000	437
shares issued on corporate acquisition *[note 4]*		2,000,000	2,551
share issue costs		–	(23)
Balance, March 31, 2004		24,565,772	81,005
shares issued on private placement (ii)		4,485,000	7,849
shares issued on flow-through issue (ii)		1,615,000	3,553
share issue costs		–	(550)
Balance, June 30, 2004		30,665,772	91,857
conversion of preferred shares (iii)	5,240,754	–	5,489
share issue costs		–	(102)
Balance, September 30, 2004	5,240,754	30,665,772	97,244

(i) On January 9, 2004, the Company acquired certain Alberta oil and gas property interests, which resulted in the issuance of 300,000 voting common shares with a value of $437,000.

(ii) On June 16, 2004, the Company closed a private placement of 4,485,000 common shares and 1,615,000 flow-through shares, with values of $7,848,750 and $3,553,000, respectively. The benefit of these flow-through shares has not been renounced.

(iii) On August 27, 2004, the Company completed the preferred share, series I and series II conversion. One new class A, non-voting common share was issued for each ten outstanding preferred shares or 5,240,754 class A, non-voting common shares with a value of $5,489,270.

Preferred Shares Issued

	Number of shares	$
Balance, December 31, 2003	21,192,500	1,508
shares issued on corporate acquisition *[note 4]*	31,215,041	3,981
Balance, March 31 and June 30, 2004	52,407,541	5,489
share conversion (iii)	(52,407,541)	(5,489)
Balance, September 30, 2004	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
[unaudited]

September 30, 2004 and 2003 [Tabular figures are in thousands of dollars unless otherwise indicated]

Warrants Issued

	Number of shares	$
Balance, December 31, 2003	156,444	470
warrants expired, February 25, 2004	(156,444)	(470)
Balance, September 30, 2004	–	–

On February 25, 1999, warrants were issued at a price of $3.40 per warrant. These warrants, which were convertible on a one-to-one basis to common shares, expired unexercised on February 25, 2004.

Additional Paid-In Capital

	$
Balance, December 31, 2003	250
expiry of warrants, February 25, 2004	470
Balance, September 30, 2004	720

The additional paid-in capital balance at December 31, 2003 relates to an option granted to underwriters on a secondary public issue during 2000, which expired unexercised during 2001. The increase in additional paid-in capital relates to the expiry of warrants as outlined above.

Stock Options

In 1996, a stock option plan was created by the Company for its employees, consultants, officers and directors. As a result of an amendment to the stock option plan on November 6, 2003 there are 2,646,054 common shares reserved for options to be granted under the terms established by the board of directors. (See note 1 1.)

	2004	
	Number of Options	Weighted Average Exercise Price $
Outstanding, December 31, 2003 and March 31, 2004	319,620	6.30
cancelled or forfeited	(7,120)	13.34
Outstanding, June 30 and September 30, 2004	312,500	6.11
Exercisable	310,500	6.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[unaudited] September 30, 2004 and 2003 [Tabular figures are in thousands of dollars unless otherwise indicated]

Per Share Amounts

The weighted average number of common shares outstanding for the three and nine months ended September 30, 2004, and 2003 are as follows:

	Three Months Ended		Nine Months Ended	
(000s)	**2004**	2003	**2004**	2003
September 30	**32,660**	12,193	**27,470**	12,193

For the three and nine months ended September 30, 2004 and 2003, the diluted loss per share is equivalent to the basic loss per share, as all of the Company's issuable securities, which consist of 312,500 stock options (September 30, 2003 – 319,620) and nil warrants (September 30, 2003 – 156,444), would have an anti-dilutive effect.

Note 8 STOCK BASED COMPENSATION

The estimated fair value of fixed options is amortized to expense over the options' vesting period on a straight-line basis. For the three and nine months ended September 30, 2004 and 2003, stock-based compensation expense of $nil was included in general and administrative expenses.

Phantom Stock Plan

In December 2003, the Company adopted a plan to compensate certain employees and directors for increases in the Company's share price. Effective July 1, 2004, the phantom stock plan expired. For the nine months ended September 30, 2004, the obligation under the plan was $nil. For the three months ended September 30, 2004, a recovery of $32,000 was recorded in general and administrative expense and the accrued liability as this phantom stock plan expired and no further costs will be incurred.

Note 9 DISCONTINUED OPERATIONS

In 2003, the Company approved a formal plan to cease all remaining drug discovery operations and enter into the oil and gas business.

For reporting purposes, the results from the discontinued operations have been presented as discontinued operations in the financial statements. There were no assets or liabilities of discontinued operations included in the consolidated balance sheets as at September 30, 2004 and December 31, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[unaudited] September 30, 2004 and 2003 [Tabular figures are in thousands of dollars unless otherwise indicated]

Note 10 INCOME TAXES

The provision for income tax expense (recovery) recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to income (loss) before tax and results from discontinued operations as follows:

	Three Months Ended		Nine Months Ended	
September 30,	**2004**	2003	**2004**	2003
	$	$	**$**	$
Loss before income tax and results from discontinued operations	**(500)**	(86)	**(579)**	(1,658)
Expected tax expense (recovery) at 38.87% (2003 – 34.26%)	**(194)**	(30)	**(225)**	(568)
Non-deductible crown royalties	**98**	–	**268**	–
Resource allowance	**(62)**	–	**(176)**	–
Stock-based compensation (recovery)	**(14)**	–	**(2)**	–
Non-deductible expenses and other permanent differences	**–**	–	**8**	–
Other	**–**	–	**(59)**	–
Change in valuation allowance on unrecognized benefit of tax assets	**172**	30	**127**	568
	–	–	**(59)**	–

Note 11 SUBSEQUENT EVENT

Effective October 1, 2004, the Board approved a new stock option plan for its directors, senior officers, employees and consultants. Options of 2.3 million were made available for distribution at an option price of $1.40 per share, of which 1.3 million options have been assigned (110,000 have been assigned to consultants). The exercise price of $1.40 per share was set by the Board of Directors by Special Resolution, which is a higher share price than the share price at close of business October 1, 2004. The terms of the option agreement are:

a. one quarter vesting on the first anniversary date of employment,
b. one quarter vesting on every anniversary date thereafter, up to the expiry date of October 1, 2009. On the expiry date, the options will be exercisable in full or will expire and be terminated, and
c. exercise of options to common shares having a five year term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS [unaudited]

September 30, 2004 and 2003 [Tabular figures are in thousands of dollars unless otherwise indicated]

Effective October 27, 2004, SignalEnergy entered into an agreement with a Canadian bank for the following credit facilities:

Credit Facility A: $3.5 million revolving operating demand loan at prime + 0.50% p.a.,
Credit Facility B: $1.5 million non-revolving acquisition demand loan at prime + 0.75% p.a.,
Credit Facility C: $50,000 Mastercard Business Card with repayment in full, monthly.

There is a $15.0 million Debenture with a floating charge over all assets of the Borrower with a Negative Pledge and Undertaking to provide fixed charges on the Borrower's major producing petroleum and natural gas reserves at the request of the Bank.

On November 2, 2004, SignalEnergy Inc. announced two concurrent corporate acquisitions:

a. A business combination with Predator Exploration Ltd. ("Predator") by way of a take-over bid. Under the terms of the take-over bid, Predator shareholders will receive 0.3846 of a share of SignalEnergy for each share of Predator. In addition to the share consideration, Signal will also assume Predator's existing debt and working capital deficiency which is not to exceed $8.5 million. Total consideration for Predator is approximately $21.9 million including assumption of debt, and is based on the five day weighted average trading price of Signal of $1.28 per share.

   The completion of this transaction is subject to customary conditions including regulatory approval and deposit of at least 66 2/3 percent of the Predator shares in acceptance of the offer. The transaction is expected to close no later than December 31, 2004.

b. Signal entered into an acquisition agreement to acquire 100% of the outstanding shares of Privateco. Under the terms of the acquisition agreement, Privateco. shareholders will receive consideration of $5.4 million consisting of $4.1 million in cash, to be financed by Signal's current working capital surplus and available credit facilities and the issuance of 1.0 million common shares of Signal.

   The Privateco. acquisition is expected to close on January 14, 2005.

SignalEnergy
Suite 1410, 630 – 6th Avenue SW
Calgary, Alberta T2P 0S8
Telephone: (403) 398-3345
Facsimile: (403) 398-3366

MANAGEMENT'S REPORT

The accompanying financial statements and all information in the annual report are the responsibility of management. The financial statements have been prepared by management in accordance with the accounting policies outlined in the notes to the financial statements. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in the annual report has been reviewed to ensure consistency with that in the financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safe-guarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

Ernst & Young LLP, the external auditors, conduct an independent examination of the financial statements in accordance with generally accepted auditing standards in order to express their opinion on the financial statements. Their examination includes a review and evaluation of the Company's system of internal control and such tests and procedures considered necessary to provide reasonable assurance that the financial statements are presented fairly.

The audit committee of the Board of Directors, with all of its members being outside directors, have reviewed the financial statements, including notes thereto, with management and Ernst & Young LLP. The financial statements have been approved by the Board of Directors on the recommendation of the audit committee.

J. Cameron Bailey
President & CEO

Michael Wuetherick
Vice President, Corporate Development & CFO

AUDITORS' REPORT

To the Shareholders of
SignalEnergy Inc. (formerly SignalGene Inc.)

We have audited the consolidated balance sheets of **SignalEnergy Inc.** (formerly SignalGene Inc.) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
April 19, 2004

Ernst & Young LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at December 31 [in thousands of dollars]

	2003 $	2002 $ *(restated – Note 7)*
ASSETS		
Current		
Cash and cash equivalents *[note 11]*	**13,424**	2,517
Short-term investments	**–**	4,578
Accounts receivable	**50**	–
Deposits *[note 15]*	**975**	–
Prepaid expenses	**2**	91
Current assets related to discontinued operations *[note 7]*	**–**	1,438
Total current assets	**14,451**	8,624
Property, plant and equipment *[notes 4, 9 and 15]*	**106**	–
Capital assets related to discontinued operations *[note 7]*	**–**	86
	14,557	8,710
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**683**	–
Income taxes payable	**22**	–
Provision for disposal of discontinued operations *[note 7]*	**–**	1,358
Total current liabilities	**705**	1,358
Commitments *[notes 13 and 15]*		
Shareholders' equity		
Share capital *[note 5]*	**80,268**	72,059
Deficit	**(66,548)**	(64,839)
Contributed surplus	**132**	132
	13,852	7,352
	14,557	8,710

See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

J. Cameron Bailey
Director

Barry Giovanetto
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Year ended December 31 [in thousands of dollars, except per share amounts]

	2003 $	2002 $ *(restated – Note 7)*
Revenues		
Investment income	**164**	252
Expenses		
Administrative expenses *[notes 6 and 9]*	**1,640**	2,830
Foreign exchange loss	**186**	–
	1,826	2,830
Loss before income taxes and loss from discontinued operations	**(1,662)**	(2,578)
Current income taxes *[note 8]*	**(22)**	–
Loss from continuing operations	**(1,684)**	(2,578)
Loss from discontinued operations *[note 7]*	**(25)**	(21,929)
Net loss for the year	**(1,709)**	(24,507)
Deficit, beginning of year	**(64,839)**	(40,332)
Deficit, end of year	**(66,548)**	(64,839)
Per share amounts *[note 5]*		
Basic and diluted loss	**(0.13)**	(2.01)
Basic and diluted loss from discontinued operations	**–**	(1.80)
Basic and diluted loss from continuing operations	**(0.13)**	(0.21)

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 [in thousands of dollars]

	2003 $	2002 $ (restated – Note 7)
OPERATING ACTIVITIES		
Loss from continuing operations	**(1,684)**	(2,578)
Items not affecting cash flows:		
Non-cash stock-based compensation *[note 6]*	**5**	–
	(1,679)	(2,578)
Change in non-cash working capital related to operating activities *[note 14]*	**739**	–
Cash flows relating to operating activities	**(940)**	(2,578)
INVESTING ACTIVITIES		
Additions to capital assets	**(106)**	(488)
Disposition of short-term investments	**4,578**	4,350
Change in non-cash working capital related to investing activities *[note 14]*	**(975)**	–
Cash flows from discontinued operations	**141**	(4,278)
Cash flows relating to investing activities	**3,638**	(416)
FINANCING ACTIVITIES		
Issue of common shares, net of issuance costs	**6,701**	–
Issue of preferred shares	**1,508**	–
Repayment of long-term debt	**–**	(19)
Cash flows relating to financing activities	**8,209**	(19)
Net change in cash and cash equivalents	**10,907**	(3,013)
Cash and cash equivalents, beginning of year	**2,517**	5,530
Cash and cash equivalents, end of year	**13,424**	2,517

See accompanying notes to the consolidated financial statements

C0112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002 [Tabular figures are in thousands of dollars unless otherwise indicated]

Note 1 NATURE OF BUSINESS

Prior to 2003, SignalGene Inc. (the "Company") was a drug discovery enterprise that combined computer-aided drug design with traditional medicinal chemistry, dedicated to the discovery and development of superior drug candidates for major human diseases.

During 2003 the Board of Directors of the Company approved a plan to cease these operations and initiated a process to sell the Company's assets in an effort to optimize the return to shareholders. On August 22, 2003, the Company entered into a subscription agreement with Network Capital Inc. ("Network") to provide equity and transform the Company into an oil and gas enterprise. This transaction and the decision to exit the drug business and transform the Company into an oil and gas enterprise was approved by shareholders on November 6, 2003, at a special general meeting of shareholders. Subsequent to the year-end, SignalGene Inc. changed its name to SignalEnergy Inc. to reflect the new nature of the Company's business in oil and gas operations. The new name has been used for the preparation of these financial statements.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The timely preparation of financial statements requires that management make estimates and assumptions, and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts. In the opinion of management, these financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Nanodesign Inc.

Cash and Cash Equivalents

Cash and cash equivalents include investments that are readily convertible into a known amount of cash, are subject to minimal risk of changes in value and have an original maturity of three months or less from the date of purchase.

Short-Term Investments

Short-term investments, consisting of commercial paper, are recorded at the lower of cost and quoted market value. At December 31, 2002, the cost of short-term investments approximate market value.

Property, Plant and Equipment

The Company follows the full cost method of accounting whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single Canadian cost centre. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Gains and losses are not recognized on the disposition of oil and gas properties unless such a disposition would change the depletion rate by 20 percent or more. Gains and losses are recognized upon the disposition of other assets.

Other capital assets are recorded at cost.

Depletion and Depreciation

All costs of acquisition, exploration and development of oil and gas reserves, associated with tangible plant and equipment costs (net of salvage value), and estimated costs of future development of proven undeveloped reserves are depleted and depreciated by the unit of production method based on estimated gross proven reserves as determined by independent engineers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(continued) December 31, 2003 and 2002 [Tabular figures are in thousands of dollars unless otherwise indicated]

Costs of unproved properties and seismic costs on undeveloped land are initially excluded from oil and gas properties for the purpose of calculating depletion. When proven reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The relative volume of oil and natural gas reserves and production are converted to equivalent barrels of oil based on the relative energy content of one barrel of oil or liquids being equal to six thousand cubic feet of natural gas.

Depreciation of capital assets not related to oil and gas properties is provided using the straight-line method at rates between 20% and 100% per annum.

Impairment of Property, Plant and Equipment

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost recovery test annually or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is less than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value of the asset where fair value is calculated as the present value of estimated future cash flows. The carrying values of capital assets, including the costs of acquiring proved and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

The carrying value of undeveloped properties (land and seismic data) is reviewed periodically and written down to net realizable value if impairment is determined.

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of the fair value can be made, and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines, and management's estimate on a site-by-site basis. The liability is subsequently adjusted for the passage of time, which is recognized as an accretion expense in the statement of operations under asset retirement obligations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proven reserves. Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the asset retirement obligation and the recorded liability is recognized as a gain or loss in the Company's earnings or loss in the period in which the settlement occurs.

Goodwill

Goodwill, at the time of acquisition, represents the excess of purchase price of a business over the fair value of net assets acquired. Thereafter, goodwill is not amortized and is assessed by the Company for impairment at least annually. If the fair value of the business is less than the book value, a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the business' assets less liabilities from the fair value of the business to determine the implied fair value of goodwill and comparing that amount to the book value of goodwill. Any excess of the book value of goodwill over the implied fair value is the impairment amount and will be charged to earnings/loss in the period of impairment.

Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers

Hedging and Forward Sales Contracts

In certain circumstances, fixed price commodity contracts or commodity derivative contracts may be used to reduce the Company's exposure to adverse fluctuations in commodity prices to protect future cash flow used to finance the Company's capital expenditure program. Gains and losses relating to commodity derivative contracts which settle via net cash payment and that meet hedge criteria are recognized as part of natural gas

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[continued] *December 31, 2003 and 2002 [Tabular figures are in thousands of dollars unless otherwise indicated]*

sales concurrent with the hedged transaction. The Company does not enter into financial instruments for trading or speculative purposes.

Realized and unrealized gains and losses associated with commodity derivative contracts which have been terminated or cease to be effective prior to maturity, are deferred as other current, or non-current, assets or liabilities on the consolidated balance sheet, as appropriate, and recognized in earnings/loss in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings/loss.

Stock Based Compensation

Under the Company's stock option plan, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices. Options issued by the Company in 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation, and as such the cost of the option is charged to earnings/loss with a corresponding increase in contributed surplus, based on an estimate of the fair value determined using the Black-Scholes option pricing model. No compensation expense has been recorded on options issued prior to 2003 (see note 6).

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities. A valuation allowance is recorded to the extent that the realization of future tax assets is not more likely than not.

Measurement Uncertainty

The amount recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligation costs and the ceiling test calculation are based on estimates of gross proven reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

Per Common Share Amounts

The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the year.

Foreign Exchange

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities as well as revenues and expenses denominated in a foreign currency are translated at the exchange rate prevailing at the transaction date. Foreign currency translation gains and losses are included in earnings/loss results of the reporting period.

Research and Development

Research costs are charged to income in the year of expenditure. Development costs are charged to the statement of operations in the year of expenditure unless a development project meets the criteria for deferral and amortization. The Company has not deferred any such development costs to date.

Investment Tax Credits

Investment tax credits are applied against expenses or the related capital assets when it is reasonably certain that they will be realized. Ultimate realization will depend on the review and approval by the tax authorities concerned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[continued] *December 31, 2003 and 2002 [Tabular figures are in thousands of dollars unless otherwise indicated]*

Note 3 CHANGE IN ACCOUNTING POLICIES

Stock Based Compensation

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation. Under this new pronouncement, stock-based compensation expense is recorded for all stock options granted on or after January 1, 2003. As permitted by the standard, the Company applied the change prospectively. The pro forma earnings impact of the stock-based compensation expense for stock options granted prior to January 1, 2003 is disclosed in note 6. For the year ended December 31, 2003, the impact of the adoption of this standard on the consolidated statement of operations was nil with details disclosed in note 6.

Note 4 PROPERTY, PLANT AND EQUIPMENT

	December 31, 2003		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
	$	$	$
Oil and gas properties	88	–	88
Other	18	–	18
	106	–	106

At December 31, 2002, all of the Company's capital assets related to its discontinued operations and accordingly have been separately identified as such on the consolidated balance sheet (see note 7).

No depletion and depreciation has been recorded for oil and gas properties as there was no production during 2003. At December 31, 2003, the Company has not capitalized any overhead costs directly related to exploration and development activities.

Note 5 SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value.

Unlimited number of non-voting, non-retractable, non-redeemable preferred shares without par value to be issued in series as determined by the Company.

The share information presented below reflects the historical number of shares and options outstanding on the dates indicated. Subsequent to year-end, the Company consolidated its common shares on the basis of one new share for ten old shares previously outstanding. The terms of outstanding stock options were also modified to reflect the share consolidation. As indicated under "Per Share Amounts" below, the earnings (loss) per share information presented in these financial statements has been adjusted to reflect the post consolidation number of shares, options and warrants outstanding.

Share capital is comprised of the following:

	2003	2002
	$	$
Common shares	78,040	71,339
Preferred shares	1,508	–
Warrants	470	470
Additional paid-in capital	250	250
Balance at December 31	**80,268**	72,059

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[continued] *December 31, 2003 and 2002 [Tabular figures are in thousands of dollars unless otherwise indicated]*

Common Shares Issued:

	Number of Shares	$
Balance at December 31, 2002 and 2001	121,925,218	71,339
Private placement	100,732,500	7,169
Share issue costs	–	(468)
Balance at December 31, 2003	222,657,718	78,040

On November 21, 2003, the Company completed a private placement which resulted in the issuance of 100,732,500 voting common shares at a price of $0.07117 per share. Costs of $468,000 related to this private placement have been recognized as a reduction to common share capital.

Preferred Shares Issued:

	Number of Shares	Amount $
Balance at December 31, 2002 and 2001	–	–
Private placement	21,192,500	1,508
Balance at December 31, 2003	21,192,500	1,508

On November 21, 2003, the Company completed a private placement which included the issuance of 21,192,500 non-voting preferred shares at a price of $0.07117 per share. The preferred shares pay dividends at the same rate as paid on the common shares but are subordinate thereto.

Warrants Issued:

	Number of Shares	Amount $
Balance at December 31, 2003 and 2002	1,564,440	470

A total of 1,564,440 warrants, convertible on a one-to-one basis into common shares at a price of $0.34, were issued on February 25, 1999 and matured on February 25, 2004. These warrants expired unexercised on February 25, 2004.

Additional Paid-In Capital:

The additional paid-in capital balance relates to an option granted to underwriters on a secondary public issue during 2000, which expired unexercised during 2001.

Stock Options:

In 1996, a stock option plan was created by the Company for its employees, consultants, officers and directors. As a result of an amendment to the stock option plan on November 6, 2003 options may be granted for an authorized maximum of 26,460,543 common shares. The exercise price of an option granted is the closing price of the Company's stock on the last trading date prior to the grant date. The dates on which options expire are set by the board of directors at the time of grant and cannot exceed ten years. The right to exercise these options vests at a rate of 25% per year for a period beginning one year after the grant date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(continued) *December 31, 2003 and 2002 (Tabular figures are in thousands of dollars unless otherwise indicated)*

A summary of the status of the Company's fixed-price stock option plan as at December 31, 2003 and 2002 and the changes during the years then ended is shown below:

	Number of Options	**2003 Weighted Average Exercise Price $**	Number of Options	2002 Weighted Average Exercise Price $
Outstanding at beginning of year	**10,537,636**	**0.69**	12,324,042	0.81
Granted	**10,000**	**0.09**	282,500	0.24
Cancelled or forfeited	**(7,351,436)**	**0.72**	(2,068,906)	1.31
Outstanding at end of year	**3,196,200**	**0.63**	10,537,636	0.69
Exercisable at year end	**3,166,200**	**0.63**	9,306,636	0.66

The following table contains information regarding outstanding stock options as at December 31, 2003:

	Outstanding Options			Exercisable Options	
Grant Price Range $	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
0.31 to 1.00	2,818,700	3.27	0.43	2,788,700	0.43
1.01 to 2.00	300,000	1.81	1.90	300,000	1.90
2.01 to 3.00	70,000	1.38	2.86	70,000	2.86
3.01 to 3.20	7,500	0.31	3.20	7,500	3.20
	3,196,200	3.08	0.63	3,166,200	0.63

Subsequent to December 31, 2003, the Company re-priced all of its outstanding stock options to reflect the effect of the share consolidation described above which reduced the number of options outstanding on the basis of one new option for ten old options previously outstanding.

Per Share Amounts

The weighted average number of common shares outstanding during the year ended December 31, 2003 of 13,324,038 (2002 – 12,192,500) was used to calculate basic and diluted loss per share from continuing and discontinued operations reflecting the reverse stock split which occurred subsequent to year-end. The prior year loss per share amounts have also been restated to take into account this reverse stock split.

For the years ended December 31, 2003 and 2002, the diluted loss per share is equivalent to its basic loss per share, as all of the Company's issuable securities, which consist of 319,620 stock options, post consolidation (2002 – 1,053,764, post consolidation) and 156,444 warrants, post consolidation (2002 – 156,444, post consolidation), would have an anti-dilutive effect.

(0118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[continued] December 31, 2003 and 2002 [Tabular figures are in thousands of dollars unless otherwise indicated]

Note 6 STOCK BASED COMPENSATION

Stock Options

Options granted after January 1, 2003 are accounted for using the fair value method. The fair value of common share options granted in 2003 is estimated to be $nil as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	2003
Risk-free interest rate (%)	**4.00**
Expected life (years)	**5.00**
Expected volatility (%)	**173.90**
Expected dividend yield (%)	**0.00**

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. For the year ended December 31, 2003, stock-based compensation expense of $nil was included in general and administrative expenses.

Had the fair value based method of accounting for stock-based compensation been used for options granted in 2002, the Company's net loss and net loss per share for the years ended December 31, 2003 and 2002 would have reflected the pro forma amounts indicated below:

	2003 $	2002 $
Net loss		
As reported	**(1,709)**	(24,507)
Pro forma	**(1,709)**	(24,515)
Basic and diluted loss per common share		
As reported ($/share)	**(0.13)**	(2.01)
Pro forma ($/share)	**(0.13)**	(2.01)

The pro forma amounts shown above do not include the compensation costs associated with stock options granted prior to January 1, 2002.

The fair value of common share options granted in 2002 was estimated to be $67,800 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

	2002
Risk-free interest rate (%)	6.00
Expected life (years)	5.00
Expected volatility (%)	108.40
Expected dividend yield (%)	0.00

Phantom Stock Plan

During December 2003 the Company adopted a plan to compensate certain employees and directors of the Company for increases in the Company's share price. As at December 31, 2003, the Company had committed to provide compensation for the increase in price of 15,400,000 shares from the market price on the adoption date of $0.14 per share. The change in value between the price at the date of grant and the date on which the rights are exercised can be settled either in cash or subject to regulatory approval, in preferred shares of the Company at the discretion of the holder. Rights are granted at the discretion of the Company's board of directors and are issued at the closing price of the Company's common shares on the last trading date prior to the grant date. The rights expire after five years and vest at a rate of 25% per year beginning one year after the grant date. Based on the December 31, 2003 closing price of $0.16 per share the Company has an obligation of $308,000 of which $5,000 has been recognized as administrative expense and an accrued liability based on the vesting period for the associated rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[continued] December 31, 2003 and 2002 [Tabular figures are in thousands of dollars unless otherwise indicated]

Note 7 DISCONTINUED OPERATIONS

On March 29, 2002 the Company adopted a formal plan to discontinue the operations related to its Population Genetics research activities. In 2003, the Company approved a formal plan to cease all remaining drug discovery operations and enter into the oil and gas business.

For reporting purposes, the results and financial position of the discontinued operations have been presented as discontinued operations. Accordingly, prior year figures have been reclassified to reflect this change.

The assets and liabilities of discontinued operations included in the consolidated balance sheets as at December 31, 2003 and 2002 include the following:

	2003 $	2002 $
Current Assets		
Account receivable	–	179
Tax credits recoverable	–	1,259
	–	1,438
Capital assets		
Laboratory supplies	–	38
Other	–	48
	–	86
Current Liabilities		
Accounts payable and accrued liabilities	–	1,358

The details of the results of discontinued operations disclosed in the consolidated financial statements are as follows:

	2003 $	2002 $
Revenue	–	626
Expenses		
Research and development costs	529	3,735
Research and development tax credits	(13)	(214)
Depletion of property, plant and equipment	–	553
Share of equity losses	–	257
Amortization of intangible assets	–	110
Results of operations to measurement date	516	3,815
Loss (gain) on disposal	(491)	18,114
Loss from discontinued operations	25	21,929

The net loss (gain) on disposal was determined as follows:

	2003 $	2002 $
Loss (gain) on disposal of net assets:		
Long-term investments	(59)	3,470
Goodwill	–	10,924
Intangible assets	–	2,699
Capital assets	(171)	612
Estimated results of operations from measurement date to disposal date, and other expenses related to ceasing operations	(261)	409
Loss (gain) on disposal	(491)	18,114

The loss from discontinued operations excludes the effect of income taxes as the Company is not taxable (see note 8).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[continued]

December 31, 2003 and 2002 [Tabular figures are in thousands of dollars unless otherwise indicated]

For the year ended December 31, 2002, management concluded that the Company had suffered an impairment of the recorded goodwill related to the Drug Discovery Business Unit. This impairment was attributed primarily to a revised estimate of the fair value of this business unit, resulting from the general market downturn of the biotechnology industry, a review of the Company's prospects for its underlying technology and management's strategic decision related to its operations. As a result, management recorded a write-down of $10,548,000 against the carrying value of the goodwill.

In 2002, the Company also wrote-off the balance of intangible assets relating to its discontinued population genetics activities and all associated goodwill which amounted to $376,000.

Note 8 INCOME TAXES

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the earnings/loss before tax as follows:

	2003 $	2002 $
Net income (loss) before tax	**(1,662)**	(2,578)
Expected tax recovery at 34.26% (2002 - 35.40%)	**(569)**	(913)
Non-taxable tax credits	**(164)**	(16)
Write-down on investments and assets	**–**	5,306
Stock-based compensation	**2**	–
Non-deductible expenses and other permanent differences	**(59)**	549
Large corporation tax	**22**	
Change in valuation allowance on unrecognized benefit of tax assets	**790**	(4,926)
	22	–

The components of the Company's future income tax assets and liabilities are as follows:

	2003 $	2002 $
Tax basis of capital assets, intangible assets and investments in excess of carrying value	**644**	1,744
Scientific research and experimental development expenditures	**10,639**	9,380
Non-capital losses carryforward	**8,652**	5,680
Share issue costs	**284**	324
Future income tax assets before valuation allowance	**20,219**	17,128
Valuation allowance	**(20,219)**	(17,128)
Net future income tax assets	**–**	–

The Company has non-capital losses for income tax purposes of approximately $24,993 (2002 - $18,427) which are available for application against future taxable income and which expire in the following years:

	$
2010	7,323
2009	2,367
2008	6,492
2007	840
2006	1,700
2005	3,008
2004	3,263
	24,993

In addition, at December 31, 2003 the Company has $33,571 of scientific research and experimental development expenditures available to be applied against future taxable income.

The income tax benefit of these losses and deductions has not been recognized in the consolidated financial statements, as reflected by the valuation allowance. The Company has approximately $2,870

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(continued) December 31, 2003 and 2002 [Tabular figures are in thousands of dollars unless otherwise indicated]

(2002 - $2,935) of unclaimed investment tax credits available to reduce future years' income tax payable. These credits will expire in the following years:

	$
2012	734
2011	1,013
2010	279
2009	74
2008	267
2007	300
2006	173
2005	3
2004	28
	2,870

Note 9 RELATED PARTY TRANSACTIONS

Two directors of the Company are principals of an investment advisory firm that was paid $48,000 for management and due diligence costs for the period from the date elected as a director, November 6, 2003, to December 31, 2003. Fees charged were based on standard rates, time spent and costs incurred, which related to Company matters.

Note 10 FINANCIAL INSTRUMENTS

Fair Value

The Company has financial instruments consisting of cash and cash equivalents, short-term investments, accounts receivable, deposits and accounts payable. The carrying value of these instruments approximates fair value.

Credit Risk

The Company has minor accounts receivable at December 31, 2003. Subsequent to this date the majority of the Company's accounts receivable will be with entities in the oil and gas industry. The Company will generally extend unsecured credit to these companies, and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk will be mitigated by the size, reputation and diversified nature of the companies to which they extend credit.

Interest Rate Risk

The Company is exposed to interest rate risk in relation to investment income earned on cash equivalents and short-term investments.

Foreign Currency Risk

The Company is exposed to foreign currency translation risk due to some of the cash, cash equivalents, temporary investments, and accounts payable denominated in U.S. dollars. As at December 31, 2003, assets denominated in U.S. dollars totalled $80,970 (2002 - $1,241,950) and liabilities denominated in U.S. dollars totalled $nil (2002 - $54,199).

Note 11 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and money market instruments as follows:

	2003	2002
	$	$
Cash on hand	**13,424**	695
Short-term investments	–	1,822
Cash and cash equivalents	**13,424**	2,517

The short-term investments as at December 31, 2003 had a weighted average effective rate of 2.3%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[continued] *December 31, 2003 and 2002 [Tabular figures are in thousands of dollars unless otherwise indicated]*

Note 12 GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Note 13 COMMITMENTS

Royalties

The Company will pay to various university research centers royalties amounting to 2% to 5% on sales of licensed products related to a research contract and acquired technology rights and 15% of sublicense revenues from products related to the acquired technology rights. At December 31, 2003 and 2002, no royalties were payable under these agreements.

Note 14 CHANGE IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital balances are comprised of the following:

	2003 $	2002 $
Accounts receivable	(50)	–
Prepaids	89	–
Deposits	(975)	–
Accounts payable and accrued liabilities	678	–
Income taxes payable	22	–
	(236)	–
Attributable to investing activities	(975)	–
Attributable to operating activities	739	–

During 2003 and 2002 the Company paid no cash interest and no cash taxes.

Note 15 SUBSEQUENT EVENTS

In December 2003, the Company entered into an agreement to acquire certain Alberta oil and gas property interests for cash consideration, subject to closing adjustments, of $7,800,000 and 3,000,000 common shares valued at $437,000. The common shares were valued at $0.146 per common share based on the Company's trading price for the five day period prior to the announcement of this transaction. Deposits at December 31, 2003 includes a refundable deposit paid in connection with this agreement in the amount $825,000. The acquisition will be recorded for financial statement purposes as at the date of the closing of the transaction on January 9, 2004. Revenues, expenses and adjustments from the effective date of October 1, 2003 to the closing date will be recorded as a reduction or an increase to the purchase price.

In December 2003, the Company entered into an agreement to acquire all of the issued and outstanding shares of Blairmore Energy Ltd., a private oil and gas corporation, for shares and/or cash of the Company. Deposits at December 31, 2003 include a non-refundable deposit of $150,000 paid in connection with the agreement. The acquisition closed on January 23, 2004 with the Company providing 20,000,000 voting common shares valued at $2,551,000, 31,215,041 non-voting preferred shares valued at $3,981,000 and cash consideration, subject to closing and deposit adjustments, of $543,000. The common and preferred shares have been valued at $0.128 per share based on the Company's trading price for the five day period prior to the announcement of this transaction. The acquisition will be recorded for financial statement purposes as at the date of the closing of the transaction on January 23, 2004.

AUDITORS' REPORT

To the Shareholders of
SignalGene Inc.

We have audited the consolidated balance sheets of **SignalGene Inc.** as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Montréal, Canada
February 7, 2003
[except for note 2 which is as of March 12, 2003]

Chartered Accountants

SignalGene Inc.
Incorporated under Part IA of the *Québec Companies Act*

CONSOLIDATED BALANCE SHEETS *[note 2]*

As at December 31
[in thousands of dollars]

	2002 $	2001 $
ASSETS		
Current		
Cash and cash equivalents *[note 14]*	**2,517**	5,530
Temporary investments	**4,578**	8,928
Accounts receivable	**179**	235
Tax credits recoverable	**1,259**	1,114
Prepaid expenses	**91**	224
Total current assets	**8,624**	16,031
Long-term investments *[note 9]*	**—**	166
Capital assets *[note 5]*	**86**	1,086
Goodwill, at amortized cost *[note 6]*	**—**	19,004
Intangible assets *[notes 7 and 10]*	**—**	2,809
	8,710	39,096
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**1,270**	2,228
Provision for disposal of discontinued operations *[note 10]*	**88**	—
Current portion of long-term debt	**—**	19
Total current liabilities	**1,358**	2,247
Shareholders' equity *[note 8]*	**7,352**	36,849
	8,710	39,096

Commitments *[note 13]*

See accompanying notes

On behalf of the Board:

George Masters, Director

Daniel Pharand, CA, Director

SignalGene Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS *[note 2]*

Years ended December 31
[in thousands of dollars except per share amounts]

	2002 $	2001 $
Revenues		
Research contracts	**626**	238
Investment income	**252**	953
	878	1,191
Research and development costs	**3,468**	4,100
Research and development tax credits	**(253)**	(401)
	3,215	3,699
Loss before the following items:	**(2,337)**	(2,508)
Administrative expenses	**2,830**	4,025
Amortization of capital assets	**553**	660
Share of equity losses	**257**	—
Goodwill charges *[notes 2 and 6]*	**10,924**	2,278
Impairment of long-term investment *[note 2]*	**3,304**	—
Impairment of capital assets *[note 2]*	**569**	—
	18,437	6,963
Loss before income taxes and loss from discontinued operations	**(20,774)**	(9,471)
Current income taxes *[note 11]*	**—**	—
Loss from continuing operations	**(20,774)**	(9,471)
Loss from discontinued operations *[note 10]*	**(3,733)**	(3,382)
Net loss for the year	**(24,507)**	(12,853)
Basic and diluted loss per share *[note 12]*	**(0.20)**	(0.11)
Basic and diluted loss per share from discontinued operations	**(0.03)**	(0.03)
Basic and loss per share from continuing operations *[note 12]*	**(0.17)**	(0.08)
Weighted average number of shares outstanding [in thousands] *[note 12]*	**121,925**	121,883

See accompanying notes

SignalGene Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY *[note 2]*

Years ended December 31
[in thousands of dollars except number of shares]

	2002		2001	
	Number of shares	**Amount $**	**Number of shares**	**Amount $**
Share capital *[note 8]*				
Common shares				
Balance at beginning of year	**121,925,218**	**71,339**	121,815,468	71,295
Issued under stock option plan *[note 8]*	**—**	**—**	109,750	44
Total share capital	**121,925,218**	**71,339**	121,925,218	71,339
Deficit				
Balance at beginning of year, as previously reported		**(35,342)**		(22,489)
Restatement related to change in accounting policy regarding goodwill and other intangible assets not subject to amortization, net of income tax *[note 4]*		**(4,990)**		—
Restated balance		**(40,332)**		(22,489)
Net loss for the year		**(24,507)**		(12,853)
Balance at end of year		**(64,839)**		(35,342)
Contributed surplus		**132**		132
Additional paid-in capital		**250**		250
Warrants		**470**		470
Total shareholders' equity		**7,352**		36,849

See accompanying notes

SignalGene Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS *[note 2]*

Years ended December 31
[in thousands of dollars]

	2002 $	2001 $
OPERATING ACTIVITIES		
Loss from continuing activities	**(20,774)**	(9,471)
Items not affecting cash flows		
Amortization of capital assets	**553**	660
Share in equity losses	**257**	—
Gain on transfer of functional genomic activities	**(78)**	—
Impairment of goodwill	**10,924**	—
Impairment of long-term investment	**3,304**	—
Impairment of capital assets	**569**	—
Amortization of goodwill	**—**	2,278
Gain on sale of capital assets	**—**	(53)
Gain on anticipated repayment of long-term debt	**—**	(27)
	(5,245)	(6,613)
Net change in non-cash working capital balances related to continuing activities		
Decrease in accounts receivable	**56**	330
Decrease in prepaid expenses	**133**	33
Increase in tax credits recoverable	**(160)**	(417)
Increase (decrease) in accounts payable and accrued liabilities	**(399)**	1,512
Decrease in deferred revenue	**—**	(37)
	(370)	1,421
Cash flows relating to continuing activities	**(5,615)**	(5,192)
Cash flows from discontinued operations	**(1,241)**	(3,053)
Cash flows relating to operating activities	**(6,856)**	(8,245)
INVESTING ACTIVITIES		
Additions to capital assets	**(488)**	(634)
Acquisition of temporary investments	**(4,578)**	—
Proceeds from sale of temporary investments	**8,928**	12,470
Disposition of capital assets	**—**	84
Cash flows relating to investing activities	**3,862**	11,920
FINANCING ACTIVITIES		
Issue of common shares, net of issuance costs	**—**	44
Repayment of long-term debt	**(19)**	(239)
Cash flows relating to financing activities	**(19)**	(195)
Net change in cash and cash equivalents	**(3,013)**	3,480
Cash and cash equivalents, beginning of year	**5,530**	2,050
Cash and cash equivalents, end of year *[note 14]*	**2,517**	5,530
Supplemental information		
Interest paid	**11**	7

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

1. NATURE OF BUSINESS

SignalGene Inc. [the "Company"] is a drug discovery company that combines computer-aided drug design ["CADD"] with traditional medicinal chemistry, dedicated to discover and develop superior drug candidates for major human diseases.

2. SUBSEQUENT EVENT AND BASIS OF PRESENTATION

On March 12, 2003, the Company's Board of Directors approved a resolution to cease all of the Company's operations, commence an orderly process to dispose of the Company's assets and seek ways to optimize return to shareholders. Accordingly, the consolidated financial statements as at December 31, 2002 include the adjustments necessary to reflect the estimated net realizable value of the Company's assets.

In the context of the resolution approved above, whereby the Company is ceasing its operations and commencing an orderly process of disposing of its assets, the Company recorded a write-down of its capital assets, goodwill and long-term investments of $569,000, $10,548,000 and $3,304,000 respectively as at December 31, 2002. It should also be noted that the use of the Company's losses *[see note 11]* available to reduce future taxable income may be subject to certain limitations in the context of a merger and acquisition opportunity. On March 12, 3003, the Company also recorded a provision for closure costs of $900,000 resulting from the approval of the resolution.

The consolidated financial statements as at December 31, 2001 and for the year then ended were prepared on a going concern basis which presumes that the Company could realize its assets and settle its liabilities in the normal course of business.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and formulate assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions, and such differences could be material, especially as they relate to the estimated net realizable value of the Company's assets *[note 2]*. In management's opinion, the consolidated financial statements have been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized below.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Basis of consolidation

The consolidated financial statements include the accounts of the Company and of its wholly-owned subsidiary, Nanodesign Inc.

Research contract income

The Company records research contract income according to the percentage-of-completion method as determined by the ratio of research costs incurred in relation to the total anticipated research costs required for carrying out the research contract.

Cash equivalents

Cash equivalents consist of investments that are readily convertible into a known amount of cash, are subject to minimal risk of changes in value and have an original maturity of three months or less from the date of purchase.

Temporary investments

Temporary investments, consisting of commercial paper, are recorded at the lower of cost and market value. The cost of temporary investments approximates its market value.

Long-term investment

The long-term investment is accounted for according to the equity method when the Company holds a non-controlling interest of at least 20% of the voting shares of the investee company.

Capital assets

Capital assets are recorded at cost, net of related investment tax credits, and are amortized over their estimated useful lives on a straight-line basis at the following annual rates:

Laboratory supplies	33%
Leasehold improvements	20%
Computer equipment	33%
Furniture and fixtures	20%

Goodwill and other intangible assets

Goodwill is tested for impairment annually or more frequently when an event occurs or circumstances arise that could indicate a reduction in its fair value. Any impairment in the value of goodwill is charged to income in the period such impairment occurs *[note 6]*.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Prior to the implementation of the new accounting standard on January 1, 2002, intangible assets, including goodwill, technology rights, know-how and patents, were amortized on a straight-line basis over their estimated useful lives for a period not exceeding ten years. Goodwill represents the excess of the cost of businesses acquired over the fair value of net assets at the date of acquisition.

Impairment of long-term assets

The Company evaluates the carrying value of its long-term assets on a regular basis. To determine whether there has been an impairment, management evaluates on an annual basis the undiscounted estimated cash flows that assets will generate and also takes other relevant factors into account. Any impairment in the carrying value of assets is charged to income in the year in which such an impairment is recognized.

Income taxes

The Company follows the liability method of accounting for income taxes under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates that are expected to be in effect in the periods in which assets or liabilities are realized or settled. A valuation allowance is provided to the extent that it is not more likely than not that future income tax assets will be realized.

Investment tax credits

Investment tax credits are applied against expenses or the related capital assets when it is reasonably certain that they will be realized. Ultimate realization will depend on the review and approval by the tax authorities concerned.

Research and development

Research costs are charged to income in the year of expenditure. Development costs are charged to income in the year of expenditure unless a development project meets the criteria for deferral and amortization. The Company has not deferred any such development costs to date.

Translation of foreign currencies

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities as well as revenues and expenses denominated in a foreign currency are translated at the exchange rate prevailing at the transaction date. Foreign currency translation gains and losses are included in the results of the reporting period.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Loss per share

The Company follows the treasury stock method to determine diluted loss per share. Under this method, the weighted average number of common shares outstanding is calculated assuming that the proceeds from the exercise of dilutive options and warrants are used to repurchase common shares at the average market price for the period.

Stock-based compensation plans

The Company has a stock-based compensation plan, which is described in Note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees and directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock options cancelled is charged to the deficit. Options issued to consultants are recognized as an expense in the period they are granted calculated using the Black-Scholes option pricing model.

4. CHANGES IN ACCOUNTING POLICIES

Stock-based compensation and other stock-based payments

The CICA issued a new accounting standard, section 3870, "Stock-based compensation and other stock-based payments", which the Company adopted on a prospective basis for new awards granted on or after January 1, 2002, as permitted.

Direct awards of stock to employees and stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock-based compensation. The Company does not recognize compensation expense when stock options are granted to employees, officers and directors at the prevailing market price and where there are no cash settlement features. In years prior to January 1, 2002, the Company did not recognize compensation expense when stock or stock options were issued to employees, officers and directors.

The fair value of direct awards of stock is determined using the quoted stock market price of the Company's stock and the fair value of stock options is determined using the Black-Scholes option pricing model. Pro forma information regarding net loss has been determined as if the Company had accounted for stock options granted after December 31, 2001 under the fair value method *[note 8]*.

4. CHANGES IN ACCOUNTING POLICIES [Cont'd]

Goodwill and other intangibles

The CICA issued a new accounting standard, section 3062, "Goodwill and Other Intangibles", which the Company adopted on a prospective basis on January 1, 2002. Under this standard, goodwill and intangible assets with an indefinite useful life cease to be amortized and are tested for impairment annually to ensure that their fair value is equal to or exceeds their carrying values. Any impairment must be charged to opening retained earnings at the initial date of application and subsequently charged to income during the period that a loss is recognized.

The methods used by the Company to determine the fair value of its operating business units to which goodwill and other intangibles pertain to are the following: the cost approach, which is based upon the economic principles of substitution and price equilibrium, the market approach, which is based upon the economic principles of competition and equilibrium or the income approach, which is based on either gross or net revenue, gross income or net operating income. All of these techniques conform to determining fair value.

The effect of the adoption of these recommendations has been to decrease goodwill by $4,990,000 and increase the opening balance of the deficit by an equivalent amount. If the application of this new accounting policy had not been in effect for the year ended December 31, 2002, the adjusted net loss and the adjusted net loss from continuing operations would have each increased by $2,278,000, before taking into consideration any goodwill impairment. As a result, the adjusted loss per share, basic and diluted, would have been $0.22 and the adjusted loss per share from continuing operations, basic and diluted, would have been $0.19.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

4. CHANGES IN ACCOUNTING POLICIES [Cont'd]

The following table discloses a reconciliation of reported net loss and net loss per share to the amounts adjusted for the exclusion of amortization of goodwill:

	2002 $	2001 $
Net loss for the year		
Net loss as reported	**(24,507)**	(12,853)
Add: Amortization of goodwill	**—**	2,278
Net loss – Adjusted	**(24,507)**	(10,575)
Add: Loss from discontinued operations	**3,733**	3,382
Net loss from continuing operations – Adjusted	**(20,774)**	(7,193)
Basic and diluted loss per share		
Basic and diluted loss per hare, as reported	**(0.20)**	(0.11)
Add: Amortization of goodwill	**—**	0.02
Basic and diluted loss per share – Adjusted	**(0.20)**	(0.09)
Add: Loss from discontinued operations	**0.03**	0.03
Basic and diluted loss per share from continuing operations – Adjusted	**(0.17)**	(0.06)

5. CAPITAL ASSETS

	2002		2001	
	Cost $	Accumulated Amortization $	Cost $	Accumulated amortization $
Laboratory supplies	**156**	**118**	2,515	1,860
Leasehold improvements	**73**	**73**	1,081	925
Computer equipment	**283**	**235**	998	795
Furniture and fixtures	**69**	**69**	290	218
	581	**495**	4,884	3,798
Less: accumulated amortization	**495**		3,798	
	86		1,086	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

6. GOODWILL

The changes to the carrying value of goodwill during the year ended December 31, 2002 are as follows:

	Drug Discovery Business Unit $	Functional Genomics Business Unit $	Total $
Balance, January 1, 2002	10,548	8,456	**19,004**
Impairment loss resulting from the adoption of new recommendations *[note 4]*	—	(4,990)	**(4,990)**
Impairment charge *[see below and note 9]*	(10,548)	(376)	**(10,924)**
Disposal of the functional genomics Business Unit *[note 9]*	—	(3,090)	**(3,090)**
Balance, December 31, 2002	—	—	—

For the year ended December 31, 2002, management concluded that the Company had suffered an impairment of the recorded goodwill related to the Drug Discovery Business Unit. This impairment was attributed primarily to a revised estimate of the fair value of this business unit, resulting from the general market downturn of the biotechnology industry, a review of the Company's prospects for its underlying technology and management's strategic decision related to its operations *[note 2]*. As a result, management recorded a write-down of $10,548,000 against the carrying value of the goodwill.

7. INTANGIBLE ASSETS

	2002 $	2001 $
Technology rights	—	4,307
Know-how and patents	—	1,698
	—	6,005
Less: accumulated amortization	—	3,196
	—	2,809

During the year, the Company discontinued its population genetics activities and, consequently, wrote-off the balance of other intangible assets which related thereto *[note 10]*.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

8. SHARE CAPITAL

Authorized

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, without par value, non-voting issuable in series as determined by the Company.

Stock option plan

In 1996, a stock option plan was created by the Company for its employees, consultants, managers and directors. Under this plan, options may be granted for an authorized maximum of 14,268,000 common shares. Based on an amendment to the stock option plan on November 23, 1999, the exercise price of the stock option granted under the plan must not be less than the quoted market price on the day before the option's grant date. The right to exercise these options vests at a rate of 25% per year for a period beginning one year after the grant date and ends no later than 10 years following that date.

In accordance with the purchase agreement for Nanodesign on June 20, 2000, the Company exchanged all stock options of Nanodesign held by its employees and consultants for stock options of the Company on an equivalent basis. As a result, options to purchase 343,845 common shares at a price of $0.83, options to purchase 135,453 common shares at a price of $1.91 and options to purchase 247,631 common shares at a price of $2.69 were granted. These options are fully vested and will expire on December 20, 2003.

A summary of the situation as at December 31, 2002 and 2001 of the Company's fixed-price stock option plan and the changes during the years then ended is shown below:

	2002		2001	
Fixed-price options	**Shares**	**Weighted average exercise price** $	**Shares**	**Weighted average exercise price** $
Outstanding, beginning of year	**12,324,042**	**0.81**	11,514,664	0.89
Granted	**282,500**	**0.24**	1,715,000	0.43
Exercised	**—**	**—**	(109,750)	0.39
Cancelled/forfeited	**(2,068,906)**	**1.31**	(795,872)	1.31
Outstanding options, end of year	**10,537,636**	**0.69**	12,324,042	0.81
Exercisable options, end of year	**9,306,636**	**0.66**	6,741,420	0.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

8. SHARE CAPITAL [Cont'd]

The following table contains information regarding outstanding fixed-price stock options as at December 31, 2002:

	Outstanding options			Exercisable options	
Price range for the year $	Number of outstanding options as at 12/31/02	Weighted average years remaining	Weighted average exercise price $	Number of exercisable options as at 12/31/02	Weighted average exercise price $
0.125 to 0.50	7,900,560	6.40	0.38	7,275,560	0.38
0.51 to 1.00	608,992	3.37	0.78	532,992	0.77
1.51 to 2.00	1,665,453	6.85	1.69	1,150,453	1.73
2.01 to 2.50	12,500	7.34	2.40	12,500	2.40
2.51 to 3.00	305,131	1.72	2.74	305,131	2.74
3.01 to 3.29	45,000	7.16	3.22	30,000	3.22
	10,537,636	**6.16**	**0.69**	**9,306,636**	**0.66**

The fair value of options granted during 2002 was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rate of 6%; dividend yield of nil; weighted-average volatility factor of the market price of the Company's common shares of 1.084, and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. The Company's pro forma net loss for the year ended December 31, 2002 would have been $24,515,000. Basic and diluted loss-per-share figures would have remained unchanged at $0.20. The weighted average grant date fair value of stock options granted during the year ended December 31, 2002 was $0.236 per stock option.

Other Options

In connection with a technology transfer during the year ended December 31, 2000, the Company granted 30,000 common stock options to certain researchers at an exercise price of $1.00 per share expiring on November 23, 2003. The fair value of these options is not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

8. SHARE CAPITAL [Cont'd]

Warrants

In accordance with the agreements to purchase GeneScape and Nanodesign, the Company issued 355,917 warrants convertible on a one-to-one basis into common shares at a price of $2.185 per share and 1,342,426 warrants and convertible on a one-to-one basis into common shares at a price of $2.4035 per share. These warrants expired unexercised in 2001.

A total of 1,564,440 warrants, maturing on February 25, 2004 and convertible on a one-to-one basis into common shares at a price of $0.34 per share were issued on February 25, 1999.

The following table contains a summary as at December 31, 2002 and 2001 of the warrants of the Company and the changes during the years then ended:

	2002		2001	
	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $
Outstanding warrants, beginning of year	**1,564,440**	**0.34**	3,262,783	1.39
Expired	—	—	(1,698,343)	2.36
Outstanding warrants, end of year	**1,564,440**	**0.34**	1,564,440	0.34

9. GAIN ON TRANSFER OF FUNCTIONAL GENOMIC ACTIVITIES

Effective September 4, 2002, the Company entered into an agreement with Alethia Biotherapeutics Inc. ["Alethia"] whereby the Company transfered its functional genomic activities to Alethia in exchange for a 37.4% interest in the common share capital of Alethia. The transfer was recorded at the fair value of net assets transferred of $3,650,000, which consisted of tangible assets and goodwill with a carrying value of $323,000 and $3,090,000 respectively, resulting in a net gain of $78,000 [net of transaction costs of $70,000] and an impairment charge of goodwill of $376,000.

Prior to the transfer, Alethia, a newly incorporated company, issued shares to Genome Quebec for a consideration of $6,112,500 due over a three-year period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

10. DISCONTINUED OPERATIONS

Population Genetics

On March 29, 2002, the Company adopted a formal plan to discontinue the operations related to its Population Genetics research operations. Operations were ceased as of May 10, 2002.

For reporting purposes, the results and financial position of the discontinued operations have been presented as discontinued operations. Accordingly, prior year figures have been reclassified to reflect this change.

The details of the results of discontinued operations disclosed in the financial statements are as follows:

	2002 $	2001 $
Revenues	—	52
Expenses		
Research and development costs	**267**	3,428
Research and development tax credits	**39**	(572)
Amortization of intangible assets	**110**	578
Results of operations to measurement date	**416**	3,382
Estimated loss on disposal	**3,317**	—
Loss from discontinued operations	**3,733**	3,382

The estimated net loss on disposal is as follows:

	2002 $
Net assets disposed	
Long-term investments	166
Intangible assets	2,699
Capital assets	43
Estimated results from operations from measurement date to disposal date, and other expenses related to ceasing operations	409
Estimated net loss on disposal	3,317

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

10. DISCONTINUED OPERATIONS [Cont'd]

The assets and liabilities of discontinued operations included in the balance sheets as at December 31, 2002 and 2001 include the following:

	2002 $	2001 $
Tax credits recoverable	**682**	697
Long-term investments	**—**	166
Capital assets	**—**	43
Intangible assets	**—**	2,809
Accounts payable and accrued liabilities	**88**	716

11. INCOME TAXES

The effective tax rate used in the Company's consolidated financial statements differs from statutory Canadian rates as a result primarily of the following:

	2002 %	2001 %
Statutory rate	**35.40**	38.20
Increase (decrease) in taxes recoverable resulting from:		
Common share issuance costs	**—**	(2.10)
Unrecognized tax benefits of operating losses and other available deductions	**(19.02)**	(36.93)
Tax credits non-taxable in Québec	**0.06**	0.83
Write-down on investments and assets	**(14.20)**	—
Non deductible expenses and other differences	**(2.24)**	—
	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

11. INCOME TAXES [Cont'd]

The tax consequences of temporary differences and net operating losses that give rise to future income tax assets are as follows:

	2002 $	2001 $
Future income tax assets		
Tax basis of capital assets, intangible assets and investments in excess of carrying value	**1,744**	151
Net operating losses carried forward prospectively	**5,680**	4,989
Scientific research and experimental development expenses	**10,419**	9,879
Common share issuance costs	**324**	520
Other	**—**	42
Future income tax assets	**18,167**	15,581
Future income tax assets before valuation allowance	**18,167**	15,581
Valuation allowance	**(18,167)**	(15,581)
Net future income tax assets	**—**	—

Tax deductions for scientific research and experimental development, for which no tax benefit has been recorded, are available to reduce future taxable income. These deductions amount to $33,733,000 for purposes of calculating federal taxable income, to $27,602,000 for purposes of calculating Québec taxable income and to $5,714,000 of purposes of calculating Ontario taxable income, and may be carried forward indefinitely. Research and development tax credits receivable and research and development expenditure amounts are based on management estimates and are subject to verification by taxation authorities, and accordingly, these amounts may vary.

The Company also has available operating losses for which no tax benefit has been recorded in the financial statements. These losses may be used to reduce future taxable income as follows:

	Fédéral $	Québec $	Ontario $
2003	764	423	462
2004	3,263	1,360	2,136
2005	3,007	1,351	2,529
2006	1,700	915	747
2007	840	77	877
2008	6,492	4,253	1,337
2009	2,361	1,888	352
	18,427	10,267	8,440

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

11. INCOME TAXES [Cont'd]

In addition, the tax benefit resulting from investment tax credits totaling $2,935,000, as at December 31, 2002, [$2,454,000 as at December 31, 2001] is not recorded in the financial statements. These credits may be used to reduce future federal income taxes. These credits are available up to the end of the following years:

	$
2004	28
2005	3
2006	192
2007	300
2008	280
2009	74
2010	292
2011	1,012
2012	754
	2,935

12. LOSS PER SHARE

The following is a reconciliation of the numerator and denominator of the basic and diluted loss per share computations for the years ended December 31, 2002 and 2001.

	2002 $	**2001** $
Numerator		
Net loss – numerator		
For basic and diluted loss per share	**24,507**	12,853
Denominator		
Denominator for basic loss per share		
Weighted-average number of outstanding common shares	**121,925**	121,883
Effect of dilutive securities		
Stock options and warrants	**—**	—
Denominator for diluted loss per share		
Adjusted weighted-average number of outstanding common shares and assumed conversions	**121,925**	121,883

The Company's diluted loss per share is equivalent to its basic loss per share, since all of the Company's potentially issuable securities, which consist of options and warrants, would have an anti-dilutive effect for 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

13. COMMITMENTS

[a] Royalties

The Company will pay to various university research centers royalties amounting to 2% to 5% on sales of licensed products related to a research contract and acquired technology rights and 15% of sublicense revenues from products related to the acquired technology rights. At December 31, 2002, no royalties were payable under these agreements.

[b] Lease

The Company's commitments for rental of premises are approximately as follows:

	$
2003	79
2004	45
	124

[c] Research contracts

The Company has entered into research contracts for which $185,000 remain unpaid as at December 31, 2002.

14. STATEMENTS OF CASH FLOWS

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and money market instruments as follows:

	2002 $	**2001** $
Cash on hand	**695**	629
Short-term investments	**1,822**	4,901
Cash and cash equivalents	**2,517**	5,530

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[note 2]

December 31, 2002 and 2001
[Tabular figures are in thousands of dollars unless otherwise indicated]

15. FINANCIAL INSTRUMENTS

[i] Fair value

Current assets and liabilities
Cash and cash equivalents, temporary investments, accounts receivable, tax credits recoverable, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount due to their short-term maturities. Temporary investments mature in four months or less, and have weighted average effective rate of 2.3% [2.1% in 2001].

[ii] Credit risk concentration

Almost all cash and cash equivalents were held at a Canadian chartered bank. Temporary investments, which consists of commercial paper, are only invested in governments and corporations with a high investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in anyone government or corporation. Investment tax credits receivable were due from the Federal and Quebec governments. Also, as at December 31, 2002 and 2001, no client represented more than 10% of the total accounts receivable balance. The Company does not believe it is subject to a significant credit risk.

[iii] Foreign currency risk

The Company is exposed to foreign currency translation risk due to cash, cash equivalents, temporary investments, and accounts payable denominated in U.S. dollars. As at December 31, 2002, assets denominated in U.S. dollars totalled $1,241,950 [$1,471,904 as at December 31, 2001] and liabilities denominated in U.S. dollars totaled $54,199 [$11,045 as at December 31, 2001].

16. SEGMENTED INFORMATION

The Company considers that it operates in a single business segment, namely research and development in the drug discovery field. In 2002 and 2001, research contract revenue was generated primarily from one client in the United States. The Company's capital assets are located in Canada.

17. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

To the Shareholders of
Blairmore Energy Ltd.

We have audited the balance sheet of **Blairmore Energy Ltd.** as at December 31, 2003 and the statements of operations and deficit and cash flows for the period from incorporation on September 25, 2003 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the period from incorporation on September 25, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

Calgary, Alberta
November 24, 2004

Chartered Accountants

Blairmore Energy Ltd.

Balance Sheet

As at	December 31 2003 $
ASSETS	
Current	
Cash and cash equivalents *(note 7)*	2,067,333
Accounts receivable	104,365
Prepaid expenses	10,000
	2,181,698
Property and equipment *(note 3)*	528,134
	2,709,832
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current	
Accounts payable and accrued liabilities	529,290
	529,290
Shareholders' Equity	
Share capital *(note 4)*	2,262,500
Deficit	-81,958
	2,180,542
	2,709,832

See accompanying notes to the financial statements

On behalf of the Board of Directors

(signed) "*David Meleshko*"
David Meleshko
President and Director

(signed) "*Gerard Dobek*"
Gerard Dobek
Vice-President and Director

Blairmore Energy Ltd.

Statement of Operations and Deficit

for the period from September 25, 2003 to December 31, 2003

	$
Interest income	7,643
	7,643
Expenses	
General and administrative	89,601
	89,601
Net loss for the period	**-81,958**
Deficit, beginning of period	-
Deficit, end of period	**-81,958**

See accompanying notes to the financial statements

Blairmore Energy Ltd.

Statement of Cash Flows

for the period from September 25, 2003 to December 31, 2003

	$
Operating Activities	
Net loss for the period	**-81,958**
Cash used in operating activities	**-81,958**
Financing Activities	
Issue of common shares	**2,262,500**
Cash provided by financing activities	**2,262,500**
Investing Activities	
Expenditures on property and equipment	**-528,134**
Changes in non-cash working capital related to investing activities *(note 9)*	**414,925**
Cash used in investing activities	**-113,209**
Net change in cash and cash equivalents	**2,067,333**
Cash and cash equivalents - beginning of period	**-**
Cash and cash equivalents - end of period	**2,067,333**

See accompanying notes to the financial statements

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003 ***(Tabular figures are in thousands of dollars unless otherwise indicated)***

Note 1 *NATURE OF BUSINESS*

Blairmore Energy Ltd. ("Blairmore" or the "Company") was incorporated on September 25, 2003 with nominal share capital as a private company, in the province of Alberta to pursue oil and natural gas exploration and development opportunities in Western Canada.

Note 2 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The timely preparation of financial statements requires that management make estimates and assumptions, and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts. In the opinion of management, these financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Cash and cash equivalents
Cash and cash equivalents include investments that are readily convertible into a known amount of cash and are subject to minimal risk of changes in value.

Property and Equipment
The Company follows the full cost method of accounting whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single Canadian cost centre. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Gains and losses are not recognized on the disposition of oil and gas properties unless such a disposition would change the depletion rate by 20 percent or more. Gains and losses are recognized upon the disposition of other assets.

Other capital assets are recorded at cost.

Depletion and Depreciation
All costs of acquisition, exploration and development of oil and gas reserves, associated with tangible plant and equipment costs (net of salvage value), and estimated costs of future development of proven undeveloped reserves are depleted and depreciated by the unit of production method based on estimated gross proven reserves as determined by independent engineers.

Costs of unproved properties and seismic costs on undeveloped land are initially excluded from oil and gas properties for the purpose of calculating depletion. When proven reserves are assigned or the property is considered impaired, the costs of the property or the amount of the impairment is added to costs subject to depletion.

The relative volume of oil and natural gas reserves and production are converted to equivalent barrels of oil based on the relative energy content of one barrel of oil or liquids being equal to six thousand cubic feet of natural gas.

Depreciation of capital assets not related to oil and gas properties is provided using the straight-line method at rates between 20% and 100% per annum.

Impairment of Property and Equipment
The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost recovery test annually or as economic events dictate. An impairment loss is

recognized when the carrying amount of the asset is less than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value of the asset where fair value is calculated as the present value of estimated future cash flows. The carrying values of capital assets, including the costs of acquiring proved and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

The carrying value of undeveloped properties (land and seismic data) is reviewed periodically and written down to net realizable value if impairment is determined.

Asset Retirement Obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of the fair value can be made, and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines, and management's estimate on a site-by-site basis. The liability is subsequently adjusted for the passage of time, which is recognized as an accretion expense in the statement of operations under asset retirement obligations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proven reserves. Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the asset retirement obligation and the recorded liability is recognized as a gain or loss in the Company's earnings or loss in the period in which the settlement occurs.

For the period ended December 31, 2003, the Company did not recognize any asset retirement obligation or related accretion expense as it did not have any producing properties during the reporting period.

Revenue Recognition
Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

Future Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities. A valuation allowance is recorded to the extent that the realization of future tax assets is not more likely than not.

Measurement Uncertainty
The amount recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligation and the ceiling test calculation are based on estimates of gross proven reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

Note 3 *PROPERTY AND EQUIPMENT*

	Cost $	December 31, 2003 Accumulated Depletion and Depreciation $	Net Book Value $
Oil and gas properties	524,456		524,456
Other	3,678		3,678
Total	**528,134**		**528,134**

At December 31, 2003, no depletion and depreciation has been recorded for oil and gas properties as there was no production during 2003. At December 31, 2003, the Company has not capitalized any overhead costs directly related to exploration and development activities.

Note 4 *SHARE CAPITAL*

Authorized:

Unlimited number of voting common shares without par value.

Share capital is comprised of the following:

	Number of Shares	2003 $
Balance, September 25, 2003	Nil	--
Common shares issued	11,656,250	2,262,500
Balance, December 31, 2003	**11,656,250**	**2,262,500**

Warrants

At December 31, 2003 the following common share purchase warrants were outstanding: 1,000,000 warrants exercisable at $0.20 per warrant; 1,000,000 warrants exercisable at $0.40 per warrant. On January 23, 2004, the warrants were exercised in full. These warrants were initially issued to the founding shareholders for no consideration.

Note 5 *INCOME TAXES*

The tax benefit associated with the $71,958 net loss for the period has not been recognized in these financial statements as the Company was recently incorporated and it is not more likely than not that the benefit will be realized.

Note 6 *FINANCIAL INSTRUMENTS*

Fair Value

The Company has financial instruments consisting of cash and cash equivalents, accounts receivable, and accounts payable. The carrying value of these instruments approximates fair value.

Credit Risk

The Company has minor accounts receivable at December 31, 2003. Subsequent to this date the Company's accounts receivable will be with entities in the oil and gas industry. The Company will generally extend unsecured credit to these companies, and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk will be mitigated by the size, reputation and diversified nature of the companies to which they extend credit.

Interest Rate Risk

The Company is exposed to interest rate risk in relation to investment income earned on cash equivalents.

Note 7 *CASH AND CASH EQUIVALENTS*

Cash and cash equivalents consist of cash on hand and money market instruments as follows:

	2003
	$
Cash on hand	5,852
Short-term investments	2,061,481
Cash and cash equivalents	**2,067,333**

Note 8 *GUARANTEES*

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Note 9 *CHANGE IN NON-CASH WORKING CAPITAL*

Changes in non-cash working capital balances are comprised of the following:

	2003
	$
Accounts receivable	(104,365)
Prepaids	(10,000)
Accounts payable and accrued liabilities	529,290
Attributable to investing activities	**414,925**

Note 10 *SUBSEQUENT EVENT*

In December 2003, the shareholders of the Company entered into an agreement to sell the Company to SignalEnergy Inc. for shares and/or cash. The disposition of the entity closed on January 23, 2004, with the Blairmore shareholders receiving 2,000,000 voting common shares valued at $2,551,000; 3,121,504 non-voting preferred shares valued at $3,981,000 and cash consideration, subject to closing and deposit adjustments, of $543,000.

Part I - 2. Directors' Circular Recommending Acceptance of the Offer, dated November 26, 2004

This is an important document that requires your careful review and consideration. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Jim Silye, President and Chief Executive Officer of Predator Exploration Ltd. at (403) 290 – 0430.

PREDATOR EXPLORATION LTD.

Directors' Circular

Recommending

ACCEPTANCE

Of the Offer by

SignalEnergy Inc.

to purchase all of the common shares of

Predator Exploration Ltd.

The Board of Directors of Predator Exploration Ltd. unanimously recommends that the holders of common shares of Predator Exploration Ltd. accept the offer.

November 26, 2004

The tender offer described herein is made for the securities of a Canadian issuer and while the offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under United States securities laws may be affected adversely by the fact that Predator Exploration Ltd. is incorporated under the laws of, and is located in, Canada, that some or all of its officers and directors are residents of Canada and that all of the assets of Predator Exploration Ltd. are located outside the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

TABLE OF CONTENTS

C0155

GLOSSARY OF TERMS

Unless the context indicates otherwise, the terms set forth below shall have the meanings set forth below when used in this Directors' Circular.

"**ABCA**" means the *Business Corporations Act* (Alberta) and the regulations thereto, as the same may be amended from time to time.

"**affiliate**" has the meaning ascribed thereto in the ABCA.

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided.

"**Board of Directors**" means the board of directors of Predator.

"**business day**" means any day excepting a Saturday, Sunday or statutory holiday in Calgary, Alberta.

"Confidentiality Agreement" means the confidentiality agreement dated September 24, 2004, between Signal and Predator.

"**diluted basis**" means, with respect to the number of outstanding Predator Shares at any time, such number of Predator Shares actually issued and outstanding, together will all Predator Shares that may be issued on the exercise of all outstanding Predator Options and other rights to purchase or acquire Predator Shares.

"**Directors ' Circular**" means this directors' circular dated November 26, 2004, furnished in connection with the Offer.

"Effective Time" means the time that Signal shall have acquired ownership of and paid for at least the Minimum Required Shares pursuant to the Offer.

"**Expiry Time**" means 5:00 p.m. (Calgary time) on December 31, 2004, unless the Offer is extended, in which case it means the expiry time of the Offer as extended from time to time.

"**Fairness Opinion**" means the fairness opinion dated November 26, 2004, delivered by the Financial Advisor to the Board of Directors, a copy of which is attached as Schedule "A" to this Directors' Circular.

"**Financial Advisor**" means First Associates Investments Inc.

"**Lock-Up Agreements**" means the lock-up agreements dated October 29, 2004 between Signal and the Tendering Shareholders as described in the Offering Circular under "Pre-Acquisition Agreement – Lock-Up Agreements".

"**Minimum Condition**" means the condition that, at the Expiry Time, and at the time Signal first takes up Predator Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the issued and outstanding Predator Shares on a fully diluted basis.

"**Minimum Required Shares**" means at least that number of the outstanding Predator Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless Signal waives the Minimum Condition, in which case "Minimum Required Shares" means that number of the outstanding Predator Shares that Signal first takes up and acquires pursuant to the Offer; provided that such number of Predator Shares shall not be less than 50% of the issued and outstanding Predator Shares on a fully diluted basis.

"**Offer**" means the offer to purchase the Predator Shares made by Signal to the Predator Shareholders in the Offering Circular.

"**Offering Circular**" means the offer and accompanying take-over bid circular of Signal dated November 26, 2004, and the related letter of transmittal and notice of guaranteed delivery, mailed to all of the holders of Predator Shares with respect to the Offer.

"**Pre-Acquisition Agreement**" means the pre-acquisition agreement between Signal and Predator dated as of October 29, 2004.

"**Predator**" means Predator Exploration Ltd., a corporation organized under the ABCA.

"**Predator Options** " means the options to acquire 1,770,000 Predator Shares issued under Predator's stock option plan.

"**Predator Shareholder**" or "**Shareholder**" means a holder of Predator Shares.

"**Predator Shares**" means the common voting shares in the share capital of Predator as constituted on the date hereof and includes, where the context so requires, all shares issued on the exercise of Predator Options.

"**Securities Laws**" means the ABCA and any applicable Canadian provincial securities laws and any other applicable securities laws.

"**Signal**" means SignalEnergy Inc., a corporation organized under the *Companies Act* (Quebec).

"**Signal Shares**" means the common voting shares in the capital stock of Signal as constituted on the date hereof.

"**Special Committee**" means the special committee of the Board of Directors comprised of Randy Harrison and Tibor Fekete.

"**subsidiary**" has the meaning ascribed thereto in the ABCA, except as otherwise provided.

"**Superior Take-over Proposal**" means a *bona fide* written Take-over Proposal that if consummated in accordance with its terms would result in a transaction that is financially more favorable to the Shareholders than the Offer (as determined in good faith by the Board of Directors upon receiving advice of a financial advisor) and the Board of Directors has concluded in good faith, after considering applicable law and receiving the advice of outside counsel that such action is required by the Board of Directors to comply with fiduciary duties under applicable law.

"**Take-over Proposal**" means a proposal or offer by a third party or person (for greater certainty, any party or person, other than Signal or an affiliate of Signal), whether or not subject to a due diligence condition, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Predator, or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Predator Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares, sale of assets, tender offer or exchange offer or similar transaction involving Predator, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Predator or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Predator Shares.

"**Tendering Shareholders**" means those Predator Shareholders who have entered into Lock-Up Agreements.

PREDATOR EXPLORATION LTD.

DIRECTORS' CIRCULAR

This Directors' Circular is issued by the Board of Directors in connection with the Offer by Signal to purchase all of the issued and outstanding Predator Shares, including those shares issuable on the exercise of the Predator Options, upon the terms and subject to the conditions set forth in the Offering Circular of Signal

The consideration under the Offer consists of 0.3846 of a Signal Share for each Predator Share. The Offer expires at the Expiry Time, being 5:00 p.m. (Calgary time) on December 31, 2004, unless withdrawn or extended and is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn, at least 66 2/3% of the issued and outstanding Predator Shares. The Offer is made pursuant to the terms of the Pre-Acquisition Agreement dated October 29, 2004 between Signal and Predator. See "Pre-Acquisition Agreement".

Reference is made to the Offering Circular for, among other things, details of the terms of the Offer, details of the conditions of the Offer and details relating to any proposed compulsory acquisition or "squeeze out" of Predator Shares.

All dollar amount references in this Directors' Circular are in Canadian dollars.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Having considered the terms of the Offer and the Pre-Acquisition Agreement, the Board of Directors has unanimously determined that the Offer is in the best interests of Predator and the Shareholders, and recommends that Shareholders accept the Offer.

DIRECTORS' RECOMMENDATION

The Board of Directors recommends that the Predator Shareholders ACCEPT the Offer and tender their Predator Shares to the Offer.

Shareholders should consider the Offer carefully and come to their own decision as to acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult with their investment advisor, stock broker, lawyer or other professional advisor.

BACKGROUND TO THE OFFER

As part of its stated objectives of creating long-term shareholder value through acquisition, exploration, exploitation and production, Predator's management has been continuously reviewing corporate acquisition or merger opportunities. Confidentiality agreements had been entered into by Predator with a number of parties which were believed to have a potential interest in completing a transaction with Predator.

In September of 2004, informal discussions were established between Predator and Signalfor a potential acquisition, and on September 24, 2004, the parties executed the Confidentiality Agreement, following which financial and operating information was exchanged and reviewed by the parties. Subsequent due diligence of oil and gas reserves, prospects and future opportunities were conducted by the parties in October 2004. Meetings between management of Signal and Predator were held with a view to discuss the potential structure of a transaction and establish the valuation of Predator. In mid-October, 2004, Signal provided Predator's management with an informal proposal whereby it would acquire all the outstanding Predator Shares through a formal take-over bid on the basis of an exchange ratio of 0.3846 of a Signal Share for each Predator Share. On October 20, 2004, at a meeting of the Board of Directors, management provided a briefing of Signal's informal take-over proposal. At the meeting, management of Predator confirmed that it is a promising offer, however, additional due diligence was necessary to validate the valuation of Signal. The Board of Directors concurred and recommended that Predator continue with its due diligence of Signal, and upon completion of such review, the Board reconvene to receive and consider management's final report in respect of the relevant valuation factors of Predator and Signal. The Board of Directors also established a Special Committee to review and make recommendations on Signal's proposal to the Board of Directors and that the Financial Advisor be engaged to assist in the review of the transaction on behalf of the Board of Directors, such engagement agreement being entered into on November 2, 2004.

Due diligence by both Predator and the Financial Advisor continued until late October, 2004, during which time the final form of the Pre-Acquisition Agreement was negotiated and finalized. On November 1, 2004, the Special Committee and Board of Directors met with Predator's management and the Financial Advisor in respect of the Offer and to review the terms of the Pre-Acquisition Agreement. At this meeting, the Financial Advisor advised that, in their opinion, the consideration offered under the Offer was fair, from a financial point of view, to the Shareholders and confirmed that, if asked, it would be in a position to deliver a written fairness opinion in connection with the Directors' Circular. After considering the terms of the Offer as contained in the form of Pre-Acquisition Agreement, the oil and gas reserves of Signal, its tax position, financial condition, the recommendations of management, the Special Committee and the Financial Advisor, the Board of Directors unanimously approved the Offer and the form of Pre-Acquisition Agreement. Later that evening Signal and Predator executed the Pre-Acquisition Agreement and on November 2, 2004, the parties jointly announced that they had entered into the Pre-Acquisition Agreement and disclosed the terms of the Offer.

The Board of Directors has received an opinion of the Financial Advisor that the consideration offered under the Offer is fair, from a financial point of view, to the Shareholders, a copy of which is attached to this Directors' Circular as Schedule "A".

Based upon the opinion of the Financial Advisor that the consideration offered under the Offer is fair, from a financial point of view, to the Predator Shareholders, and the other factors set forth herein, the Board of Directors recommends that the Predator Shareholders accept the Offer.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully considered the Offer and has received the benefit of advice from the Special Committee and the Financial Advisor. The Board of Directors has determined that the Offer is in the best interests of Predator and the Shareholders. In reaching their decision to recommend the acceptance of the Offer, the Board of Directors considered a number of factors, including the following:

(a) the benefits to Shareholders, including, continued participation, through Signal, in the oil and gas industry, investment in a larger corporation with a broader asset base, increased liquidity resulting from the substantially larger market capitalization of Signal following the successful completion of the Offer and the ability of the Shareholders (who are resident Canadians and hold their Predator Shares as capital property) to exchange their Predator Shares for Signal Shares on a tax deferred basis;

(b) the current industry and economic conditions in the Canadian oil and gas sector including that the commodity prices for both oil and natural gas are at historically high levels;

(c) the written opinion of the Financial Advisor stating that the consideration under the Offer is fair, from a financial point of view, to the Predator Shareholders (a written copy of the Fairness Opinion is attached as Schedule "A" hereto);

(d) the financial and other terms of the Offer and the Pre-Acquisition Agreement and the negotiations respecting the same;

(e) the knowledge of the Board of Directors of other opportunities to obtain offers to all Shareholders to purchase all of their Predator Shares;

(f) the knowledge and views of the Board of Directors as to: (i) the business, operations, properties, oil and gas reserves, production and prospects of Predator and the risks involved in achieving those prospects; (ii) the debt position, earnings, tax position, availability of sources of capital and growth opportunities of Predator; and

(g) the Board of Directors, under and subject to the terms of the Pre-Acquisition Agreement, is able to respond, in accordance with its fiduciary duties, to a Superior Take-Over Proposal made prior to the successful completion of the Offer.

FAIRNESS OPINION

The Board of Directors has received the Fairness Opinion from the Financial Advisor. The Fairness Opinion states that the Offer is fair, from a financial point of view, to the Predator Shareholders. A copy of the Fairness Opinion, setting forth the qualifications of the Financial Advisor, the scope of its review and the assumptions and limitations relating to its opinion, is reproduced as Schedule "A" hereto. Predator Shareholders are encouraged to read the Fairness Opinion in its entirety.

PRE-ACQUISITION AGREEMENT

The Offer

Effective October, 29, 2004, Signal and Predator entered into the Pre-Acquisition Agreement pursuant to which Signal agreed to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all the Predator Shares validly deposited under the Offer.

Pursuant to the Pre-Acquisition Agreement, Predator agreed from the date of such agreement, not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Offer and not to induce or attempt to induce any other person to initiate any Take-over Proposal.

Predator may accept, recommend, approve or implement a Superior Take-over Proposal from a third party provided that, among other things, Predator gives Signal at least forty-eight (48) hours advance notice of any decision by the Board of Directors to accept, recommend, approve or implement such Superior Take-over Proposal. In addition, such notice shall provide to Signal the right during such forty-eight (48) hour period to advise the Board of Directors that it will immediately announce and, as soon as possible in the circumstances, amend its Offer to provide that the Shareholders shall receive a value per Predator Share equal to or having a value greater than the value per Predator Share provided in the Superior Take-over Proposal. If Signal so advises the Board of Directors prior to the expiry of such forty-eight (48) hour period, the Board of Directors shall not withdraw, modify or change any recommendation with respect to the Offer, as so amended, or take any action to approve or implement the Superior Take-over Proposal.

The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that a minimum of 66 2/3% of the Predator Shares (calculated on a diluted basis) be tendered under the Offer. See Section 4 – "Conditions of the Offer" in the Offering Circular. The Pre-Acquisition Agreement provides that: (i) Signal may waive any term or condition of the Offer for the benefit of Signal; and (ii) Signal may amend any term or condition of the Offer, provided that it may not change the number of Predator Shares for which the Offer is made, decrease or change the form of the consideration to be paid for each Predator Share, amend the Offer or modify the conditions to the Offer in a manner that is materially adverse to the Shareholders without the consent of Predator.

Break Fee

Predator has agreed to pay to Signal a break fee of $600,000 in certain events including where: (a) Predator enters into an agreement (other than a confidentiality agreement) with any person in respect of a Take-over Proposal or with respect to any liquidation, dissolution, recapitalization, merger, amalgamation, reorganization or similar transaction or business combination or the sale of assets material to it; (b) the Board of Directors fails to unanimously recommend, or changes, withdraws or modifies its recommendation to Shareholders to tender their Predator Shares except where such action is as a result of a breach of a condition in favor of Predator (in Schedule A to the Pre-Acquisition Agreement) or otherwise vote in favor of the Offer or otherwise fails to mail a directors' circular within the time limits prescribed by Securities Laws to Shareholders unanimously recommending that Shareholders tender their Predator Shares to the Offer; (c) there is a material breach or non-performance by Predator of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement, which breach or performance results in a material adverse change (as defined in the Pre-Acquisition Agreement) (except where such breach is itself the result of a material breach or non-performance by Signal of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement) that has not been cured by Predator to the satisfaction of Signal within three (3) business days of notice being provided by either party of any such breach or non-performance; (d) any bona fide Take-over Proposal involving Predator is publicly announced or commenced by another party, and the Board of Directors of Predator fails to publicly reaffirm and maintain its recommendation of the Offer to Predator shareholders within ten (10) days after the commencement of any such Take-over Proposal; (e) the Board of Directors recommends that Predator Shareholders deposit their Predator Shares under, vote in favor of, or otherwise accept a Take-over Proposal; or (f) a bona fide Take-over Proposal (or bona fide intention to make one) in respect of Predator has been announced by any third party and not been withdrawn prior to the Expiry Date (or any extension thereof) and the Offer is not accepted by at least 66 2/3% of the Predator Shareholders.

As part of the Pre-Acquisition Agreement, Signal has agreed to pay Predator a break fee of $600,000 in certain events, including: (a) if there is a material breach or non-performance by Signal of any of its material representations, warranties or covenants contained in the Pre-Agreement, which breach or performance results in a Material Adverse Change (except where such breach is itself the result of a material breach or non-performance by Predator of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement) that has not been cured by Signal to the satisfaction of Predator within three (3) Business Days of notice being provided by either party of any such breach or non-performance; or (b) if Signal fails to fund the Offer in accordance with the Pre-Acquisition Agreement or the board of directors of Signal withdraws its Offer (except where such failure to fund or withdrawal of Offer is the result of, or arises from a bona fide Take-over Proposal or a material breach or non-performance by Predator of any of its material representations, warranties or covenants contained in the Pre-Acquisition Agreement).

No Solicitation

Pursuant to the Pre-Acquisition Agreement, Predator agreed with Signal that, subject to certain restrictions, it shall immediately cease and cause to be terminated any existing solicitations, initiations, encouragement, activity, discussions or negotiations with any parties conducted heretofore by Predator, any of its officers, directors, employees, financial advisors, representatives and agents (collectively, the "Representatives") with respect to all Take-over Proposals. Predator further agreed not to release any third party from any confidentiality or standstill agreement to which Predator and such third party is a party or amend any of the foregoing and to exercise all rights to require the return of information regarding Predator from such third party.

These restrictions do not prevent Predator from engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Predator, or its Representatives upon the execution of the Pre-Acquisition Agreement) seeks to initiate such discussions or negotiations and Predator may furnish to such third party information concerning Predator and its business, properties and assets that has previously been provided to Signal if, and only to the extent that the third party has first made a bona fide written Take-over Proposal that if consummated in accordance with its terms would result in a transaction that is financially more favorable to Predator Shareholders than the Offer (as determined in good faith by the Board of Directors upon receiving advice of a financial advisor) and the Board of Directors has concluded in good faith, after considering applicable law and receiving the advice of outside counsel that such action is required by the Board of Directors to comply with fiduciary duties under the Securities Laws.

Termination of the Pre-Acquisition Agreement

The Pre-Acquisition Agreement may be terminated by written notice promptly given by the terminating party to the other party, at any time prior to the time Signal first takes up and pays for the Predator Shares:

(a) by mutual written consent of Predator and Signal;

(b) by either Predator or Signal if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action shall have become final;

(c) by Signal, if the conditions to the Offer have not been satisfied or waived by Signal on or before the Expiry Time;

(d) by either Signal or Predator if Signal has not taken up and paid for the Predator Shares deposited under the Offer on or before the date that is ninety (90) days from the date of the Pre-Acquisition Agreement or if a Take-over Proposal is publicly announced, proposed, offered or made to the Shareholders, one hundred and twenty (120) days, following the day of mailing of the Offer Documents;

(e) by either Signal or Predator, if the Offer terminates or expires at the Expiry Time without Signal taking up and paying for any of the Predator Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement;

(f) by either Signal or Predator, if the break fee becomes payable in accordance with the terms set forth in the Pre-Acquisition Agreement; or

(g) by either Signal or Predator, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty or covenant contained in the Pre-Acquisition Agreement that would have or would be reasonably likely to have a material adverse effect (as defined in the Pre-Acquisition Agreement) on the party seeking to terminate; provided that the breaching party has been given notice of and three (3) business days to cure any such misrepresentation, breach or non-performance.

Conduct of Business

Predator has agreed that during the term of the Pre-Acquisition Agreement, it will conduct its operations in the ordinary and normal course of business and consistent with past practice. In addition, Predator has agreed to certain restrictions on various matters including amendments to its articles, by-laws or other constating documents, changes in Predator's share capital, entering into of material transactions, entering into any acquisitions or dispositions of assets, committing to individual capital expenditures in excess of $25,000 to an aggregate of $50,000 without the prior written consent of Signal, amendments to any material agreements and entering into or modifying any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or granting any bonuses, salary increases, employee benefits, severance or termination pay to, any employees, consultants, officers or directors of Predator.

The above is a brief summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement. A more detailed description of the Pre-Acquisition Agreement is provided in the Offering Circular.

LOCK-UP AGREEMENTS

Signal has entered into the Lock-up Agreements with the Tendering Shareholders pursuant to which the Tendering Shareholders have agreed to accept the Offer. The Tendering Shareholders have agreed to tender an aggregate of not less than 3,354,454 Predator Shares and any Predator Shares acquired upon exercise of the 1,455,000 Predator Options subject to the Lock-up Agreements. The Predator Shares tendered under the Lock-up Agreements represent approximately 12.4% of the outstanding Predator Shares (approximately 17.6% on a diluted basis).

The Lock-up Agreements will be terminated if: (i) Signal has not taken up and paid for the Predator Shares under the Offer on or before the date that is 90 days from October 29, 2004; (ii) prior to the expiry of the Offer, another *bona fide* Take-over Proposal is announced, proposed, offered or made to the holders of Predator Shares and the Board of Directors determines, in accordance with the terms of the Pre-Acquisition Agreement, to withdraw, modify or change any recommendation regarding the Offer and to terminate the Pre-Acquisition Agreement as a consequence thereof; (iii) if Signal decreases the consideration offered pursuant to the Offer or otherwise modifies or amends the Offer in a manner materially adverse to the Shareholders; provided that an extension of the Offer shall not constitute an adverse modification or amendment to the Offer; or (iv) the Pre-Acquisition Agreement is terminated pursuant to the terms thereof.

DIRECTORS AND OFFICERS OF PREDATOR AND OWNERSHIP OF SECURITIES OF PREDATOR

The names of directors and senior officers of Predator and the number of securities of Predator owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof, by each director and senior officer of Predator and, to their knowledge after reasonable inquiry, their respective associates, or any person or company acting jointly or in concert with Predator, are as follows:

Name and Position	Number of Predator Shares [1]	Percentage of Predator Shares [3]	Number of Predator Options [1] [2]	Percentage of Predator Options [3]
Jim Silye, President, Chief Executive Officer and Director	948,232	3.5%	265,000	14.9%
Greg T. Busby, Vice-President, Land	460,500	1.7%	175,000	9.9%
D.T. Brian Doherty, Vice-President, Exploration	470,500	1.7%	175,000	9.9%
Karen Hinds, Vice-President, Engineering	19,493	0.07%	295,000	16.6%
John D. Horning, Vice-President, Corporate Development	38,000	0.14%	295,000	16.6%
John Tomanek, Vice-President, Finance, and Chief Financial Officer	14,000	0.05%	40,000	2.2%
Tibor Fekete, Director	60,000	0.2%	50,000	2.8%
Randy Harrison, Director	606,732	2.24%	200,000	11.3%
Leigh D. Stewart, Corporate Secretary	7,200	0.02%	-	-

Notes:

(1) Information as to securities beneficially owned or which control or direction is exercised, not being within the knowledge of Predator, has been furnished by the persons listed above.
(2) Issued pursuant to Predator's stock option plan; each Predator Option is exercisable for one (1) Predator Share.
(3) As of the date hereof, there are 27,103,697 Predator Shares and Predator Options exercisable into 1,770,000 Predator Shares outstanding.

To the knowledge of the directors and senior officers of Predator, after reasonable inquiry, there are no Predator Shares owned, or over which control or direction is exercised, by any person or company acting jointly or in concert with Predator except as disclosed above.

As of the date hereof, the directors and senior officers of Predator, and to the knowledge of the directors and senior officers of Predator, after reasonable inquiry, their respective associates, as a group, beneficially own, directly or indirectly own, or exercise control or direction over 2,624,657 Predator Shares (approximately 9.7 % of the currently issued and outstanding Predator Shares) and 4,119,657 Predator Shares on a fully diluted basis (approximately 15.2% of the Predator Shares on a fully diluted basis).

PRINCIPAL HOLDERS OF SECURITIES

As at the date hereof, 27,103,697 Predator Shares are issued and outstanding. To the knowledge of the directors and senior officers of Predator, no person or company as at the date hereof, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Predator Shares.

ACCEPTANCE OF THE OFFER

The directors and senior officers of Predator and, to the knowledge of the directors and senior officers of Predator after reasonable inquiry, their respective associates and any person or company acting jointly or in concert with Predator have indicated that they presently intend to tender all of their Predator Shares to the Offer.

Pursuant to the Lock-Up Agreements, each of the Tendering Shareholders have agreed to tender all of the Predator Shares which they beneficially own to Signal on the terms set out in the Lock-Up Agreements and the Offer. See "Lock-up Agreements".

OWNERSHIP OF SECURITIES IN SIGNAL

None of the directors or senior officers of Predator or, to the knowledge of the directors and senior officers of Predator, after reasonable inquiry, any associates of the directors or senior officers of Predator or any person or company acting jointly or in concert with Predator, owns or exercises control or direction over any securities of any class of Signal

ARRANGEMENTS BETWEEN SIGNAL AND THE DIRECTORS AND SENIOR OFFICERS OF PREDATOR

None of the directors or senior officers of Predator are directors or senior officers of Signal or any of its subsidiaries. Other than arrangements contained in the Pre-Acquisition Agreement, there are no arrangements or agreements made or proposed to be made between Signal and any of the directors or senior officers of Predator, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or agreements made or proposed to be made between Signal and any of the directors or officers of Predator except the Lock-Up Agreements and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or to such directors or officers for remaining in or retiring from office if the Offer is successful except as described below. In addition, except for the Lock-Up Agreements, there are no contracts, arrangements or understandings, formal or informal, between Signal and any Shareholder with respect to the Offer or between Signal and any person or company with respect to any securities of Predator in relation to the Offer. There are no business relationships between Signal, its associates or affiliates and Predator that are material to any of them with the exception of the Pre-Acquisition Agreement.

ARRANGEMENTS BETWEEN PREDATOR AND ITS DIRECTORS AND SENIOR OFFICERS

There are no arrangements or agreements made or proposed to be made with Predator and any of its directors or senior officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful, except as follows: (i) the vesting of all Predator Options will be accelerated in accordance with the Predator stock option plan such that all such options will vest prior to expiry of the Offer; and, (ii) in the event their respective employment or management services are terminated within one (1) year of completion of the Offer, the President and Chief Executive Officer, the Vice-President, Exploration and the Vice-President, Land, will be eligible to receive a severance payment equal to 6 months base salary, while each of the Vice-President, Corporate Development, and the Vice-President, Engineering, will be eligible to receive a severance payment equal to 3 months base salary, and the Vice-President, Finance and Chief Financial Officer, will be entitled to receive a severance payment of $15,000.00, making for an aggregate potential payment of $286,200 for the 6 senior officers of Predator.

In conjunction with the Offer, the directors, senior officers, employees and consultants of Predator have each entered into option termination agreements with Predator that provide, to the extent that their respective Predator Options are not exercised by the Effective Time, such unexercised Predator Options shall terminate and such termination shall be deemed to occur immediately after the Effective Time, after which, the Predator Options shall be null and void. In the event that the Offer is terminated in accordance with the terms of the Pre-Acquisition Agreement, the option termination agreements shall expire and the Predator Options shall remain valid, outstanding and exercisable, in accordance with their terms.

MATERIAL CONTRACTS OF SIGNAL

Other than the Pre-Acquisition Agreement and the Lock-Up Agreements, none of the directors and senior officers of Predator or their respective associates, has any interest in any material contract to which Signal is a party.

TRADING IN SECURITIES OF PREDATOR BY DIRECTORS AND SENIOR OFFICERS OF PREDATOR

None of the directors or senior officers of Predator or, to the knowledge of the directors or senior officers of Predator, after reasonable inquiry, any associate of any director or officer of Predator, any person or company acting jointly or in concert with Predator has traded in Predator securities during the six month period preceding the date of this Directors' Circular, except as set forth below.

Name	Date of Trade	Description of Trade	Number of Predator Shares	Price per Predator Share
D.T. Brian Doherty	August 11, 2004	Acquisition in the public market	3,000	$0.40
Jim Silye	August 13, 2004	Acquisition in the public market	4,000	$0.40
Jim Silye	August 19, 2004	Acquisition in the public market	25,000	$0.40

Except as disclosed below, there have been no Predator Shares or securities convertible into Predator Shares issued to any of the directors or senior officers of Predator, directly or indirectly, or to their associates, during the two (2) year period preceding the date of this Directors' Circular. The information included in the table below includes, under the name of the director or senior officer, Predator Shares or securities convertible into Predator Shares issued to their associates.

Name	Date of Transaction	Predator Options Granted	Number of Predator Shares Issued	Reason for Issue	Purchase/ Exercise Price per Security
Jim Silye[(1)]	June 30, 2003	-	483,000	Private Placement	$0.20
Greg Busby[(1)]	June 30,2003	-	160,500	Private Placement	$0.20
D.T. Brian Doherty[(1)]	June 30, 2003	-	163,500	Private Placement	$0.20
Randy Harrison[(1)]	June 30, 2003		243,000	Private Placement	$0.20
Jim Silye	July 16, 2003	220,000	-	Option Grant	$0.50
Greg T. Busby	July 16, 2003	130,000	-	Option Grant	$0.50
D.T. Brian Doherty	July 16, 2003	130,000	-	Option Grant	$0.50
Randy Harrison	July 16, 2003	160,000	-	Option Grant	$0.50
Jim Silye	October 23, 2003	-	8,000	Private Placement	$0.50
Tibor Fekete[(1)]	October 23, 2003	-	40,000	Private Placement	$0.50
Karen Hinds[(1)]	October 23, 2003	-	5,000	Private Placement	$0.50
John D. Horning[(1)]	October 23, 2003	-	9,000	Private Placement	$0.50
John Tomanek[(1)]	October 23, 2003	-	14,000	Private Placement	$0.50
John D. Horning	October 30, 2003	250,000	-	Option Grant	$0.66
Karen Hinds	October 30, 2003	250,000	-	Option Grant	$0.66
Jim Silye	December 11, 2003	45,000	-	Option Grant	$0.60
John D. Horning	December 11, 2003	45,000	-	Option Grant	$0.60
Karen Hinds	December 11, 2003	45,000	-	Option Grant	$0.60
Greg T. Busby	December 11, 2003	45,000	-	Option Grant	$0.60
D.T. Brian Doherty	December 11, 2003	45,000	-	Option Grant	$0.60
Randy Harrison	December 11, 2003	40,000	-	Option Grant	$0.60
Tibor Fekete	December 22, 2003	-	20,000	Private Placement [(2)]	$0.69
Jim Silye	December 22, 2003	-	36,232	Private Placement [(2)]	$0.69
Karen Hinds	December 22, 2003	-	14,493	Private Placement [(2)]	$0.69
John D. Horning	December 22, 2003	-	29,000	Private Placement [(2)]	$0.69
Randy Harrison	December 22, 2003	-	36,232	Private Placement [(2)]	$0.69
Leigh D. Stewart[(1)]	December 22, 2003	-	7,200	Private Placement [(2)]	$0.69

Name	Date of Transaction	Predator Options Granted	Number of Predator Shares Issued	Reason for Issue	Purchase/ Exercise Price per Security
Tibor Fekete	March 3, 2004	50,000	-	Option Grant	$0.55
John Tomanek	May 5, 2004	40,000	-	Option Grant	$0.50

Notes:

(1) Mr. Silye was appointed President, Chief Executive Officer and to the Board of Directors on June 27, 2003. Messrs. Busby and Doherty were appointed as senior officers of Predator on July 16, 2003. Mr. Horning and Ms Hinds were appointed as senior officers of Predator on October 30, 2003. Mr. Fekete was appointed to the Board of Directors on March 3, 2004. Mr. Tomanek was appointed to the Board of Directors on April 29, 2004 and as interim Vice-President, Finance, and Chief Financial Officer, of Predator on August 30, 2004. Mr. Stewart was appointed Corporate Secretary of Predator on December 10, 2003.

(2) Private placement of Predator Shares issued as "flow-through shares" under the *Income Tax Act* (Canada).

OTHER TRANSACTIONS

Except as otherwise described or referred to herein, Predator has not entered into any transaction, agreement in principal, or signed contract or passed any board resolution in response to the Offer nor are there any negotiations underway in response to the Offer which relate to or would result in an extraordinary transaction such as a merger or reorganization involving Predator or a subsidiary, the purchase, sale or transfer of a material amount of assets by Predator or a subsidiary, an issuer bid for or other acquisition of securities by Predator, or any material change in the present capitalization or dividend policy of Predator.

MATERIAL CHANGES IN THE AFFAIRS OF PREDATOR

For detailed information concerning Predator and its business and financial affairs, reference is made to Predator's Annual Report dated December 31, 2003, Predator's Annual Information Form dated April 30, 2004, the Management Information Circular of Predator dated April 29, 2004 in respect of the Annual General Meeting of Shareholders held on May 28, 2004, Predator's Interim Report for the nine months ended September 30, 2004 and the press releases and other public disclosure documents on the public file with the securities commission or similar regulatory authorities in Canada (the "Public Documents").

Except as disclosed in the Public Documents or as otherwise disclosed in this Directors' Circular, the directors and senior officers of Predator are not aware of any material change in the affairs or prospects of Predator since September 30, 2004, the date of Predator's last published interim financial statements.

ENGAGEMENT OF FINANCIAL ADVISOR

The Financial Advisor was engaged to provide the Board of Directors with its opinion as to whether the consideration offered under the Offer is fair, from a financial point of view, to the Shareholders. In consideration of the provision of these services, Predator has agreed to pay a fee to the Financial Advisor. Predator has further agreed to indemnify the Financial Advisor against certain liabilities and to reimburse the Financial Advisor for reasonable expenses.

OTHER INFORMATION AND MATTERS

The registered and principal office of Predator is located at Suite 1720, 633 – 6th Ave. S.W., Calgary, Alberta, T2P 2Y5.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides security holders of Predator with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the delivery thereof has been authorized, by the Board of Directors.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Dated: November 26, 2004

On behalf of the Board of Directors

(signed)
Tibor Fekete
Director

(signed)
Randy Harrison
Director

SCHEDULE A
FAIRNESS OPINION

FIRST ASSOCIATES
ROCKWATER GROUP OF COMPANIES

440 - 2nd Avenue S.W.
Suite 2200
Calgary, Alberta
T2P 5E9

Telephone 403-260-8400
Fax 403-269-7870
Toll Free 1-800-661-1596
www.firstassociates.com

November 26, 2004

The Board of Directors
Predator Exploration Ltd.
1720, 633 - 6th Avenue S.W.
Calgary, Alberta T2P 2Y5

Dear Sirs:

First Associates Investments Inc. ("**First Associates**") understands that Predator Exploration Ltd. ("**Predator**") and SignalEnergy Inc. ("**SignalEnergy**") have entered into an agreement dated as of October 29, 2004 (the "**Pre-Acquisition Agreement**") whereby SignalEnergy agreed to make an offer (the "**Offer**") to purchase all of the issued and outstanding shares of Predator ("**Predator Shares**"). The consideration under the Offer consists of 0.3846 of a common voting share of SignalEnergy ("**SignalEnergy Shares**") for each Predator Share.

The Offer will be open for acceptance until 5:00 p.m. (Calgary time) on December 31, 2004, unless withdrawn or extended and is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn, at least $66^{2/3}$% of the issued and outstanding Predator Shares. Details of the conditions of the Offer are to be set forth in the takeover bid circular to be prepared by SignalEnergy (the "**Takeover Bid Circular**") in connection with the Offer for delivery to the holders of Predator Shares ("**Predator Shareholders**"). The Board of Directors of Predator (the "**Board**") will prepare and mail concurrently with the Takeover Bid Circular, a directors' circular (the "**Directors' Circular**") to the Predator Shareholders setting forth the Board's recommendation of the Offer. It is expected that the Takeover Bid Circular and Directors' Circular will be mailed to Predator Shareholders on or about November 26, 2004.

We understand that, pursuant to lock-up agreements (the "**Lock-Up Agreements**"), certain shareholders of Predator (collectively, the "**Tendering Shareholders**") who, after giving effect to the exercise of all stock options would hold an aggregate of approximately 12.4% of the then outstanding Predator Shares, have agreed to accept the Offer. First Associates also understands that, subject to certain conditions set forth in the Lock-Up Agreements, the Tendering Shareholders may withdraw such shares in certain circumstances including if the Board withdraws, modifies or changes any recommendation regarding the Offer in accordance with the Pre-Acquisition Agreement.

Engagement of First Associates Investments Inc.

Pursuant to an engagement agreement dated November 2, 2004 (the "**Engagement**"), the Board has retained the services of First Associates in connection with the Offer, which services include the preparation and delivery to the Board of its opinion as to whether or not the consideration offered under the Offer is fair, from a financial point of view, to Predator Shareholders (the "**Fairness Opinion**"). First Associates consents to the inclusion of the Fairness Opinion in the Directors' Circular, including any summaries thereof or references thereto.

In consideration for services rendered pursuant to the Engagement, including the Fairness Opinion, First Associates is to be paid a fee and is to be reimbursed for reasonable out-of-pocket expenses. In addition, First Associates is to be indemnified by Predator under certain circumstances. First Associates has not been engaged to prepare, and has not prepared:

a) any opinion as to whether or not the Offer is fair, from a financial point of view, to SignalEnergy Shareholders;

b) a formal valuation or appraisal of the Predator Shares, SignalEnergy Shares, or any related assets or liabilities; or

c) any opinion with respect to the form of the Offer itself,

and the Fairness Opinion should not be construed as such.

Credentials of First Associates

First Associates is a registered investment dealer in Canada whose businesses include corporate finance, mergers and acquisitions advice, equity sales and trading and investment research. Relevant areas of focus include Canadian companies participating in oil and gas exploration, production and services, energy transportation and energy income trusts. The Fairness Opinion is the opinion of First Associates and the form and content herein has been reviewed and approved for release by a committee of its officers, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of First Associates

None of First Associates, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)), or a related entity of Predator or SignalEnergy, or any of their respective associates or affiliates. Neither First Associates nor any of its affiliates is acting as an advisor to Predator or SignalEnergy or any of their respective associates or affiliates in connection with any matter, other than acting as financial advisor to Predator as outlined above.

First Associates acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had in the past, today or in the future have positions in the securities of Predator and SignalEnergy, and from time to time, may have executed or may execute transactions on behalf of Predator, SignalEnergy or clients for which it received or may receive compensation. In addition, as an investment dealer, First Associates conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters.

FIRST ASSOCIATES
ROCKWATER GROUP OF COMPANIES

Other than the Engagement, there are no understandings, agreements or commitments between First Associates and Predator or SignalEnergy, or any of their respective associates or affiliates, with respect to any future business dealings. First Associates may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for SignalEnergy or any of its associates or affiliates.

Scope of Review

In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out among, other things, the following:

1. drafts of the Takeover Bid Circular and Directors' Circular up to and including November 25, 2004;
2. an executed copy of the Pre-Acquisition Agreement;
3. the audited annual financial statements of Predator for the twelve months ended January 31, 2003 and the eleven months ended December 31, 2003;
4. the unaudited quarterly financial statements for Predator for the three month periods ending March 31, June 30 and September 30, 2004 and the three month period ending September 30, 2003;
5. the annual report of Predator for the year ended December 31, 2003;
6. Annual Information Form for Predator for the period ending December 31, 2003;
7. Management Information Circular for the annual general meeting of Predator held on May 28, 2004;
8. press releases for Predator from January 1, 2004 to the date hereof;
9. material change reports for Predator from January 1, 2004 to the date hereof;
10. Predator's internal operating and capital budgets for the twelve month period ending December 31, 2004;
11. certain other non-public internal financial information, financial and operational projections of Predator as provided by Predator management;
12. a formal due diligence session with senior management of Predator and independent reserves evaluation engineers;
13. a certificate of representation as to matters of fact relevant to the Offer from senior officers of Predator;
14. the Gilbert Laustsen Jung Associates Ltd. ("GLJ") Total Properties Look-Ahead Analysis Report effective September 30, 2004;

FIRST ASSOCIATES
ROCKWATER GROUP OF COMPANIES

15. the audited annual financial statements of SignalEnergy for the years ended December 31, 2002 and 2003;

16. the unaudited quarterly financial statements for SignalEnergy for the period ending September 30, 2003 and the three month periods ending March 31, 2004, June 30, 2004 and September 30, 2004;

17. the annual report of SignalEnergy for the year ended December 31, 2003;

18. Annual Information Form for SignalEnergy for the period ending December 31, 2003;

19. Management Information Circular for the annual and special meeting of SignalEnergy held on June 9, 2004;

20. press releases for SignalEnergy from January 1, 2004 to the date hereof;

21. material change reports for SignalEnergy from January 1, 2004 to the date hereof;

22. certain other non-public internal financial information, financial and operational projections of SignalEnergy as provided by SignalEnergy management;

23. a formal due diligence session with senior management of SignalEnergy and independent reserves valuation engineers;

24. a certificate of representation as to matters of fact relevant to the Offer from senior officers of SignalEnergy;

25. the GLJ independent engineering evaluation effective September 30, 2004;

26. discussions with management of Predator and SignalEnergy with regard to, among other things, the business, operations, quality of assets, and future potential of Predator and SignalEnergy,

27. public information related to the business, operations, financial performance and stock trading histories of Predator, SignalEnergy and other selected public oil and gas companies;

28. data with respect to other transactions of a comparable nature considered by First Associates to be relevant; and

29. such other information, analyses and investigations as First Associates considered appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to Predator and SignalEnergy, or provided to us by Predator and SignalEnergy and their respective affiliates or advisors or otherwise pursuant to our

FIRST ASSOCIATES
ROCKWATER GROUP OF COMPANIES

Engagement and the Fairness Opinion is conditional upon such completeness, accuracy and fair representation. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations.

Senior management of Predator and SignalEnergy have represented to us, in certificates delivered as at the date hereof, amongst other things, that the information, data, opinions and other materials (financial and otherwise) (the "**Information**") provided to us on behalf of Predator and SignalEnergy are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Predator and SignalEnergy, or in their assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

The Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Predator as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Predator. In addition, First Associates considered the financial condition and prospects of SignalEnergy as they are reflected in the information and documents reviewed by us. In rendering the Fairness Opinion, we have assumed that there are no undisclosed material facts relating to either Predator or SignalEnergy, or their business, operations, capital or future prospects. Any changes therein may affect the Fairness Opinion and, although First Associates reserves the right to change or withdraw the Fairness Opinion in such event, First Associates disclaims any obligation to advise any person of any change that may come to First Associates' attention or to update the Fairness Opinion after today.

In First Associates' analyses and in connection with the preparation of the Fairness Opinion, First Associates made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer and while reasonable in the circumstances may prove to be incorrect.

The Fairness Opinion has been provided to the Board for its use with respect to the Offer only and, except for its inclusion in the Directors' Circular, may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose, without the prior written consent of First Associates. The Fairness Opinion is not to be construed as a recommendation to any Predator Shareholder as to whether or not such holder should tender such holder's Predator Shares to the Offer or as an opinion as to the trading price or value of the SignalEnergy Shares after the completion of the Offer.

First Associates believes that its analyses must be considered as a whole at the time of delivery, and that selecting portions of the analyses or factors considered, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

FIRST ASSOCIATES
ROCKWATER GROUP OF COMPANIES

Fairness Opinion Methodology

In connection with the provision of this Fairness Opinion, First Associates has performed a variety of financial and comparative analysis. In arriving at the Fairness Opinion, First Associates has not attributed any particular weight to any specific analysis or factor considered, but rather has made qualitative judgements based on its experience in rendering such opinions and on the circumstances and information as a whole.

Conclusion

Based upon, and subject to the foregoing and such other matters as we considered relevant, it is First Associates' opinion that, as of the date hereof, the consideration under the Offer is fair, from a financial point of view, to Predator Shareholders.

Yours very truly,

Signed – First Associates Investments Inc.

First Associates Investments Inc.

C0176

Part I - 3. Form of Letter of Transmittal to accompany certificates for common shares of Predator Exploration Ltd. to be deposited pursuant to the Offer dated November 26, 2004

THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN CONNECTION WITH THE OFFER BY SIGNALENERGY INC. FOR ALL OF THE COMMON SHARES OF PREDATOR EXPLORATION LTD. DATED NOVEMBER 26, 2004.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary (see below for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for Common Shares of

PREDATOR EXPLORATION LTD.

to be deposited pursuant to the Offer dated November 26, 2004 of

SIGNALENERGY INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON DECEMBER 31, 2004 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for common shares (the "Predator Shares") of Predator Exploration Ltd. ("Predator") deposited pursuant to the offer (the "Offer") dated November 26, 2004 made by SignalEnergy Inc. ("Signal") to holders of Predator Shares (the "Shareholders"). Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Predator Shares according to the Procedure for Guaranteed Delivery set forth in Section 3 of the Offer and Instruction 2 of this Letter of Transmittal.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer and Circular dated November 26, 2004 that accompanies this Letter of Transmittal.

TO: SIGNALENERGY INC.
AND TO: OLYMPIA TRUST COMPANY, **as Depositary at its office as set out herein**

The undersigned delivers to you the enclosed certificate(s) for Predator Shares, details of which are as follows:

DESCRIPTION OF SHARES DEPOSITED
(if insufficient space, attach a list in the form below)

Number of Predator Shares Deposited*	Certificate No.	Name of Shareholder (Please print)

*See Instruction 6 on page 7 hereof.

THE UNDERSIGNED ACKNOWLEDGES THAT HE OR SHE HAS READ THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF PREDATOR IN RELATION TO THE OFFER, AS SET OUT IN THE OFFER AND DIRECTORS' CIRCULAR.

The undersigned Shareholder:

1. acknowledges receipt of the Offer and Circular dated November 26, 2004;

2. delivers to you the enclosed certificate(s) representing Predator Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the Predator Shares represented by such certificate(s) or the number thereof if so indicated (the "Purchased Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Signal all right, title and interest in and to the Purchased Shares and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on and after November 26, 2004 (collectively, the "Other Securities"), effective on and after the date that Signal takes up and pays for the Purchased Shares (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Shares (and Other Securities) to any other person; (b) the undersigned owns the Purchased Shares (and Other Securities) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Shares (and Other Securities) complies with applicable securities laws; and (d) when the Purchased Shares (and Other Securities) are taken up and paid for by Signal, Signal will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever, other than as created by Signal or any of its affiliates;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which Signal Shares may be lawfully delivered, directs Signal and the Depositary, upon Signal taking up the Purchased Shares: (a) to issue or cause to be issued certificates in the name indicated below and to send such certificates by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for Predator Shares (and Other Securities) not purchased to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by Predator);

5. waives any right to receive notice of purchase of the Purchased Shares (and Other Securities);

6. irrevocably constitutes and appoints the Depositary and any officer of Signal, and each of them, and any other person designated by Signal in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Shares and Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and Other Securities on the appropriate register of holders maintained by Predator, and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Shares and Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Predator, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Shares and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Shares or Other Securities;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Predator and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Securities, and agrees to execute and deliver to Signal any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Securities and to designate in any such instruments of proxy the person or persons specified by Signal as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees if Predator should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Predator Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Signal or its nominees or transferees on the registers maintained by Predator of such Predator Shares following acceptance thereto for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Signal and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of Signal, accompanied by appropriate documentation of transfer. Pending such remittance, Signal will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by Signal pursuant to the Offer or deduct from the consideration payable by Signal pursuant to the Offer the amount or value thereof, as determined by Signal in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Securities to Signal;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Predator Shares deposited pursuant to the Offer will be determined by Signal in its sole discretion and that such determination shall be final and binding, agrees that Signal has the absolute right to reject any and all deposits which it determines not to be in proper form or which, in the opinion of Signal's counsel, may be unlawful to accept under the laws of any applicable jurisdiction; that Signal has the absolute right to waive any defect or irregularity in the deposit of the Purchased Shares or Other Securities and acknowledges that there shall be no duty or obligation on Signal, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with Signal and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto be drawn up exclusively in the English language. En signant la présente Lettre de transmission, le soussigné est réputé avoir convenu avec Signal et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais;

13. represents and warrants that the Shareholder is a resident of Canada for income tax purposes unless the Shareholder has checked the box in paragraph 14 below indicating the Shareholder is a non-resident of Canada for income tax purposes; and

14. ☐ **if checked, represents and warrants that the Shareholder is a non-resident of Canada for income tax purposes.**

BOX A

ISSUE CERTIFICATE(S) IN THE NAME OF:
(please print or type)

☐ Registered owner of Purchased Shares
OR:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone - Business)

____
(Social Insurance Number)

BOX B

SEND CERTIFICATE(S) (UNLESS BOX D IS CHECKED) TO: (please print or type)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

BOX C

U.S. Residents/Citizens must provide their Taxpayer Identification Number ______________

BOX D

☐ HOLD CERTIFICATE(S) FOR PICK-UP

Signature guaranteed by (if required under Instruction 4):

____
Authorized Signature

____
Name of Guarantor (please print or type)

____
Address (please print or type)

Dated: ______________________, 2004

____
Signature of Shareholder or Authorized Representative
(See Instruction 3)

____
Name of Shareholder (please print or type)

____
Signature of Authorized Representative, if applicable
(please print or type)

BOX E

☐ CHECK HERE IF PURCHASED SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

BOX F
SUBSTITUTE FORM W-9
To be completed by U.S. Holders only
(see Instruction 9)

Under penalties of perjury, I certify that:

1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or ☐ I am waiting for a number to be issued to me:), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

______________________________ ______________________________
(Signature of Shareholder) (Date)

____
(Taxpayer Identification Number)

NOTE: **FAILURE TO COMPLETE THIS BOX F OR TO PROVIDE SIGNAL WITH A SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU PURSUANT TO THE OFFER.** See Instruction 9.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN SECTION 1 OF BOX F - SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of the exchange, 28 percent of all reportable payments made to me thereafter will be withheld until I provide a number.

______________________________ ______________________________
Signature Date

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) This Letter of Transmittal, or a manually signed facsimile copy thereof, be properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Shares, must be received by the Depositary at its office specified below before the Expiry Time unless the procedures for guaranteed delivery set out in Instruction 2 below are employed.

(b) The method of delivery of this Letter of Transmittal, certificates representing Purchased Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. Signal recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Signal recommends that registered mail with return receipt be used and that proper insurance be obtained. Shareholders whose Predator Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Predator Shares.

2. **Procedures for Guaranteed Delivery**

If a Shareholder wishes to deposit Predator Shares pursuant to the Offer and: (i) the certificate(s) representing such Predator Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Predator Shares and all other required documents to the Depositary prior to the Expiry Time, such Predator Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal, or a manually signed facsimile thereof, is received by the Depositary at its office in Calgary listed below prior to the Expiry Time; and

(c) the certificate(s) representing the Purchased Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Purchased Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Calgary listed below on or before 5:00 p.m. (Calgary time) on the third business day after the Expiry Date.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Transmittal must be completed and signed by the holder of Predator Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Shares or if a certificate is to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Shares, or if Purchased Shares not tendered are to be returned to a person other than such registered owner(s) as shown on the register of Shareholders maintained by Predator, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Signal or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of Predator Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of Predator Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Predator Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of Predator Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Shares, additional certificate numbers and number of Purchased Shares may be included in a separate signed list affixed to this Letter of Transmittal.

(b) If Purchased Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile thereof) waive any right to receive any notice of acceptance of Purchased Shares for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular (including documents incorporated herein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the address listed below.

8. Commissions

No brokerage fees or commissions will be payable if the Offer is accepted by depositing Purchased Shares directly with the Depositary.

9. United States 28% Backup Withholding Tax – Substitute Form W-9

Each U.S. holder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided in Box F, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. holder has been notified by the Internal Revenue Service that such holder is subject to backup withholding, such holder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject a U.S. holder to 28% federal income tax withholding on the payment of the purchase price of all securities purchased from such holder. If a U.S. holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for in the TIN in the Substitute FormW-9, and sign and date the Substitute Form W-9. If "Applied For" is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 28% on all payments of the purchase price to such holder until the earlier of the date a TIN is provided to the Depositary or such amount has been remitted to the appropriate taxation authority.

10. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that such depositary may contact you.

11. Fractional Shares

No fractional Signal Shares will be issued. Where a holder of Predator Shares elects or deems to have elected to receive Signal Shares in the aggregate number of Signal Shares to be issued to that Shareholder would result in fractions of a Signal Share issued, an adjustment will be made to the next highest whole number of Signal Shares. In calculating such fractional interests, all Purchased Shares registered in the name of a Shareholder or nominee of such Shareholder shall be aggregated.

Office of the Depositary

By Mail, Hand or Courier

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta
T2G 0P6
Attention: Corporate and Shareholder Services

Telephone: (403) 261-0900
Facsimile: (403) 265-1455
Email: cssinquiries@olympiatrust.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.

Part I - 4. Form of Notice of Guaranteed Delivery for common shares of Predator Exploration Ltd. to be deposited pursuant to the Offer dated November 26, 2004

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for
Common Shares
of
PREDATOR EXPLORATION LTD.

to be deposited pursuant to the Offer dated November 26, 2004
of
SIGNALENERGY INC.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated November 26, 2004 that accompanies this Notice of Guaranteed Delivery.

If a Shareholder wishes to deposit Predator Exploration Ltd. ("Predator") common shares (the "Predator Shares") pursuant to the Offer and: (i) the certificate(s) representing such Predator Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Predator Shares and all other required documents to the Depositary prior to the Expiry Time, such Predator Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Calgary listed below prior to the Expiry Time; and

(c) the certificate(s) representing such Predator Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering the Predator Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary listed below on or before 5:00 p.m. (Calgary time) on the third Business Day after the Expiry Date.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at its office in Calgary prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set out below.

This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: **SIGNALENERGY INC.**
AND TO: **OLYMPIA TRUST COMPANY, as Depositary**

By Mail, Hand or Courier
2300, 125 -9th Avenue S.E.
Calgary, Alberta T2G 0P6
Attention: Corporate and Shareholder Services

By Facsimile
(403) 265-1455

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile other than as set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with SignalEnergy Inc., upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Predator Shares described below, pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer and Instruction 2 of the Letter of Transmittal.

Name and Address of Shareholder (please print)	Certificate No. (if available)	Number of Shares
	TOTAL PREDATOR SHARES	

Area Code and Telephone Number during Business Hours:

( ) ______________________________

Dated: ______________________________

GUARANTEE

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Calgary listed above) of the certificate(s) representing Predator Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Letter of Transmittal, on or before 5:00 p.m. (Calgary time) on the third Business Day after the Expiry Date.

Name of Firm: ______________________

Address of Firm: ______________________

____

Telephone Number: ______________________

Authorized Signature: ______________________

Name: ______________________

Title: ______________________

Dated: ______________________

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Press Release dated November 2, 2004

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
SignalEnergy Inc. Announces Concurrent Corporate Acquisitions

/THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR TO ANY UNITED STATES NEWS SERVICES/

CALGARY, Nov. 2 /CNW/ - SignalEnergy Inc. ("Signal") and Predator Exploration Ltd ("Predator") are pleased to announce that they have entered into an agreement where Signal will acquire all of the shares of Predator, a public company trading on the TSX-Venture Exchange. In addition, Signal is pleased to announce that it has also entered into an agreement to purchase a private oil and gas company operating in Alberta ("Privateco"). These acquisitions will occur over the next two months with closing of the Predator acquisition expected by year-end, and the Privateco acquisition to close on January 14, 2005.

Predator Offer:

The business combination between Signal and Predator will be completed by way of a take-over bid and has been unanimously approved by the Board of Directors of both Signal and Predator. Under the terms of the take-over bid, Predator shareholders will receive 0.3846 of a share of Signal for each share of Predator. In addition to the share consideration, Signal will also assume Predator's existing debt and working capital deficiency which is to not exceed $8.5 million. Total consideration for Predator is approximately 21.9 MM$ including assumption of debt, and is based on the 30-day weighted average trading price of Signal of $1.28 per share.

Predator's main assets are producing natural gas properties in NE British Columbia and Kaybob in West Central Alberta plus other interests in Central Alberta including Crossfield, Garrington and Sundre Alberta where a recent exploration well drilled by Predator is currently being completed. Current Predator production is approximately 520 Boe/d (100% natural gas) with an additional 60 Boe/d to be tied in before year-end in Buick Creek. In addition, Predator has additional upside potential on 10,214 net acres of undeveloped lands with several drill ready prospects and future growth through additional exploration and development on company lands.

The completion of this transaction is subject to customary conditions including regulatory approval and deposit of at least 66 2/3 percent of the Predator shares in acceptance of the offer. Predator has retained First Associates Investments Inc. as its financial advisor in respect to the proposed transaction and have provided an opinion to the board of directors of Predator that, subject to its review of the final form of documentation effecting the transaction, the consideration currently contemplated to be received by the Predator shareholders as a result of the transaction is fair from a financial point of view. Signal has retained Tristone Capital Inc. as its financial advisor with respect to the Predator transaction and as soliciting dealer in connection with the offer. Takeover bid documentation including Signal's Takeover Bid Circular and Predator's Directors Circular will be mailed to the shareholders of Predator no later than November 26, 2004. The transaction is expected to close no later than December 31, 2004.

Management and Directors of Predator have entered into lockup agreements pursuant to which they have agreed to tender their shares to the offer. In addition, the Predator has agreed that it will not solicit or initiate discussions or negotiations with third parties in regards to any business combination involving Predator, and under defined circumstances both parties are subject to a non-completion fee.

Privateco Offer:

Signal also has entered into an acquisition agreement to acquire 100% of the outstanding shares of Privateco. Under the terms of the acquisition agreement, Privateco shareholders will receive consideration of $5.4 million consisting of $4.1 million in cash, to be financed by Signal's current working capital surplus and available credit facilities and the issuance of 1.0 million common shares of Signal.

Privateco's main assets are producing natural gas properties in the Chigwell area of Central Alberta. Current Privateco production is approximately 180 Boe/d (95% natural gas) with three well operations ongoing in Chigwell which are anticipated to add an additional 100 Boe/d by year-end. The Chigwell assets are consistent with Signal's business plan as it is an area with significant shallow gas development regionally for both conventional shallow gas sands plus a rapidly developing Coal Bed Methane play in the region. In addition, the Privateco acquisition adds several lower risk projects targeting natural gas in the Lower Mannville section. Closing of this transaction is subject to customary conditions including regulatory approval.

Pro-forma highlights:

Upon successful completion of the proposed transactions, Signal will have the following attributes:

- Daily production of approximately 1200 Boe/d. The combined rate represents an increase of 240% over Signal's current production rate and an increase of 295% over Signal's second quarter 2004 average of 410 Boe/d.

- Acquisition metrics on the combined acquisitions is approximately $39,000 per flowing Boe before deducting value for undeveloped lands.

- Target 2004 exit rate for the three companies combined of 1400 Boe/d pending successful tie-in of several projects currently in the inventory of all three companies.

- Net debt estimated at 8 MM$ after closing of the Privateco acquisition in January 2005.

- Significantly expanded prospect inventory with an excellent mix of low risk resource style assets, conventional development projects plus high reward higher risk exploration potential. In summary, Signal's core areas will have the following attributes:

    1. Shallow resource style play in Signal's Twining core area with over 60 drillable locations targeting CBM and Edmonton sands development potential.

    2. Low risk coal and lower Mannville recompletion opportunities in Chigwell with several near term projects capable of expanding Signal's production rate.

    3. Conventional plays in Carrot Creek, Kaybob and Buick Creek targeting 1-2 BCF targets at medium risk levels.

    4. Exploration targets in Buick Creek, Grizzly and Sundre offering high impact drilling potential.

- Tax pools of approximately 75 MM$ held within Signal which can be used to shield future taxable income.

- Proforma share capitalization will consist of 47.3 million shares comprised of 42.1 million Common Shares and 5.2 million Class A Non-voting Common Shares.

In his comments regarding the proposed transactions, Mr. J. Cameron Bailey, President and Chief Executive Officer of Signal stated "The acquisition of Predator and Privateco will provide Signal with an expanded play inventory capable of accelerating the company's growth plans in the near term and in 2005. The addition of assets in Buick Creek and Chigwell are consistent with Signal's business strategy of developing core areas featuring quality long life reserves and identifiable development opportunities. Also with the addition of Predator's Kaybob assets, the company's Carrot Creek-Kaybob core area has been expanded significantly and provides a solid cash flow base for future exploration efforts. Finally, Predator's Sundre exploration project adds further exploration potential.

These acquisitions are a significant step in the development of Signal into a full-cycle exploration and production company. Since implementing the company's oil and gas business strategy in January 2004, we have been able to deliver on our goals of building a solid foundation for Signal Energy."

In his comments regarding the business combination of Predator with Signal, Mr. Jim Silye, President and Chief Executive Officer of Predator stated "This transaction benefits Predator's shareholders by allowing for acceleration of the company's development projects and improved access to capital markets. The combination of the two companies provides for a solid financial footing including significant tax pools which will provide for improved allocation of cash flow to value added projects."

The Toronto Stock Exchange has neither approved nor disapproved the contents hereof.

The common shares of Signal have not and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold in the United States or to any US person except in certain transactions exempt from the registration requirements of the US Securities Act and applicable state securities laws.

%SEDAR: 00002760E

/For further information: J. Cameron Bailey, President and Chief Executive Officer, SignalEnergy Inc., Phone: (403) 290-2450, Email: cbailey(at)signalenergy.com; Jim Silye, President and Chief Executive Officer, Predator Exploration Ltd, Phone: (403) 290-0430, Email: jimsilye(at)predatorexploration.com/

(SGI.)

CO: SignalEnergy Inc.; Predator Exploration Ltd.

CNW 09:55e 02-NOV-04

PART III – CONSENT TO SERVICE OF PROCESS

FORM F-X

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"): **SIGNALENERGY INC.**

B. This is

[✓] an original filing for the Filer

[ ] an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	**SIGNALENERGY INC.**
Form type:	**FORM CB**
File Number:	
Filed by:	**SIGNALENERGY INC.**
Dated Filed:	**NOVEMBER 26, 2004**

D. The Filer is incorporated or organized under the laws of the **Quebec, Canada** and has its principal place of business at:

1410, 630 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 0S8

Its phone number at that location is: **(403) 398-3345**

E. The Filer designates and appoints **Kenneth G. Sam** ("Agent"). Located at:

c/o Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 90101
206-903-8804

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on **Form CB** on **November 26, 2004** or any purchase or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust

Indenture Act of 1939. The Filer stipulates an agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 20-F, or SB-2 or Schedule 13K-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8 or Form F-80 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8 or Form F-80;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I (e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, this 26rd day of November, 2004.

SIGNALENERGY INC.

By: [signature]

Its: President & C.E.O.

This statement has been signed by the following persons and on the dates indicated.

Kenneth G. Sam, Esq.

Signature

Title: **Attorney, Dorsey & Whitney LLP**

Date: **November 26, 2004**

C192

PART IV – SIGNATURES

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNALENERGY INC.

(Signature)

J. Cameron Bailey, President and Chief Executive Officer
(Name and Title)

November 26, 2004
(Date)